Form 10-K, Exhibit 13
period 1995-12-31
INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS INC
filed 1996-03-19
CIK 354813

                                                                      EXHIBIT 13



INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.


                                                              1995 ANNUAL REPORT




                             [MISCELLANEOUS PHOTOS]

                                 International Lottery & Totalizator Systems,
Inc.(TM) (NASDAQ:ITSI) provides computerized ticket processing equipment, systems and services to racing organizations and lotteries worldwide.

                                                              QUALITY COMMITMENT




                                   ILTS is an ISO 9001 registered company, which
demonstrates that we meet the highest level of quality standards for both our design and manufacturing processes. ILTS has a long-established reputation of providing the best technology and highest quality products to the markets we serve. The Company's quality commitment is to achieve customer satisfaction by:

       - Providing products designed and manufactured for durability and reliability.

       - Providing delivery performance that competitors cannot match.

       - Providing customer service that meets or exceeds customer expectations.

                                                                        ILTS / 1

PRESIDENT'S MESSAGE TO
THE SHAREHOLDERS

Nineteen ninety-five was another challenging year for ILTS. We continued to strategically reposition the Company for future growth and profitability while simultaneously resolving some difficult issues from the past.

    The strategic shift initiated in 1992 to transition the Company from relying solely on contract sales to also becoming a lottery facilities management service provider remains a sound objective. However, the initial lottery service projects have proven costly. Chief among those has been the Russian lottery project. Begun in 1993, this project has been both difficult and frustrating. Among the lessons learned, we found that everything in Russia takes longer and costs more than anyone ever imagined. Although almost all of the project was written off or reserved at year-end 1994, the project was finally terminated in November of 1995 after exhausting numerous options to secure outside financing or joint venture partners for the project. The remaining investment and costs of the project were expensed in 1995.

    Another major contributor to the 1995 loss was the shareholders' class action lawsuit. This suit was filed in mid-1994


                                   [CAPTION]
        ILTS provides innovative gaming solutions with quality products and services to maximize the revenue of our customers and
                    bring a fair return to our shareholders.


                                    [PHOTOS]


2 / ILTS
following the announced write-off of costs associated with the lottery service projects in the Republic of Georgia and the Dominican Republic and the write-down of the Company's investment in the Papua New Guinea project. The Company's total legal expenses in 1995 exceeded $1 million dollars; the majority of this related to the shareholders' suit. Additionally, the Company recorded a reserve for the costs associated with the proposed settlement, which includes legal fees plus 1.2 million authorized and unissued common shares.

    Yet another factor in the 1995 loss was lower-than-expected sales volume primarily due to delays and postponements of anticipated procurements by both existing customers and new prospects.

    Notwithstanding the negative effects of the Russian project, the shareholders' lawsuit, and the reduced contract volume, there were a number of notable positive events for ILTS in 1995:

    - We sold the facilities management and equipment lease contracts for the lottery in Papua New Guinea to the principal shareholders of the operating company, The Lotto Pty. Ltd. Proceeds from the sale are anticipated to accelerate the Company's return on its investment, and ultimately should provide a greater return than if the Company had continued to operate the lottery for Lotto Pty.

    - We negotiated several significant strategic partnerships and alliances during 1995. Among these was a participation and licensing agreement with The Royal Hong Kong Jockey Club (RHKJC) where, in exchange for the Company's participation in developing a new, high-performance betting system for the RHKJC, we receive the rights to market that software system. A second alliance involved a licensing agreement with Racecourse Totalizators Pty. Ltd. of Australia, wherein ILTS has licensed Racecourse Totalizators' UNIX-based


                                   [CAPTION]
       Widespread employee involvement, teamwork and pride of workmanship are keys to the Company's success in providing customer satisfaction.


                                    [PHOTOS]


                                                                        ILTS / 3
betting system software products for incorporation into the Company's pari-mutuel system. Another strategic alliance was established with a company that has developed a low-cost terminal for entering and storing bets off-line. In combination with our on-line technology, we are confident this alliance will facilitate new opportunities for automating lotteries in many developing countries around the world.

    In total, we expect all of these new alliances to make our product offerings stronger and to aid us in establishing competitive advantages in several of the markets we serve.

    - We added two new lottery customers in 1995, Pascal & Company (Pascal) of the United Kingdom and Natural Avenue Sdn. Berhad of Malaysia. For Pascal, we will provide a lottery system and services for operation of an on-line lottery on behalf of the National Health Service and the National Hospital Trust in England. Natural Avenue is the operator of a lottery in the state of Sarawak, in east Malaysia. On-line sales began on February 12, 1996.

    - We continued to book new orders from several of our established customers, including ATG in Sweden, PGMC in the Philippines and SATAB in Australia. All of these orders include the DATAMARK Flipper terminal, which gained wide support with our customers in 1995.

    - We completed an ISO audit performed by Underwriters Laboratories and received ISO 9001 certification. This was a strategic target for the Company and demonstrates our continued commitment to quality in design, development and manufacturing under rigid standards.

    - We continued to develop and refine our lottery system software to enable the Company to compete successfully in the lottery service business.

    - We continued to streamline internal operations, including more efficient employee utilization and reducing operating expenses wherever possible.

    Our goal is to become profitable in 1996, and establish a pattern of consistent profitability. To do so, we will continue to streamline our operations, control and reduce costs where possible, and work toward improving our manufacturing efficiencies and project costs. At the same time, we are implementing an aggressive sales effort.

    It is important to mention that although this is our goal several factors outside our control, such as delays in receiving new orders and foreign political uncertainties, could affect our ability to accomplish this objective.

    I believe we have eliminated many of the past problems and have positioned the Company for future profitability. I offer my sincere gratitude and appreciation to our shareholders who have shown continued loyalty, and to our employees who remain dedicated and enthusiastic. With the continued support and patience of our shareholders and employees together with that of our valued customers, we will build a strong and profitable company.

                         [PHOTO OF FREDERICK A. BRUNN]


                                       /s/ Frederick A. Brunn

                                       FREDERICK A. BRUNN
                                       PRESIDENT
                                       DIRECTOR



4 / ILTS

SELECTED FINANCIAL DATA

YEARS ENDED DECEMBER 31,         1995        1994        1993         1992       1991
---------------------------------------------------------------------------------------
Thousands of dollars except per share amounts and non-monetary items

Income statement data
   Revenue                     $ 18,641    $ 24,089    $ 25,017    $ 19,837    $ 29,491
   Gross profit                   1,185       4,527       9,038       6,796      10,474
   Operating income (loss)      (14,221)    (22,943)        302        (679)      2,428
   Net income (loss)            (13,869)    (22,620)        605        (629)      1,701
   Earnings (loss) per share       (.83)      (1.35)        .05        (.06)        .18

Balance sheet data
   Total assets                  21,352      31,888      54,924      19,883      19,295
   Long-term obligations            109          --          --          --          84
   Shareholders' equity          13,412      27,145      48,855      10,828      11,285

Key ratios & statistics
   Gross margin                     6.4%       18.8%       36.1%       34.3%       35.5%
   Operating margin/(loss)        (76.3%)     (95.2%)       1.2%       (3.4%)       8.2%
   Working capital                8,788      22,236      31,670       3,774       8,264
   Book value                       .80        1.62        2.94        1.10        1.17
   Current ratio                   2.12        5.69        6.22        1.42        2.05
   Backlog                        9,214      11,168      15,250      16,819      19,387
   Employees                        176         277         249         216         201
   Shares outstanding            16,816      16,804      16,574       9,782       9,632

                                                                        ILTS / 5

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

1995 vs. 1994

1995 revenue decreased $5.4 million or 23% compared to 1994. This change mainly reflects a lower level of contract business in 1995. New orders received in 1995 were $12.6 million compared to $20.0 million in 1994. As part of its strategic plan, the Company has pursued long-term service contracts as a source of revenue. Service contracts pose capital investment risks for the Company that do not exist in its product sale business. Revenues are received only after a system becomes operational, based upon a percentage of the customer's gross receipts from the system. The Company, therefore, bears the risk that scheduling delays may occur, that a system may never become operational, or that revenue levels may not be sufficient to provide a return of costs invested. During 1992, the Company entered into a lottery service agreement in Papua New Guinea. A minimal amount of revenues was earned on this service contract in the first six months of 1995. In July 1995, the Company sold all interest in its Papua New Guinea lottery operations to the principal shareholders of the lottery licensee, The Lotto Pty. Ltd., in return for $175 thousand cash and a note of $1.3 million to be paid in monthly installments of approximately $79 thousand per month for a period of 17 months commencing in September 1995. Additionally, the Company will receive a percentage of the annual gross lottery sales or an annual sum of $260 thousand, whichever is greater for a period of five years, provided that the additional sums shall not exceed $3 million. The installment payments and the minimum percentage payments are secured by all lottery assets and certain personal guarantees and indemnifications of all of the shareholders of The Lotto Pty. Ltd. The Company's remaining investment in the PNG lottery is approximately $338 thousand and is included in other assets. The Company will not record any gain until the balance of the receivable has been collected.

    In August 1993, the Company entered into management and equipment lease agreements to operate an on-line lottery within the Russian Federation ("the Project") with Zodiac On-Line ("Zodiac"), a Russian lottery operating company. Under the terms of the agreements, the lottery was to be conducted under a non-exclusive license held by a Russian charitable organization (the "Foundation"). In 1994, the Company acquired Zodiac making it a wholly owned subsidiary. In December 1994, the Company recorded a provision with respect to its investment and subsequently has expensed all related costs as they were incurred. In June 1995, the Company became the lottery operator under a license granted to the Russian Federal Postal Service. In November 1995, the Company terminated the Project after exhausting numerous financing and joint venture possibilities. In 1995, project related expenses, including a provision for future costs to liquidate the operation totaled $2.8 million. In May 1995, the Company entered into an equipment lease agreement in the United Kingdom (U.K.) to operate a lottery to benefit the National Hospital System. The Company has invested $2.8 million in the Project as of December 31, 1995, which comprises the entire amount invested in lottery service agreements at that date. See Note 4 of Notes to Consolidated Financial Statements on page 13. The Company believes it will ultimately recover its investment in the U.K. lottery service agreement. However, realization of this investment is dependent upon future events, including the successful operation of the lottery at revenue levels sufficient to provide a return of costs invested. Cost of sales as a percentage of revenue increased to 94% in 1995 from 81% in 1994 due mainly to unfavorable manufacturing variances in 1995, costs associated with a reduction in work force and operational costs in support of the Company's lottery service operations. Engineering, research and development expenses in 1995 decreased $258 thousand or 16% compared to 1994. Of the $1.4 million expended in 1995, $0.9 million went toward development of lottery software. Selling, general and administrative expenses increased $2.8 million in 1995 compared to 1994. The increase in selling, general and administrative expenses from 1994 is due to increased legal expenses and a proposed settlement of a shareholders' lawsuit, costs incurred for domestic lottery proposals, and costs associated with a reduction in work force. Net interest income was $407 thousand in 1995 compared to net interest income of $467 thousand in 1994. Interest income is generated from short term investments.

1994 vs. 1993

1994 revenue decreased $0.9 million or 4% compared to 1993. This change mainly reflects a lower level of contract business in 1994. New orders received in 1994 were $20.0 million compared to $20.9 million in 1993. As part of its strategic plan, the Company has pursued


6 / ILTS
long-term service contracts as a source of revenue. Service contracts pose capital investment risks for the Company that do not exist in its product sale business. Revenues are received only after a system becomes operational, based upon a percentage of the customer's gross receipts from the system. The Company, therefore, bears the risk that scheduling delays may occur, that a system may never become operational, or that revenue levels may not be sufficient to provide a return of costs invested. During 1992, the Company entered into lottery service agreements in Papua New Guinea and the Republic of Georgia. In 1993, two additional lottery service agreements, in the Russian Federation and Dominican Republic, were added. A minimal amount of revenues was earned on service contracts in 1994. In the second quarter of 1994, the Company took a $9.8 million accounting charge to write-off its investment in the Dominican Republic and the Republic of Georgia and to write down its investment in Papua New Guinea. The Company abandoned its investment of $1.2 million in the Republic of Georgia due to worsening of the political and economic environment there. Based on projected revenues, the Papua New Guinea investment was written down by $3.0 million to the estimated future cash flows of that project and the Dominican Republic investment of $5.6 million was written off.

    In August 1993, the Company entered into management and equipment lease agreements to operate an on-line lottery within the Russian Federation ("the Project") with Zodiac On-Line ("Zodiac"), a Russian lottery operating company. Under the terms of the agreements, the lottery was to be conducted under a non-exclusive license held by a Russian charitable organization ("the Foundation"). In 1994, the Company acquired Zodiac making it a wholly-owned subsidiary. On November 1, 1994, the Russian government issued a decree which required all existing lottery license holders, including the Foundation, to apply for re-registration of their license by February 1, 1995. The Company initially understood that the re-registration was to be a straightforward, administrative process. However, at December 31, 1994, the re-registration process had not been defined by the government and the Company was awaiting official notification of the re-registration requirements. The Company had invested $9.0 million in the Project through December 31, 1994 and, subject to resolution of the re-registration of the license described above, expects to continue with the Project. Because of this uncertainty, there can be no assurance that the Company will ultimately implement the Project or, if implemented, that the Project will be successful. Due to the above change in circumstances, combined with the continued economic, political and legal instability in Russia, the Company recorded a provision of $7.6 million in its quarter ended December 31, 1994 with respect to the investment made in the Project. The remaining $1.4 million represents the estimated net realizable value of the terminal and related equipment, should the project be terminated. Further, due to the circumstances noted above, future costs of the Project, in excess of the recoverable value of the terminals and related equipment, will now be expensed as incurred by the Company rather than capitalized. See Note 4 of Notes to Consolidated Financial Statements on page 13. The Company has net assets of $2.3 million at December 31, 1994 in lottery service agreements. The Company believes it will ultimately recover its investment in these lottery service agreements. However, realization of this investment is dependent upon future events, including the successful operation of the lotteries at revenue levels sufficient to provide a return of costs invested. In addition, in the quarter ended December 31, 1994, the Company discontinued its airline ticket/boarding pass terminal product line, resulting in a charge of $0.5 million in the quarter and a total of $1.5 million through December 31, 1994. Cost of sales as a percentage of revenue increased to 81% in 1994 from 64% in 1993 due mainly to unfavorable manufacturing variances, inventory reserves; costs associated with a reduction in work force and operational costs in support of the Company's lottery service operations. Engineering, research and development expenses in 1994 decreased $415 thousand or 20% compared to 1993. Of the $1.6 million expended in 1994, $0.9 million went toward development of the DATAMARK Flipper terminal. Selling, general and administrative expenses increased $1.7 million in 1994 compared to 1993. The increase in selling, general and administrative expenses from 1993 is due to increased legal expenses relating to a shareholders lawsuit, costs associated with the retirement and consulting agreement with the Company's former chairman and chief executive officer, costs incurred for domestic lottery proposals and costs associated with a reduction in work force. Net interest income was $467 thousand in 1994 compared to net interest income of $107 thousand in 1993. Interest income is generated from short term investments.

Liquidity and Capital Resources

During 1995, the Company's working capital decreased approximately $13.5 million due to costs relating to a shareholders lawsuit, manufacturing variances, and expenses associated with the Russian lottery project. Cash and current receivable balances totaled approximately $5.5 million at December 31, 1995. The Company is dependent upon its few major customers. Advance and progress payments from these customers are also an important source of working capital. Management believes that existing cash and cash equivalents, plus cash provided from operations will provide adequate resources to fund 1996 operations. As of December 31, 1995, there are no commitments for major capital expenditures.

                                                                        ILTS / 7

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,                                                1995             1994              1993
---------------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share amounts

Contract revenue and sales                                         $  18,641        $  24,089          $ 25,017
---------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Costs of sales                                                     17,456           19,562            15,979
   Write-offs and write-downs of lottery service agreements            2,807           17,444                --
   Engineering, research and development                               1,360            1,618             2,033
   Selling, general and administrative                                11,239            8,408             6,703
---------------------------------------------------------------------------------------------------------------
   Total costs and expenses                                           32,862           47,032            24,715
---------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                        (14,221)         (22,943)              302


Other income:
   Foreign exchange gain                                                  --               --                25
   Interest income, net                                                  352              467               107
   Gain on sale of subsidiary                                             --               --               268
---------------------------------------------------------------------------------------------------------------
Income (loss) before provision for taxes based on income             (13,869)         (22,476)              702
---------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                --              144                97
---------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  $ (13,869)       $ (22,620)         $    605
---------------------------------------------------------------------------------------------------------------


Net income (loss) per share:
   Primary                                                         $    (.83)       $   (1.35)         $    .05
---------------------------------------------------------------------------------------------------------------
   Fully-diluted                                                   $    (.83)       $   (1.35)         $    .04
---------------------------------------------------------------------------------------------------------------

Shares used in determination of net income (loss) per share:
   Primary                                                            16,812           16,760            13,261
---------------------------------------------------------------------------------------------------------------
   Fully-diluted                                                      16,812           16,760            13,780
---------------------------------------------------------------------------------------------------------------


See accompanying notes.


8 / ILTS

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                                                                            1995         1994
--------------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except share amounts

Assets
Current assets:
   Cash and cash equivalents                                                                          $  3,904    $  9,467
   Accounts receivable, net of allowance for doubtful accounts of $63 ($209 in 1994)                     1,588       2,398
   Costs and estimated earnings in excess of billings on uncompleted contracts                           3,665       3,382
   Inventories, at lower of cost (first-in, first-out method) or market:
      Finished goods                                                                                       150         831
      Work in process                                                                                      173       2,173
      Raw materials                                                                                      6,497       7,495
--------------------------------------------------------------------------------------------------------------------------
         Total inventories                                                                               6,820      10,499
--------------------------------------------------------------------------------------------------------------------------
   Other current assets                                                                                    642       1,233
--------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                    16,619      26,979
--------------------------------------------------------------------------------------------------------------------------

Non-current account receivable                                                                              52          --
Investment in lottery service agreements, net                                                            2,759       2,254
Equipment, furniture and fixtures at cost, less accumulated depreciation of $3,222 ($2,903 in 1994)      1,361       1,650
Computer software costs, less accumulated amortization of $1,331 ($821 in 1994)                            561       1,005
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                          $ 21,352    $ 31,888
--------------------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity
Current liabilities:
   Note payable to bank                                                                               $     --    $    300
   Accounts payable                                                                                        231         909
   Billings in excess of costs and estimated earnings on uncompleted contracts                             115         968
   Accrued payroll and related taxes                                                                       949         595
   Warranty reserves                                                                                       298         348
   Accrued litigation settlement                                                                         4,200          --
   Other current liabilities                                                                             2,038       1,623
 --------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                             7,831       4,743
--------------------------------------------------------------------------------------------------------------------------

Capital lease obligations                                                                                  109          --


Commitments and contingencies
Shareholders' equity:
   Common shares; no par value, 50,000,000 shares authorized; 16,816,211 shares issued
      and outstanding (16,803,711 in 1994)                                                              48,687      48,650
   Retained earnings (deficit)                                                                         (35,223)    (21,354)
   Foreign currency translation adjustment                                                                 (52)       (151)
--------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                              13,412      27,145
--------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                            $ 21,352    $ 31,888
--------------------------------------------------------------------------------------------------------------------------

See accompanying notes.


                                                                        ILTS / 9

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,                                                                       1995        1994        1993
---------------------------------------------------------------------------------------------------------------------------
Thousands of dollars

Cash flows from operating activities:
   Net income (loss)                                                                       $(13,869)   $(22,620)   $    605
   Adjustments to reconcile net income (loss) to net cash used for operating activities:
      Depreciation and amortization                                                           1,061       1,656       1,444
      Deferred income taxes                                                                      --         148        (148)
      Foreign exchange gain                                                                      --          --         (25)
      Stock option compensation                                                                  --         304          --
      Write-offs and write-downs of lottery service agreements                                2,807      17,444          --
      Gain on sale of subsidiary                                                                 --          --        (268)
      Changes in operating assets and liabilities:
         Accounts receivable                                                                    810       1,635        (264)
         Costs and estimated earnings in excess of billings on uncompleted contracts           (283)       (856)     (2,133)
         Inventories                                                                          3,679      (4,003)      1,441
         Accounts payable                                                                      (678)       (633)       (650)
         Billings in excess of costs and estimated earnings on uncompleted contracts           (853)     (1,432)       (968)
         Accrued payroll and related taxes                                                      354         (66)        222
         Income taxes                                                                            --          --        (121)
         Accrued litigation settlement                                                        4,200          --          --
         Other                                                                                  572         580         (27)
---------------------------------------------------------------------------------------------------------------------------
            Net cash used for operating activities                                           (2,200)     (7,843)       (892)
---------------------------------------------------------------------------------------------------------------------------
Cash flows used for investing activities:
   Investment in lottery service agreements                                                  (4,044)     (5,934)     (9,912)
   Lottery service agreement sale proceeds and advance repayments                               651         402          --
   Non-current account receivable                                                                --         330         202
   Additions to equipment                                                                      (250)     (1,209)       (259)
   Additions to computer software costs                                                         (67)       (413)       (718)
   Proceeds from sale of subsidiary                                                             525         325         325
---------------------------------------------------------------------------------------------------------------------------
             Net cash used for investing activities                                           (3,185)     (6,499)    (10,362)
---------------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used for) financing activities:
   Additions to notes payable                                                                    --         300          --
   Payments on notes payable                                                                   (300)         --      (2,250)
   Proceeds from issuance of subordinated notes                                                  --          --       2,350
   Payments on subordinated notes                                                                --          --      (2,350)
   Proceeds from issuance of common shares and warrants                                          23         614      35,944
---------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used for) financing activities                               (277)        914      33,694
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                          99          (8)         22
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                             (5,563)    (13,436)     22,462
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                                9,467      22,903         441
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                   $  3,904    $  9,467    $ 22,903
---------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
   Cash paid during the year for interest                                                        46          47         330
---------------------------------------------------------------------------------------------------------------------------

   Cash paid during the year for income taxes                                                     7           8         220
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

10 / ILTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                    FOREIGN
                                                                                 RETAINED          CURRENCY
                                                      COMMON SHARES              EARNINGS       TRANSLATION
                                                 SHARES           AMOUNT         (DEFICIT)       ADJUSTMENT             TOTAL
-----------------------------------------------------------------------------------------------------------------------------
Thousands of shares/dollars

Balance at December 31, 1992                      9,782         $ 10,349         $     661           $ (182)         $ 10,828
-----------------------------------------------------------------------------------------------------------------------------
   Proceeds from exercise of stock options,
      including related tax benefits                192              459                --               --               459
   Proceeds from sale of shares to Berjaya
      Lottery Management                          6,600           35,325                --               --            35,325
   Issuance of warrants and stock options            --            1,599                --               --             1,599
   Foreign currency translation adjustment           --               --                --               39                39
   Net income - 1993                                 --               --               605               --               605
-----------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993                     16,574           47,732             1,266             (143)           48,855
-----------------------------------------------------------------------------------------------------------------------------
   Proceeds from exercise of warrants                98              471                --               --               471
   Proceeds from exercise of stock options          132              143                --               --               143
   Accelerated vesting of options for
      terminated employees                           --              304                --               --               304
   Foreign currency translation adjustment           --               --                --               (8)               (8)
   Net loss - 1994                                   --               --           (22,620)              --           (22,620)
-----------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                     16,804           48,650           (21,354)            (151)           27,145
-----------------------------------------------------------------------------------------------------------------------------
   Proceeds from exercise of stock options           12               23                --               --                23
   Accelerated vesting of stock options for
      terminated employees                           --               14                --               --                14
   Foreign currency translation adjustment           --               --                --               99                99
   Net loss - 1995                                   --               --           (13,869)              --           (13,869)
-----------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                     16,816         $ 48,687         $ (35,223)          $  (52)         $ 13,412
-----------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                                                       ILTS / 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

International Lottery & Totalizator Systems, Inc. ("the Company") designs, manufactures, sells, leases, manages, supports and services computerized ticket issuing systems and terminals for global pari-mutuel and on-line lottery industries. The principal applications for the Company's products are in the automated pari-mutuel (horse racing) wagering and on-line government sponsored lottery industries.

   The principal proprietary component of the Company's system is the DATAMARK terminal, a compact, reliable microprocessor-based ticketing terminal which can be modified to meet specific customer feature and configuration requirements. The Company sells its product principally in international markets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The accompanying financial statements consolidate the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany accounts and transactions are eliminated in consolidation.

REVENUE RECOGNITION The Company recognizes long-term contract revenue on the percentage-of-completion method, based on contract costs incurred to date compared to total estimated contract costs. The effects of changes in contract cost estimates are recognized in the period they are determined. Revenues under lottery services agreements are based on a percentage of the customer's lottery sales volume and recognized upon receipt. Revenues relating to certain assets when the ultimate total collection is not reasonably assured are being recorded under the cost recovery method. All other revenue is recorded on the basis of shipments of products or performance of services.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DEPRECIATION Depreciation of equipment, furniture and fixtures is provided principally using the straight-line method over estimated useful lives of 3 to 8 years.

COMPUTER SOFTWARE COSTS The Company capitalizes the costs of computer software incurred in the development of specific products, after technological feasibility has been established. The capitalized software costs are amortized using the greater of the amount computed using the ratio of current product revenue to estimated total product revenue or the straight-line method over the remaining estimated economic lives of the products (2 to 5 years). Amortization expense totaled $510 thousand, $687 thousand, and $666 thousand for the years ended December 31, 1995, 1994, and 1993 respectively.

WARRANTY RESERVES Estimated expenses for warranty obligations are accrued as income is recognized on related contracts. The reserves are adjusted periodically to reflect actual results.

FOREIGN CURRENCY The Company has contracts with certain customers that are denominated in foreign currencies and related transaction gains and losses are recognized as a component of current operations. The consolidated accounts of the Company's Australian subsidiary have been translated from its functional currency, the Australian dollar. The effect of the exchange rate fluctuations between the U.S. dollar and the Australian dollar is recorded as an increase (decrease) to a separate component of shareholders' equity. The Company's other foreign subsidiary uses the U.S. dollar as its functional currency and, accordingly, related translation gains and losses are recognized in current operations.

PER SHARE INFORMATION Primary earnings per share are based on the weighted average number of shares outstanding during the year and the dilutive effect of common share equivalents.

RESEARCH AND DEVELOPMENT Research and development expense for the years ended December 31, 1995, 1994, and 1993 was $1.4 million, $1.6 million, and $2.0 million, respectively.

CONCENTRATION OF CREDIT RISK Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts are primarily related to contracts with a few major customers. These amounts are payable in accordance with the terms of individual contracts and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents at December 31, 1995 and 1994 are investments in commercial paper and municipal bonds totaling $2.2 and $7.9 million, respectively, which mature in January 1996 and March 1995, respectively. The estimated fair value of these investments approximate the amortized cost; therefore, there are no unrealized gains or losses as of December 31, 1995 or 1994.

INVESTMENT IN LOTTERY SERVICE AGREEMENTS The investment in lottery service agreements includes the direct costs of manufacture and installation of computerized electronic lotteries, including the terminals, central computer systems and start-up related implementation costs to the extent that recovery of such costs is determined to be reasonably assured. The Company depreciates the system cost over the shorter of the estimated useful life or initial contract.

STOCK OPTIONS The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equal the market price of the underlying stock on the date of grant, no compensation expense is recognized.

NOTE PAYABLE TO BANK The maximum amount of month-end borrowings under short-term notes payable to a bank were $.58 million, $.3 million and $2.2 million in 1995, 1994 and 1993 respectively. The average month-end amount outstanding during 1995 was $115 thousand, (1994 -$54 thousand and 1993 - $797 thousand) with a weighted average interest rate of 8.3% (1994- 9.1% and 1993-8.0%)

2. RELATED PARTY TRANSACTIONS

The Company has entered several sales agreements to supply terminals to entities in which a substantial shareholder of the Company has a significant equity interest. These revenues totaled $3.5 million and $5.2 million in 1995 and 1994 respectively. Included in accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts were $2.3 million and $1.4 million at December 31, 1995 and 1994, respectively, relating to these customers.


12 / ILTS

3. CONTRACTS IN PROCESS

The amounts by which total costs and estimated earnings exceeded or were less than billings on uncompleted contracts are as follows (in thousands):

DECEMBER 31,                                           1995                1994
-------------------------------------------------------------------------------
Costs incurred                                     $ 15,665            $ 12,572
Estimated earnings                                    4,612               5,820
-------------------------------------------------------------------------------
                                                     20,277              18,392
-------------------------------------------------------------------------------
Less: billings                                      (16,727)            (15,978)
-------------------------------------------------------------------------------
                                                   $  3,550            $  2,414
-------------------------------------------------------------------------------
Included in the accompanying
  consolidated balance sheets as follows:

Costs and estimated earnings in excess of
   billings on uncompleted contracts                $ 3,665             $ 3,382
Billings in excess of costs and estimated
   earnings on uncompleted contracts                   (115)               (968)
-------------------------------------------------------------------------------
                                                    $ 3,550             $ 2,414
-------------------------------------------------------------------------------

    The Company is obligated under a $2.8 million contract to supply ticket issuing equipment. The contract provides for certain late delivery penalties and the Company is contingently liable for successful performance under a performance bond with an insurance company for $2.7 million. The Company has experienced difficulty in satisfying some of the customer's ultimate requirements during the initial pilot testing period of the program. The Company has $1.1 million recorded as costs and estimated earnings in excess of billings on uncompleted contracts at December 31, 1995. The Company does not anticipate any losses beyond amounts accrued. Although not probable, the Company could sustain a loss that could be material to the financial statements.

4. LOTTERY SERVICE AGREEMENTS

The Company entered into contracts to provide lottery equipment and management of on-line lottery system on a long-term basis in Papua New Guinea and the Russian Federation in 1992 and 1993, respectively, and it entered into a contract to provide lottery equipment in the United Kingdom in 1995.

    The Company has committed lottery equipment costing approximately $2.8 million to its United Kingdom lottery service agreement in 1995. The Company has agreed to provide a complete lottery system and will receive a percentage of lottery revenues. The lottery is scheduled to commence operations in 1997.

    The Papua New Guinea lottery commenced operation in March 1993. Revenues from the lottery in Papua New Guinea did not meet expectations and in June 1994, the Company wrote down its investment in Papua New Guinea by $3.0 million to its estimated future cash flows. In July 1995, the Company sold all interests in the Papua New Guinea lottery operation to the principal shareholders of the lottery licensee, for $175 thousand in cash and a note of $1.3 million to be paid in monthly installments of approximately $79 thousand per month for a period of 17 months commencing in September 1995. Additionally, the Company will receive a percentage of the annual gross lottery sales or an annual sum of $260 thousand, whichever is greater, for a period of five years, provided that the additional sums shall not exceed $3.0 million. The Company is accounting for the sale under the cost recovery method. The installment payments and the minimum percentage payments are secured by all lottery assets and certain personal guarantees. The Company's remaining investment in the Papua New Guinea lottery at December 31, 1995 is approximately $338 thousand and is included in other current assets.

    Due to uncertainties which arose in November 1994 regarding the Russian lottery license process and the continued economic, political and legal instability in Russia, the Company recorded a provision of $7.6 million to record the assets at estimated net realizable value with respect to the Russian lottery investment. In November 1995, the Company terminated its Russian project. In 1995, the Company incurred $2.8 million in costs toward its Russian lottery project, including the write-off of costs related to a reduction in its Russian work force and future costs to liquidate the operation.

    In June 1994, the Company wrote off its investment in two lottery service agreements which totaled $6.8 million, $1.2 million in the Republic of Georgia and $5.6 million in the Dominican Republic, as projected revenues indicated the Company would not be able to recover its investment. In January 1995, the Company ceased operations in the Dominican Republic and in 1994 closed its office in the Republic of Georgia

    Although the Company believes that its remaining lottery service agreement investment in the U.K. represents a good business investment the realization of this investment is dependent upon future events, including the successful operation of the lottery at levels sufficient to provide the Company a return of its costs invested. The investment in lottery service agreements is comprised of the following (in thousands):

DECEMBER 31,                                                1995           1994
-------------------------------------------------------------------------------
Systems, equipment and other start-up
   costs relating to lottery contracts                    $2,759       $ 13,236
Less accumulated depreciation,
   amortization and write-down                                --        (10,982)
-------------------------------------------------------------------------------
Total:                                                    $2,759       $  2,254
-------------------------------------------------------------------------------

5. INDUSTRY SEGMENT AND GEOGRAPHICAL DATA

The Company operates in one industry segment which includes totalizator and lottery systems. The Company has an Australian subsidiary, International Lottery & Totalizator Systems Australia Pty., Ltd., and a United Kingdom subsidiary, Totalizator Systems (UK) Ltd. and a Russian subsidiary, Zodiac On-line.

    Sales between geographic areas are generally priced to recover material costs plus an appropriate markup. Revenue from major customers is as follows (in thousands):

CUSTOMER LOCATION                             1995           1994           1993
--------------------------------------------------------------------------------
Australia                                   $ 4400         $2,400         $3,300
Philippines                                   2900          5,200             --
Sweden, Stockholm                             2700            400            700
Malaysia                                      2300          2,100            600
Norway                                         900          1,200             --
Hong Kong                                      600          9,400          9,500
China                                           --            800          4,900

    The following table at the top of page 14 summarizes information about the Company's operations in different geographic areas for the years ended December 31, 1995, 1994 and 1993 (in thousands).

    Sales, income and identifiable assets of the Dominican Republic are included in the U.S., Europe consists of the U.K. subsidiary, Russia and Georgia, and Pacific includes the Australian subsidiary and Papua New Guinea.



                                                                      ILTS / 13

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (CONT.)


Years Ended December 31,                              1995                                            1994
                                   -------------------------------------------    ---------------------------------------------
                                                           Eastern                                         Eastern
                                                           Europe/    Consoli-                             Europe/     Consoli-
                                        USA     Pacific     Europe       dated         USA     Pacific      Europe        dated
-------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:
   Export                          $ 15,006    $    --    $     --    $ 15,006    $ 19,923    $    --    $     --      $ 19,923
   Domestic                             513      2,614         508       3,635         946      2,612         608         4,166
-------------------------------------------------------------------------------------------------------------------------------
Sales to:
   Australia subsidiary                 508         --          --         508         423         --          --           423
-------------------------------------------------------------------------------------------------------------------------------
                                     16,027      2,614         508      19,149      21,292      2,612         608        24,512
-------------------------------------------------------------------------------------------------------------------------------
Elimination of inter-
   company sales                       (508)        --          --        (508)       (423)        --          --          (423)
-------------------------------------------------------------------------------------------------------------------------------
Total revenue                        15,519      2,614         508      18,641      20,869      2,612         608        24,089
-------------------------------------------------------------------------------------------------------------------------------
Write-offs and write-
   downs of lottery
   service agreements                    --         --      (2,807)     (2,807)     (5,663)    (3,000)     (8,781)       17,444
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                  $(13,561)   $   (76)   $   (232)   $(13,869)   $(10,700)   $(3,084)   $ (8,836)     $(22,620)
-------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                $ 19,572    $ 1,478    $    302    $ 21,352    $ 27,952    $ 2,322    $  1,614      $ 31,888
-------------------------------------------------------------------------------------------------------------------------------

Years Ended December 31,                            1993
                                   -----------------------------------------
                                                         Eastern
                                                         Europe/    Consoli-
                                        USA   Pacific     Europe       dated
----------------------------------------------------------------------------
Sales to unaffiliated customers:
   Export                          $ 21,141    $   --   $    88     $ 21,229
   Domestic                              15     3,340       433        3,788
----------------------------------------------------------------------------
Sales to:
   Australia subsidiary                 296        --        --          296
----------------------------------------------------------------------------
                                     21,452     3,340       521       25,313
----------------------------------------------------------------------------
Elimination of inter-
   company sales                       (296)       --        --         (296)
----------------------------------------------------------------------------
Total revenue                        21,156     3,340       521       25,017
----------------------------------------------------------------------------
Write-offs and write-
   downs of lottery
   service agreements                    --        --        --           --
----------------------------------------------------------------------------
Net income (loss)                  $    372    $  152   $    81     $    605
----------------------------------------------------------------------------
Identifiable assets                $ 42,836    $5,124   $ 6,964     $ 54,924
----------------------------------------------------------------------------

6. LEASES

The Company leases its facilities under operating lease agreements which expire at various dates through March 2002. Certain lease agreements provide for increases in minimum annual rent based on increases in various market indices. Also, the Company has the option to renew the lease on its U.S. facility for one additional ten year term. Rent expense for the years ended December 31, 1995, 1994, and 1993 was $674 thousand, $551 thousand, and $493 thousand respectively. Minimum future obligations for these leases are as follows (in thousands): 1996
- $700; 1997 - $646; 1998 - $534; 1999 - $546; 2000 - $297, and $96 thereafter.
In 1995, the Company purchased $209 thousand of equipment under capital lease obligations. Future minimum lease obligations for capital leases total $205 thousand and are due as follows: 1996 - $96 thousand, 1997 - $93 thousand and 1998 - $16 thousand; including total imputed interest of $18 thousand.

7. INCOME TAXES

The provision (credit) for taxes based on income (loss) consists of the following (in thousands):

YEARS ENDED DECEMBER 31,                              1995      1994       1993
-------------------------------------------------------------------------------
Current:
   Federal provision                                 $ --        $ --     $ 160
   State provision                                     --          --        61
   Foreign provision                                   --          --        24
   Tax benefit of federal net
      operating loss carry forwards                    --          --        --
-------------------------------------------------------------------------------
   Total current                                       --          --       245

Deferred:
   Federal provision (credit)                          --          88       (92)
   State provision                                     --          56       (56)
-------------------------------------------------------------------------------
   Total deferred                                      --         144      (148)
-------------------------------------------------------------------------------
   Total provision                                   $ --        $144     $  97
-------------------------------------------------------------------------------

    Income taxes differed from the amount calculated using the federal statutory rate of 34% as a result of the following (in thousands):

DECEMBER 31,                                         1995        1994      1993
-------------------------------------------------------------------------------
Expected federal income tax
   (credit) at statutory rate                     $(4,715)    $(7,642)   $  239
U.S. and foreign net operating
   losses - no benefit                              4,715       7,642        --
State taxes net of federal income
   tax benefit                                         --          --        42
Effect of earnings of foreign
   subsidiaries subject to
   different tax rates                                 --          --         9
Benefit of U.S. and foreign
   business credit and net
   operating loss carryforwards                        --          --      (175)
Other, net                                             --         144       (18)
-------------------------------------------------------------------------------
Total                                             $    --      $  144     $  97
-------------------------------------------------------------------------------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the Company's deferred tax liabilities and assets are as follows (in thousands):


14 / ILTS

YEARS ENDED DECEMBER 31,                                       1995        1994
-------------------------------------------------------------------------------
Deferred tax liabilities:
   Computer software costs                                 $    225    $    243
-------------------------------------------------------------------------------
      Total deferred tax liabilities                            225         243
-------------------------------------------------------------------------------
Deferred tax assets:
Reserves against investment in lottery
      service agreements                                        235       6,940
   Reserves and accruals                                       2620       1,540
   Rent expense                                                 160         177
   Employee benefits                                            130         162
   Patent expense                                                35          40
   Net operating loss and credit carryforwards               12,120       1,515
   Other                                                         18          54
-------------------------------------------------------------------------------
      Total deferred tax assets                              15,318      10,428
-------------------------------------------------------------------------------
      Net deferred tax assets                                15,093      10,185
-------------------------------------------------------------------------------
      Valuation allowance                                   (15,093)    (10,185)
-------------------------------------------------------------------------------
   Net deferred tax accounts                               $     --    $     --
-------------------------------------------------------------------------------

    The Company has Federal and California net operating losses of approximately $30.7 million and $14.7 million respectively, which will begin to expire in 1998 unless previously utilized. The difference between the Federal and California net operating loss carryforwards relates primarily to California's statutory 50% annual reduction rule. The Company also has Federal general business credit carryforwards of approximately of $575 thousand, which begin to expire in 1996. Pursuant to the Tax Reform Act of 1986, use of the Company's business credit and net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three year period. Management believes such a change in ownership has not occurred.

8. COMMON STOCK

In 1993, the Company sold 6.6 million shares of its common stock to Berjaya Lottery Management for total consideration of $35.3 million. Berjaya Lottery Management's interest in the Company represented approximately 39% of the total outstanding shares at December 31, 1995.

    In March and April 1993, the Company issued warrants to purchase a total of 502 thousand shares of the Company's common stock in conjunction with a private offering of subordinated notes. The notes were fully paid in October 1993. The warrants are exercisable at $4.31 per share and expire on March 17, 1996.

    In 1995, a warrant to purchase 500 thousand shares of the Company's common stock at $4.75 per share, which was issued in 1993 in conjunction with acquiring the Company's Russian lottery service agreement, was cancelled.

    The Company has three current Employee Stock Option Plans whereby options to purchase 2.6 million shares of the Company's common stock may be granted. Pursuant to these Plans, options for 1.1 million shares at prices ranging from $1.375 to $15.75 per share were outstanding at December 31, 1995. Options for .9 million shares were exercisable at December 31, 1995.

    In September 1993, the Company adopted a Directors Option Plan under which 240 thousand shares of the Company's common stock may be granted only to outside directors of the Company. Pursuant to this Plan, the Company has issued options totaling 180 thousand shares, at prices ranging from $2.219 to $10.25 per share. At December 31, 1995, 180 thousand shares were outstanding and 60 thousand shares were exercisable.

    At December 31, 1995 there were 1.8 million shares reserved for issuance in connection with all of the Company's outstanding options and warrants.

    The Company has an Employee Stock Bonus Plan, commonly referred to as a 401(k) plan, qualified under the Internal Revenue Code, in which all eligible employees, as defined in the Internal Revenue Code, may elect to participate. Under the Plan, employees may voluntarily make tax-deferred contributions of up to 15% of their compensation to a trust which provides the participant with various investment alternatives. In addition, the Company, at the discretion of the Board of Directors, may contribute an amount for each fiscal year which does not exceed 5% of the annual compensation of all participants in the Plan. Company contributions charged to operations were $198 thousand, $272 thousand, and $245 thousand in 1995, 1994 and 1993 respectively.

9. MCKINNIE & ASSOCIATES

On March 31, 1993, the Company sold its subsidiary, McKinnie & Associates, Inc. to Shreveport Acquisition for cash and a note. The recorded balance of the receivable on the McKinnie sale of $49 thousand is included in the December 31, 1995 balance sheet with accounts receivable. Unrecorded gain and interest of $1.5 million will be recognized using the cost recovery method as payments are received.

10. LITIGATION

In June and July 1994, shareholders of the Company filed class action lawsuits against the Company and several of its officers and directors. Those actions were consolidated by stipulation and order and are now pending in the United States District Court for the Southern District of California. Plaintiffs contend that during the class period (June 22, 1993 through June 21, 1994) the Company and the individual defendants made a series of public statements that failed to disclose adverse information about the Company's lottery service contracts, that these purported nondisclosures artificially inflated the price of the Company's stock, and that those purchasers who acquired their shares in reliance on the integrity of the market suffered damages as a result. Attorneys for all defendants have executed a stipulation settlement with the law firm representing the plaintiffs. The proposed settlement includes a cash payment and
1.2 million authorized but unissued common shares of the Company, and is subject to agreement by the shareholders included in the class period and approval by the court. Accordingly, a provision for the proposed settlement has been included in the consolidated financial statements, which includes an estimate of the value of the shares at date of issuance as a current liability.

    In November, 1995, Mr. James Walters, the former chairman and president of the Company, filed an action in the San Diego County Superior Court against the Company, its current president, Frederick A. Brunn, a publishing company and an author alleging that certain statements in a magazine article were slander per se by ILTS and Brunn and libel by the publishing company and the author, and that Mr. Walters suffered an invasion of privacy by all defendants. In addition, Walters' alleged that erroneous information in the Company's 1995 Proxy Statement resulted in two other magazine articles publishing allegedly incorrect information. Mr. Walters seeks general and special damages of $9 million and punitive damages. The Company and Mr. Brunn deny all allegations in Mr. Walters' complaint and will defend the litigation accordingly. Since the outcome of the case is not expected to result in any liability to the Company, no provision for any liability that may result has been included in the consolidated financial statements.


                                                                       ILTS / 15

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND SHAREHOLDERS
INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

We have audited the accompanying consolidated balance sheets of International Lottery & Totalizator Systems, Inc. as of December 31, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Lottery & Totalizator Systems, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Ernst & Young LLP
San Diego, California
February 9, 1996



16 / ILTS

                                                            CORPORATE AND COMMON
                                                            SHARE INFORMATION



DIRECTORS

Theodore A. Johnson
Chairman of the Board

Frederick A. Brunn
President

Chan Kien Sing
Group Executive Director,
Berjaya Group Berhad

M. Mark Michalko
Executive Vice President

Martin J. O'Meara, Jr.
President,
The Budget Plan, Inc.

Ng Foo Leong
Executive Director, Sports
Toto Malaysia Sdn Bhd

Sir Michael G.R. Sandberg
Private Investor

Tan Sri Dato Vincent Tan Chee Yioun
Group Chief Executive Officer,
Berjaya Group Berhad

OFFICERS

Frederick A. Brunn
President

Timothy R. Groth
Vice President,
Technical Operations

William A. Hainke
Chief Financial Officer,
Corporate Secretary and Treasurer

M. Mark Michalko
Executive Vice President

Lennart K. Sundin
Senior Vice President,
Marketing and Sales


MARKET FOR COMMON STOCK

The Company's common stock is traded under the symbol ITSI on the NASDAQ National Market System. At December 31, 1995, there were 16,816,211 common shares outstanding and 896 shareholders of record. Berjaya Lottery Management owned 39% of the total outstanding shares and the Company's management owned 1%.


1995                            HIGH            LOW

First Quarter                   4-7/8           1-15/16
Second Quarter                  4-3/8           1-7/8
Third Quarter                   3-3/8           2-1/8
Fourth Quarter                  2-11/16         15/16
Average Daily Volume                           52,267
Total Annual Trading Volume                13,171,342

1994                            HIGH            LOW

First Quarter                   15-7/8          9-7/8
Second Quarter                  11              4
Third Quarter                    6-1/2          4-3/8
Fourth Quarter                   5              2-1/2
Average Daily Volume                           77,660
Total Annual Trading Volume                19,570,320


DIVIDEND POLICY

The Company retains earnings to support operations.


FORM 10-K

A copy of Form 10-K as filed with the Securities and Exchange Commission may be obtained by contacting:

        Investor Relations
        ILTS
        2131 Faraday Avenue
        Carlsbad, CA 92008-7297 USA
        (619) 931-4027


ANNUAL MEETING OF SHAREHOLDERS

The 1996 Annual Meeting will be held at 3:00 p.m. PDT on Thursday, June 6, 1996, at Pea Soup Andersen's 850 Palomar Airport Road, Carlsbad, California,
(619) 438-0880. Shareholders and interested parties are invited to attend.


TRANSFER AGENT AND REGISTRAR

Stock Transfer Administration
First Interstate Bank, Ltd.
P.O. Box 54261
Los Angeles, CA 90054-0261 USA
(213) 614-2404


LEGAL COUNSEL

Lawrence E. Logue
General Counsel
ILTS
2131 Faraday Avenue
Carlsbad, CA 92008-7297 USA
(619) 931-4000


INDEPENDENT AUDITORS

Ernst & Young LLP
501 West Broadway, Suite 1100
San Diego, CA 92101-3536 USA
(619) 235-5000


INVESTOR RELATIONS
ILTS
2131 Faraday Avenue
Carlsbad, CA 92008-7297 USA
(619) 931-4027

To receive Company information via facsimile, call the Investor Relations
Hotline: 1-800-859-5903





Designed and produced by GornKellerMartinez, Inc., Del Mar, California

[PHOTO OF CORPORATE OFFICE]


HEADQUARTERS
International Lottery & Totalizator Systems, Inc.
2131 Faraday Avenue
Carlsbad, CA 92008-7297 USA
Tel: (619) 931-4000
Fax: (619) 931-1789


TECHNICAL AND MARKETING/SALES SUPPORT FACILITIES

United Kingdom

Totalizator Systems (UK) Ltd.
241 Horton Road
Yiewsley, West Drayton
Middlesex, UB7 8HT ENGLAND
Tel: (44) (1895) 449550
Fax: (44) (1895) 420600

Australia
International Lottery & Totalizator Systems
Australia Pty. Ltd.
IA, 167 Prospect Highway
Seven Hills, New South Wales 2147 AUSTRALIA
Tel: (61) (2) 624-4300
Fax: (61) (2) 674-6832


SALES OFFICES

Asia Pacific

Sales Office
Christina Bldg. Unit 304
Herrera Corner Legaspi Sts.
Legaspi Village, Makati PHILIPPINES
Tel: (63) (2) 816-6989
Fax: (63) (2) 815-3270

Scandinavia/Europe
ITS Europe
Vollsveien 168
N-1343 Eiksmarka NORWAY
Tel: (47) (67) 14 73 76
Fax: (47) (67) 14 80 68


          [INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC. LOGO]


Visit the ILTS Home Page:  http://www.ilts.com

International Lottery & Totalizator Systems, Inc.(TM) and DATAMARK(R) are registered trademarks of International Lottery & Totalizator Systems, Inc.

Registered to ISO 9001 Certificate No. 43960