Form 10-K405, Exhibit 13
period 1996-12-31
INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS INC
filed 1997-03-31
CIK 354813

                                                                      EXHIBIT 13



               INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.
                               ANNUAL REPORT 1996

CORPORATE PROFILE AND MISSION:

International Lottery & Totalizator Systems, Inc. provides computerized wagering systems including computer equipment, system software, betting terminals, data communications, consulting, training, management services and maintenance support, to racing organizations and lotteries worldwide. We are committed to providing innovative gaming solutions through quality products and service to maximize the revenue of our customers and bring a fair return to our shareholders.

ILTS is an ISO 9001 registered company.

Dear shareholders

In 1996, we moved significantly closer to realizing our long-term strategic goals. Sales volume, however, fell short of our projections primarily because of delayed decisions by customers on several key procurements. In addition, we recorded an accounting charge for our lottery project in the United Kingdom that was primarily due to the customer's inability thus far to secure the additional funding needed for start-up. The combined result was a net loss for 1996. Nevertheless, we made solid progress in improving our product capabilities, and as we continue to strengthen our products, I believe we will win our share of new business. I expect 1997 to be a year of continued progress across the board. Although much remains to be done, we have laid the foundation for long-term growth and revenue stability.

     Our objective is to reposition the Company as a provider of management services for lotteries in order to reduce our reliance on sales of lottery and totalizator equipment and systems. We believe that this objective remains sound and is achievable in the near term.

     In 1996, the ILTS management team created and began implementing a plan to both prepare the Company for re-entry into the management services arena and simultaneously increase its market share of equipment sales. The plan integrates the objectives, strategies and tactics of the three primary functional areas of the Company: marketing, research and development (R&D), and production.

     In implementing the plan last year, we focused on R&D. We completed the first phase of development of DataTrak, a new lottery software system that incorporates a modern client/server architecture, open systems technology, an easy-to-use graphical user interface and a powerful relational database. This new system provides the comprehensive functionality our customers require to manage their lottery business more efficiently. DataTrak gives the Company a competitive base product that can be configured, or easily modified to meet the specific needs of each lottery organization.

     We released the first version of DataTrak in October of 1996. Additional features and functionality will be incorporated in 1997 to further enhance the system.

     To complement the DataTrak gaming system, the Company introduced a new lottery terminal, the DATAMARK XClaim. Designed and engineered specifically for the lottery industry, the XClaim combines the legendary reliability of previous DATAMARK terminal models with modern PC-compatible

                                     ILTS 1
electronics. The result is a full-featured terminal that is modular, easy to use and very cost-effective.

     Together, the new terminal and the DataTrak software system will improve our competitive position in the worldwide lottery marketplace. The lottery market consists of two segments, sales and management services. Our new products give us the capabilities we need to both increase our market share in the sales segment, and effectively enter the management segment.

     The sales segment is composed of those lottery jurisdictions that purchase computers and terminals and operate the system with their own staff. Most lotteries outside of the United States operate in this manner, including all of our present lottery customers. This segment of the lottery market is showing continued growth as mature lotteries replace old systems and terminals and as new on-line jurisdictions emerge. The geographic areas offering the greatest opportunities for lottery equipment sales are the Americas, the Pacific Rim and Africa.

     The management services segment of the lottery market consists of those jurisdictions that contract for the provision of equipment, software and management services. The supplier receives compensation as a percentage of gross lottery sales. The supplier retains ownership of the equipment and is typically responsible for system operation, system and terminal maintenance, warehousing and distribution of supplies and consumables, and other services as agreed with the lottery customer. Contracts for lottery management services usually extend for a period of 5-7 years. Most U.S. lotteries currently operate in this manner. Management contracts ensure that the supplier receives a continuing revenue stream throughout the contract term, which can offset the financial peaks and valleys associated with relying only on sales of lottery systems. Although this segment of the market is highly competitive, it represents a significant growth opportunity for ILTS, as many lotteries are seeking alternatives to the two existing suppliers of facilities management services.

     The totalizator, or racing systems, market is also divided into two distinct segments: sales and management services. Management services in this context refer to racetrack owners/operators who contract for the provision of equipment, software and tote service, with the supplier receiving compensation as a percentage of the total bets placed. This type of operating arrangement is common in the U.S., where racing tends to be seasonal. Because of this seasonality, it is economically




                                     ILTS 2

                                 [PHOTOGRAPHS]

Data trak integrates the entire spectrum of lottery operation and management into an open client/server system. It's truly modular and scalable, and enables addition of new functionality as required.

The ILTS InterTote open systems totalizator is UNIX based and platform independent. It's scalable for flexibility to serve small tracks or large operations with on-track and off-track betting.


                                     ILTS 3
unfeasible for the racetrack operators to own the equipment. The management-services segment of the market remains highly price-competitive even though the racing industry in the U.S. has continued to decline and provides only a limited opportunity for profitability. ILTS has not been involved in this market segment and entering it is not part of our future plans.

     In international markets, where racetracks often operate year-round, or where the equipment can efficiently be moved from one racetrack to another, operators have traditionally purchased the computer system, terminals and related equipment. This is also the general business model for offtrack betting organizations that offer betting in a variety of venues year-round. ILTS has historically been successful in this market segment because of its ability to provide customized high-tech solutions for very demanding clients. While we still have the capability, this segment of the market offers fewer new business opportunities. Very few new racetracks are being built throughout the world and our current customers are finding ways to extend the life cycle of their present systems and terminals. There are, however, several specialized opportunities for totalizator system sales that we are pursuing in certain developing markets.

     Our goal is to establish a business base that will provide us with consistent profitability. To do so, we will devote significant resources to continued product development, while simultaneously making our manufacturing and other operations more efficient. However, it is important to note that several factors outside of our control -- such as delays in receiving new orders and foreign political uncertainties -- could affect our ability to accomplish this objective.

     I want to express my sincere gratitude and appreciation to our loyal shareholders and to our dedicated and enthusiastic employees. With the continued support of our share-holders, employees and valued customers, we will build a strong and profitable company.


FREDERICK A. BRUNN

President / Director



                                     ILTS 4

Selected Financial Data

YEARS ENDED DECEMBER 31,            1996            1995            1994           1993          1992
========================================================================================================
Thousands of dollars, except per share amounts and non-monetary items

Statement of operations data
   Revenue                        $ 16,594        $ 18,641        $ 24,089        $25,017       $ 19,837
   Gross profit                      3,441           1,185           4,527          9,038          6,796
   Operating income (loss)          (6,894)        (14,221)        (22,943)           302           (679)
   Net income (loss)                (5,498)        (13,869)        (22,620)           605           (629)
   Earnings (loss) per share         (0.31)          (0.83)          (1.35)          0.05          (0.06)

Balance sheet data
   Total assets                     13,883          21,352          31,888         54,924         19,883
   Shareholders' equity              8,519          13,412          27,145         48,855         10,828

Key ratios and statistics
   Gross margin                       20.7%            6.4%           18.8%          36.1%          34.3%
   Operating margin/(loss)           (41.5%)         (76.3           (95.2%)          1.2%          (3.4%)
   Working capital                   6,614           8,679          22,236         31,670          3,774
   Book value per share(1)            0.47            0.80            1.62           2.94           1.10
   Current ratio                      2.23            2.12            5.69           6.22           1.42
   Backlog                           1,709           9,214          11,168         15,250         16,819
   Employees                           144             176             277            249            216
   Shares outstanding (1)           18,016          16,816          16,804         16,574          9,782
--------------------------------------------------------------------------------------------------------

(1) The 1996 amount includes 840 thousand shares reserved for issuance in 1997 to the shareholder class in settlement of a class action lawsuit.


See Note 11 of Notes to Consolidated Financial Statements.


                                     ILTS 5

Management's Discussion and Analysis of Financial
Condition and Results of Operations

1996 VS. 1995

Contract Revenue and Sales: Revenue decreased by 11% to $16.6 million in 1996 from $18.6 million in 1995. The decrease is a result of lower levels of contract revenues caused by the booking by the Company of $3.0 million in new orders in 1996 compared to $12.6 million of new orders in 1995. Spares sales in 1996 increased 103% or $1,087 over 1995 sales. This increase in spares was due to the increased number of ILTS terminals in service and the timing of customer orders.

     Gross Margin: During 1996, the Company recognized a gross margin of 21% compared to a gross margin of 6% in 1995. The increase in gross margin is due to a more favorable sales mix in 1996, costs related to the winding down of the Russian lottery project in 1995 and the effect of cost-saving measures which were implemented late in 1995.

     Write-offs and Write-downs of Lottery Service Agreements: During 1996, the charge of $2.8 million relates entirely to the U.K. lottery. The reserve was established after an affiliate of the customer was unable to obtain the additional funding necessary for the project start-up and on-going operations. At this time, the customer has not indicated when a start-up may occur. The amount of the charge approximates the Company's tangible investment, previously carried on the balance sheet as "Investment in Lottery Service Contracts." The Company is pursuing recovery of its investment in this project through resumption of the United Kingdom project, other lottery service projects or the outright sale of the equipment. However, no assurance can be provided that the Company will be successful in these efforts. The 1995 charge related to the withdrawal by the Company from its Russian Lottery project. At December 31, 1996 the Company's net book value of its investment in Lottery Service agreements is zero.

     Engineering, Research & Development: Engineering, research and development expenses in 1996 increased $302 thousand or 22% compared to 1995. Of the $1.7 million expended in 1996, $1.0 million went toward development of DataTrak lottery software. The DataTrak software was completed for release in October 1996 and future research and development costs will be expended to provide additional features. The 1995 expenditures related to development of the Flipper terminal and the DataTrak software.

     Selling, General and Administrative: Selling, general and administrative expenses decreased $5.4 million in 1996 compared to 1995. The decrease was due to a $4.2 million accrual in 1995 for the estimated cost to settle



                                     ILTS 6
the shareholders class action litigation. The June 1996 settlement judgment fixed the cost at an amount approximately $1.2 million less than the 1995 estimate. This $1.2 million was recorded as a reduction to the 1996 second quarter selling, general and administrative costs. See Note 11 of Notes to Consolidated Financial Statements.

     Gain on Sales of Subsidiary and Lottery Service Agreement: During 1996, the Company recognized gains of $691 thousand and $624 thousand on the sales of its subsidiary McKinnie & Associates, and the Papua New Guinea lottery service agreement, respectively. These sales which occurred in 1993 and 1995, respectively, have been recorded under the cost recovery method and, as such, no income was recognized until the basis of these investments had been recovered. This occurred in 1996. No related gains were recognized prior to 1996.

     Provision for Income Taxes: The provision for income taxes in 1996 relates to income earned in the Company's Australian subsidiary.


1995 VS. 1994

1995 revenue decreased $5.4 million or 23% compared to 1994. This change mainly reflects a lower level of contract business in 1995. New orders received in 1995 were $12.6 million compared to $20.0 million in 1994.

     As part of its strategic plan, the Company has pursued long-term service contracts as a source of revenue. Service contracts pose capital investment risks for the Company that do not exist in its product sale business. Revenues are received only after a system becomes operational, based upon a percentage of the customer's gross receipts from the system. The Company, therefore, bears the risk that scheduling delays may occur, that a system may never become operational, or that revenue levels may not be sufficient to provide a return of costs invested. During 1992, the Company entered into a lottery service agreement in Papua New Guinea. A minimal amount of revenues was earned on this service contract in the first six months of 1995. In July 1995, the Company sold all interest in its Papua New Guinea lottery operations to the principal shareholders of the lottery licensee, The Lotto Pty. Ltd., in return for $175 thousand cash and a note receivable of $1.3 million to be paid in monthly installments of approximately $79 thousand per month for a period of 17 months commencing in September 1995. Additionally, the Company will receive a percentage of the annual gross lottery sales or an annual sum of $260 thousand, whichever is greater, for a period of five years, provided that the additional sums shall not exceed $3 million. The installment payments and the minimum percentage payments are secured by all lottery assets and certain personal guarantees and indemnifications of all of the shareholders of The Lotto Pty. Ltd. The Company's remaining investment in the Papua New Guinea lottery at December 31, 1995 is approximately $338 thousand and is included in other assets in the accompanying consolidated balance sheet.

     In August 1993, the Company entered into management and equipment lease agreements to operate an on-line lottery within the Russian Federation ("the Project") with Zodiac On-Line ("Zodiac"), a Russian lottery operating company. Under the terms of the agreements, the lottery was to be conducted under a non-exclusive license held by a Russian charitable organization (the "Foundation"). In 1994, the Company acquired Zodiac making


                                     ILTS 7

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)


it a wholly-owned subsidiary. In December 1994, the Company recorded a provision with respect to its investment and subsequently has expensed all related costs as they were incurred. In June 1995, the Company became the lottery operator under a license granted to the Russian Federal Postal Service. In November 1995, the Company terminated the Project after exhausting numerous financing and joint venture possibilities. In 1995, project related expenses, including a provision for future costs to liquidate the operation totaled $2.8 million. In May 1995, the Company entered into an equipment lease agreement in the United Kingdom (U.K.) to operate a lottery to benefit the National Hospital System. The Company had invested $2.8 million in the project at the end of December 1995, which comprises the entire amount invested in lottery service agreements at that date. See Note 4 of Notes to Consolidated Financial Statements on page 16.

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


LIQUIDITY AND CAPITAL RESOURCES

During 1996, the Company generated positive cash flows from operations of $461 thousand on a net loss of $5.5 million. The major reconciling items between the net loss and cash provided from operations are the non-cash write-off of $2.8 million relating to the U.K. lottery which has been indefinitely postponed and reductions in the Company's accounts receivables, costs and earnings in excess of billings on uncompleted contracts and inventories of $0.6 million, $1.2 million and $3.8 million, respectively. These were offset by the gain on sales of subsidiary and the lottery


                                     ILTS 8
service operations of $1.3 million and a non-cash reduction to selling general and administrative costs of $1.2 million relating to the difference between the value of the shares of the Company's common stock at the time of the initial recording of the class action litigation settlement accrual in 1995 and the value of the respective shares of common stock on the date of final settlement in June 1996. During 1996, the Company generated cash flows from investing activities of $1.1 million primarily as a result of proceeds of $962 thousand and $740 thousand relating to the sale in previous years of McKinnie & Associates and of the Papua New Guinea lottery, respectively. During 1996, the Company spent $283 thousand on equipment and $211 thousand on capitalized software development costs.

     The Company's consolidated financial statements for the year ended December 31, 1996 have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred net losses of $22.6 million, $13.9 million and $5.5 million in 1994, 1995 and 1996, respectively, while revenues have decreased from $24.1 million in 1994 to $16.6 million in 1996. The Company is largely dependent on significant contracts for its revenue, which typically include a deposit upon contract signing and up to 3 months lead-time before delivery of hardware begins. Currently the Company has a backlog of $1.7 million compared to backlogs of $11.2 million and $9.2 million in 1994 and 1995, respectively.

     At December 31, 1996, the Company had working capital of $6.6 million. Management recognizes that the Company must generate additional contract sales to maintain its current level of operations. Additionally, management is currently seeking additional sources of funding through debt or equity financing and consideration of other business transactions which would generate sufficient resources to assure continuation of the Company's operations.

     Management anticipates that it will be successful in obtaining sufficient contracts to enable the Company to continue normal operations; however, no assurances can be given that the Company will be successful in realizing sufficient contract revenue or obtain additional funding. If the Company is unable to obtain sufficient contract revenue or funding, management will be required to reduce the Company's operations.

     On March 24, 1997, the Company's largest shareholder, Berjaya Lottery Management (Berjaya), had agreed to provide a line of credit of up to $2.0 million to meet the Company's cash needs through at least January 1998. In addition, Berjaya has agreed that if the Company is declared in default of its contract with The Revenue Markets Inc. (TRMI), with respect to TRMI's contract with the New York State Thruway (NYSTA), and if TRMI collects the performance bond proceeds of $2.7 million (Note 3) from the surety and the surety obtains a judgment against the Company for such proceeds, Berjaya will make available to the Company the funds necessary to pay such judgment if such judgment would render the Company unable to continue its operations. The Company's ability to continue its on-going operations on a long-term basis is dependent upon its ability to recover its investment in existing contracts (Note 3), obtain additional financing, secure additional new contracts, and ultimately achieve a sustainable level of profit from operations.


                                     ILTS 9

Consolidated Statements of Operations

YEARS ENDED DECEMBER 31,                                             1996           1995           1994
=========================================================================================================
Thousands of dollars, except per share amounts
Contract revenue and sales                                         $ 16,594       $ 18,641       $ 24,089
---------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                                     13,153         17,456         19,562
   Write-offs and write-downs of lottery service agreements           2,793          2,807         17,444
   Engineering, research and development                              1,662          1,360          1,618
   Selling, general and administrative                                5,880         11,239          8,408
---------------------------------------------------------------------------------------------------------
Total costs and expenses                                             23,488         32,862         47,032
Loss from operations                                                 (6,894)       (14,221)       (22,943)

Other income:
   Interest income, net                                                 173            352            467
   Gains on sales of subsidiary and lottery service agreement         1,315            -              -
---------------------------------------------------------------------------------------------------------
Loss before provision for income taxes                               (5,406)       (13,869)       (22,476)
Provision for income taxes                                               92            -              144
---------------------------------------------------------------------------------------------------------
Net loss                                                           $ (5,498)      $(13,869)      $(22,620)
=========================================================================================================
Net loss per share                                                 $  (0.31)      $  (0.83)      $  (1.35)
=========================================================================================================

Weighted average number of shares used in
   computation of net loss per share                                 17,465         16,812         16,760
---------------------------------------------------------------------------------------------------------


See accompanying notes.

                                     ILTS 10

Consolidated Balance Sheets

YEARS ENDED DECEMBER 31,                                                              1996           1995
===========================================================================================================
Thousands of dollars, except share and per share amounts
Assets
Current Assets:
   Cash and cash equivalents                                                        $  5,387       $  3,904
   Accounts receivable, net of allowance for doubtful accounts of $111
     ($63 in 1995)                                                                       979          1,588
   Costs and estimated earnings in excess of billings on uncompleted contracts         2,452          3,665
   Inventories, at lower of cost (first-in, first-out method) or market:
     Finished goods                                                                      -              150
     Work in process                                                                     283            173
     Raw materials                                                                     2,735          6,497
-----------------------------------------------------------------------------------------------------------
       Total inventories                                                               3,018          6,820
   Other current assets                                                                  142            642
-----------------------------------------------------------------------------------------------------------
Total current assets                                                                  11,978         16,619

Investment in lottery service agreements, net                                            -            2,759
Equipment, furniture and fixtures at cost, less accumulated depreciation
   of $3,737 ($3,222 in 1995)                                                          1,128          1,361
Computer software costs, less accumulated amortization of
   $1,420 ($1,331 in 1995)                                                               688            561
Other                                                                                     89             52
-----------------------------------------------------------------------------------------------------------
Total assets                                                                        $ 13,883       $ 21,352

Liabilities and shareholders' equity Current Liabilities:
   Accounts payable                                                                 $    491       $    231
   Billings in excess of costs and estimated earnings on uncompleted contracts           161            115
   Accrued payroll and related taxes                                                     893            949
   Accrued litigation settlement                                                       1,680          4,200
   Related party liability                                                               366            -
   Other current liabilities                                                           1,773          2,445
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                              5,364          7,940
===========================================================================================================

Commitments and contingencies
Shareholders' equity:
   Common shares; no par value, 50,000,000 shares authorized;
     17,176,211 shares issued and outstanding (16,816,211 in 1995)                    49,407         48,687
   Accumulated deficit                                                               (40,721)       (35,223)
   Foreign currency translation adjustment                                              (167)           (52)
-----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                             8,519         13,412
-----------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                          $ 13,883       $ 21,352
===========================================================================================================


See accompanying notes.


                                     ILTS 11

Consolidated Statements of Cash Flows

Years Ended December 31,                                                 1996           1995           1994
=============================================================================================================
Thousands of dollars
Cash flows from operating activities:
   Net loss                                                             $(5,498)      $(13,869)      $(22,620)
   Adjustments to reconcile net loss to net cash provided by
     (used for) operating activities:
       Depreciation and amortization                                        601          1,061          1,656
       Gains on sales of subsidiary and lottery service agreements       (1,315)           -              -
       Deferred income taxes                                                -              -              148
       Stock option compensation                                            -              -              304
       Provision (reduction) for settlement of shareholder
         class action litigation                                         (1,200)         3,600            -
       Write-offs and write-downs of lottery service agreements           2,793          2,807         17,444
       Changes in operating assets and liabilities:
         Accounts receivable                                                609            810          1,635
         Costs and estimated earnings in excess of billings
           on uncompleted contracts                                       1,213           (283)          (856)
         Inventories                                                      3,802          3,679         (4,003)
         Accounts payable                                                   260           (678)          (633)
         Billings in excess of costs and estimated earnings on
           uncompleted contracts                                             46           (853)        (1,432)
         Accrued payroll and related taxes                                  (56)           354            (66)
         Accrued litigation costs                                          (600)           600            -
         Related party payable                                              366            -              -
         Other                                                             (560)           572            580
-------------------------------------------------------------------------------------------------------------
           Net cash provided by (used for) operating activities             461         (2,200)        (7,843)
-------------------------------------------------------------------------------------------------------------
Cash flows provided by (used for) investing activities:
   Investment in lottery service agreements                                 (34)        (4,044)        (5,934)
   Lottery service agreement sale proceeds and advance repayments           962            651            402
   Proceeds from sale of subsidiary                                         740            525            325
   Additions to equipment                                                  (283)          (250)        (1,209)
   Additions to computer software costs                                    (211)           (67)          (413)
   Other                                                                    (37)           -              330
-------------------------------------------------------------------------------------------------------------
           Net cash provided by (used for) investing activities           1,137         (3,185)        (6,499)
Cash flows provided by (used for) financing activities:
   Additions to notes payable                                               -              -              300
   Payments on notes payable                                                -             (300)           -
   Proceeds from issuance of common stock and warrants                      -               23            614
-------------------------------------------------------------------------------------------------------------
           Net cash provided by (used for) financing activities             -             (277)           914
-------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                    (115)            99             (8)
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                               1,483         (5,563)       (13,436)
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                            3,904          9,467         22,903
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents of end of year                                $ 5,387       $  3,904       $  9,467
=============================================================================================================
Supplemental cash flow information:
   Cash paid during the year for interest                                    20             46             47
-------------------------------------------------------------------------------------------------------------

   Cash paid during the year for income taxes                                46              7              8
-------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                     ILTS 12

Consolidated Statements of Shareholders' Equity


                                                                         Retained     Foreign
                                                    Common stock         earnings     currency
                                                -------------------    (accumulated  translation
                                                 Shares     Amount        deficit)    adjustment       Total
=============================================================================================================
Thousands of shares/dollars
Balance at December 31, 1993                     16,574      $47,732      $  1,266       $(143)      $ 48,855
-------------------------------------------------------------------------------------------------------------
   Proceeds from exercise of warrants                98          471           -           -              471
   Proceeds from exercise of stock options          132          143           -           -              143
   Accelerated vesting of stock options for
     terminated employees                           -            304           -           -              304
   Foreign currency translation adjustment          -            -             -            (8)            (8)
   Net loss - 1994                                  -            -         (22,620)        -          (22,620)
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                     16,804       48,650       (21,354)       (151)        27,145
-------------------------------------------------------------------------------------------------------------
   Proceeds from exercise of stock options           12           23           -           -               23
   Accelerated vesting of stock options for
     terminated employees                           -             14           -           -               14
   Foreign currency translation adjustment          -            -             -            99             99
   Net loss - 1995                                  -            -         (13,869)        -          (13,869)
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                     16,816       48,687       (35,223)        (52)        13,412
-------------------------------------------------------------------------------------------------------------
   Issuance of shares in settlement of
     shareholders' class action lawsuit             360          720           -           -              720
   Foreign currency translation adjustment          -            -             -          (115)          (115)
   Net loss - 1996                                  -            -          (5,498)        -           (5,498)
-------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                     17,176      $49,407      $(40,721)      $(167)      $  8,519
-------------------------------------------------------------------------------------------------------------


See accompanying notes.


                                     ILTS 13

Notes to Consolidated Financial Statements

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

     The principal proprietary component of the Company's systems is the DATAMARK terminal, a compact, reliable microprocessor-based ticketing terminal which can be modified to meet specific customer feature and configuration requirements. The Company sells its product principally in international markets.

     The Company's consolidated financial statements for the year ended December 31, 1996 have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred net losses of $22.6 million, $13.9 million and $5.5 million in 1994, 1995 and 1996, respectively, while revenues have decreased from $24.1 million in 1994 to $16.6 million in 1996. The Company is largely dependent upon significant contracts for its revenue, which typically include a deposit upon contract signing and up to 3 months lead-time before delivery of hardware begins. Currently, the Company has a backlog of $1.7 million compared to backlogs of $11.2 million and $9.2 million in 1994 and 1995, respectively.

     At December 31, 1996, the Company had working capital of $6.6 million. Management recognizes that the Company must recover its investment in existing contracts (Note 3) and generate additional contract sales to maintain its current level of operations. Additionally, management is currently seeking additional sources of funding through debt or equity financing and consideration of other business transactions which would generate sufficient resources to assure continuation of the Company's operations.

     Management anticipates that it will be successful in recovering its investment in existing contracts (Note 3) and obtaining sufficient contracts to enable the Company to continue normal operations; however, no assurances can be given that the Company will be successful in realizing sufficient new contract revenues or obtaining additional financing. If the Company is unable to recover its investment in existing contracts (Note 3), obtain sufficient new contract revenue or financing, management will be required to reduce the Company's operations. On March 24, 1997, the Company's largest shareholder, Berjaya Lottery Management (Berjaya), had agreed to provide a line of credit of up to $2.0 million to meet the Company's cash needs through at least January 1998. In addition, Berjaya has agreed that if the Company is declared in default of its contract with The Revenue Markets Inc. (TRMI), with respect to TRMI's contract with the New York State Thruway (NYSTA), and if TRMI collects the performance bond proceeds of $2.7 million (Note 3) from the surety and the surety obtains a judgment against the Company for such proceeds, Berjaya will make available to the Company the funds necessary to pay such judgment if such judgment would render the Company unable to continue its operations. The Company's ability to continue its on-going operations on a long-term basis is dependent upon its ability to recover its investment in existing contracts (Note 3), obtain additional financing, secure additional new contracts, and ultimately achieve a sustainable level of profit from operations.

     Principles of Consolidation - The accompanying financial statements consolidate the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany accounts and transactions are eliminated in consolidation.

     Revenue Recognition - The Company recognizes long-term contract revenue on the percentage-of-completion method, based on contract costs incurred to date compared to total estimated contract costs. The effects of changes in contract cost estimates are recognized in the period they are determined. Revenues relating to the sale of certain assets, when the ultimate total collection is not reasonably assured, are being recorded under the cost recovery method. All other revenue is recorded on the basis of shipments of products or performance of services.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Depreciation - Depreciation of equipment, furniture and fixtures is provided principally using the straight-line method over estimated useful lives of 3 - 7 years.

     Computer Software Costs - The Company capitalizes the costs of computer software incurred in the development of specific products, after technological feasibility has been established. The capitalized software costs are amortized using the greater of the amount computed using the ratio of current product revenue to estimated total product revenue or the straight-line method over the remaining estimated economic lives of the products (3 years). Amortization expense totaled $89 thousand, $510 thousand and $687 thousand for the years ended December 31, 1996, 1995, and 1994, respectively.

     Impairment of Long-Lived Assets - On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121). The adoption of SFAS 121 did not impact the financial position or results of operations of the Company in 1996.

     Warranty Reserves - Estimated expenses for warranty obligations are accrued as income is recognized on related contracts. The reserves are adjusted periodically to reflect actual experience.




                                     ILTS 14

     Foreign Currency - The Company has contracts with certain customers that are denominated in foreign currencies and related transaction gains and losses are recognized as a component of current operations. The consolidated accounts of the Company's Australian subsidiary have been translated from its functional currency, the Australian dollar. The effect of the exchange rate fluctuations between the U.S. dollar and the Australian dollar is recorded as an increase (decrease) to a separate component of shareholders' equity. The Company's other foreign subsidiary uses the U.S. dollar as its functional currency and, accordingly, related translation gains and losses are recognized in current operations.

     Per Share Information - Net loss per share is based on the weighted average number of shares outstanding during the year. The 1996 computation includes 840 thousand shares of common stock to be issued in 1997, pursuant to a class action lawsuit settlement rendered by the court on June 17, 1996. (Note 11).

     Research and Development - Engineering, research and development costs are expensed as incurred. Substantially all engineering, research and development expenses are related to new product development and designing significant improvements.

     Concentration of Credit Risk - Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts are primarily related to contracts with a few major customers. These amounts are payable in accordance with the terms of individual contracts and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

     Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents at December 31, 1996 and 1995 are investments in commercial paper and municipal bonds totaling $2.3 and $2.2 million, respectively, which mature in January 1997 and January 1996, respectively. The estimated fair value of these investments approximates the amortized cost; therefore, there are no unrealized gains or losses as of December 31, 1996 or 1995.

     Investment in Lottery Service Agreements - The investment in lottery service agreements included the direct costs of manufacture and installation of computerized electronic lotteries, including the terminals, central computer systems and start-up related implementation costs to the extent that recovery of such costs is determined to be reasonably assured.

     Stock Options - The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Reclassifications - Certain prior year balances have been reclassified to conform with the 1996 presentation.

2. RELATED PARTY TRANSACTIONS

The Company has entered several sales agreements to supply terminals to entities in which the Company's largest shareholder, Berjaya Lottery Management (Berjaya), has a significant equity interest. These revenues totaled $2.0 million, $3.5 million and $5.2 million, in 1996, 1995, and in 1994, respectively. Included in accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts were $0.5 million and $2.3 million at December 31, 1996 and 1995, respectively, relating to these customers.

     During 1996, the Company entered into an agreement with Berjaya to purchase specific inventory on behalf of Berjaya to enable the Company to satisfy certain future potential orders in a timely manner. Title to the inventory purchased resides with Berjaya, therefore, no amounts are reflected in the consolidated balance sheet for inventory purchased on their behalf. Advances received in excess of inventory purchased aggregated approximately $366 thousand and have been reflected as a related party liability in the accompanying consolidated balance sheet as of December 31, 1996.

3. CONTRACTS IN PROCESS

The amounts by which total costs and estimated earnings exceeded or were less than billings on uncompleted contracts are as follows (in thousands):

YEARS ENDED DECEMBER 31,                                                           1996           1995
--------------------------------------------------------------------------------------------------------
Costs incurred                                                                   $ 13,449       $ 15,665
Estimated earnings                                                                  1,745          4,612
--------------------------------------------------------------------------------------------------------
                                                                                   15,194         20,277
--------------------------------------------------------------------------------------------------------
Less: billings                                                                    (12,903)       (16,727)
========================================================================================================
                                                                                 $  2,291       $  3,550
--------------------------------------------------------------------------------------------------------

Included in the accompanying consolidated balance sheets as follows:
Costs and estimated earnings in excess of billings on uncompleted contracts      $  2,452       $  3,665
Billings in excess of costs and estimated earnings on uncompleted contracts          (161)          (115)
========================================================================================================
                                                                                 $  2,291       $  3,550
--------------------------------------------------------------------------------------------------------


                                     ILTS 15

     The Company is obligated under a $2.8 million contract with The Revenue Markets Inc. (TRMI) to supply ticket handling equipment for the New York Thruway. The Company has experienced difficulty in satisfying certain of the customer's requirements during three pilot testing periods and the terminals delivered by the Company have not been accepted.

     A fourth and final ninety-day pilot test period is expected to commence on February 28, 1997 and conclude on May 28, 1997. Management believes that all the requirements outlined in the final pilot test program plan will be met and that delivery of the production units will commence in September 1997. Payments under the contract are expected to be received from TRMI in 1997 and 1998 based on the timing of receipt of payments by TRMI from the New York Thruway.

     As of December 31, 1996, $1.4 million is recorded as costs and estimated earnings in excess of billings on uncompleted contracts and $548 thousand in inventory specific to this project. The Company has accrued and recognized the entire estimated loss of $924 thousand on the contract and does not expect to realize any losses beyond amounts accrued at December 31, 1996.

     In the event the Company is unable to fulfill its contractual obligations, the recovery of the related contract receivables and inventory, aggregating approximately $1.9 million, may be delayed or deferred indefinitely. In addition, the Company may be required to recognize certain performance bond obligations up to $2.7 million and certain other non-performance penalties. At this time, the Company expects to be able to fulfill its contractual obligations and collect all amounts owed under this contract. However, if the Company is unable to fulfill its contract obligations or negotiate or litigate a favorable resolution, the Company may recognize an additional loss that would be material in relation to the consolidated statements of financial position and results of operations.

4. LOTTERY SERVICE AGREEMENTS

The Company entered into contracts to provide lottery equipment and management of on-line lottery systems on a long-term basis in Papua New Guinea and the Republic of Georgia in 1992, in the Dominican Republic and the Russian Federation in 1993 and entered into a contract to provide lottery equipment in the United Kingdom in 1995.

     The Company committed lottery equipment costing approximately $2.8 million to its United Kingdom lottery service agreement in 1995. The Company agreed to provide a complete lottery system for a percentage of lottery revenues. In September 1996, it became apparent that an affiliate of the customer was unable to obtain the additional funding necessary for the project start-up and on-going operations and the Company recorded a $2.8 million charge to reflect a reserve for the project. The amount of the charge approximates the Company's tangible investment, previously carried on the balance sheet as "Investment in Lottery Service Contracts." The Company is pursuing recovery of its investment in the project through resumption of the United Kingdom project, other service projects or the outright sale of the equipment. However, no assurance can be provided that the Company will be successful in these efforts.

     The Papua New Guinea lottery commenced operation in March 1993. Revenues from the lottery in Papua New Guinea did not meet expectations and, in June 1994, the Company wrote down its investment in Papua New Guinea by $3.0 million to its estimated future cash flows. In July 1995, the Company sold all interests in the Papua New Guinea lottery operation to the principal shareholders of the lottery licensee, for $175 thousand in cash and a note of $1.3 million to be paid in monthly installments of approximately $79 thousand per month for a period of 17 months commencing in September 1995. Additionally, the Company will receive a percentage of the annual gross lottery sales or an annual sum of $260 thousand, whichever is greater, for a period of five years, provided that the additional sums shall not exceed $3.0 million. The Company is accounting for the sale under the cost recovery method. The installment payments and the minimum percentage payments are secured by all lottery assets and certain personal guarantees. During 1996, the Company recognized approximately $624 thousand as a gain on the sale of the lottery service agreement. The amount reflects the aggregate amount of payments received under the sales agreement in excess of the Company's carrying amount of its investment in the lottery service agreement on the date of the sale. Under the cost recovery method, no amount of gain on the sale was recognized until the net investment in the lottery service agreement on the date of sale was recovered in 1996. At December 31, 1996, the Company has no investment remaining on its balance sheet as the proceeds from the sale have exceeded the net book value at the time of the sale.

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

     In June 1994, the Company wrote off its investment in two lottery service agreements which totaled $6.8 million, $1.2 million in the Republic of Georgia and $5.6 million in the Dominican Republic, as projected revenues indicated the Company would not be able to recover its investment. In January 1995, the Company ceased operations in the Dominican Republic and, in 1994, closed its office in the Republic of Georgia.

5. INDUSTRY SEGMENT AND GEOGRAPHIC DATA

The Company operates in one industry segment which includes totalizator and lottery systems. The Company has an Australian subsidiary, International Lottery & Totalizator Systems Australia Pty., Ltd., and a United Kingdom subsidiary, International Lottery & Totalizator Systems (U.K.) Ltd.

                                     ILTS 16

     Sales between geographic areas are generally priced to recover material costs plus an appropriate markup. Revenue from major customers is as follows (in thousands):

CUSTOMER LOCATION                                  1996             1995              1994
------------------------------------------------------------------------------------------
Sweden                                          $ 4,300           $ 1,900          $   400
Hong Kong                                         2,400               600            9,400
Australia*                                        2,000             4,400            2,400
Philippines                                         900             2,900            5,200
------------------------------------------------------------------------------------------

* different customer in 1996 as compared to 1995 and 1994

     The following table summarizes information about the Company's operations in different geographic areas for the years ended December 31, 1996, 1995 and 1994 (in thousands). Sales, income and identifiable assets of the Dominican Republic are included in the U.S., Europe consists of the U.K. subsidiary, Russia and Georgia, and Pacific includes the Australian subsidiary and Papua New Guinea.

YEARS ENDED DECEMBER 31,           1996                                           1995
-----------------------------------------------------------------------------------------------------------------

                                             EASTERN                                   EASTERN
                                             EUROPE/   CONSOLI-                        EUROPE/  CONSOLI-
                        USA      PACIFIC     EUROPE     DATED         USA    PACIFIC   EUROPE    DATED      USA
-----------------------------------------------------------------------------------------------------------------
Sales to unaffiliated
  customers:
   Export            $ 11,313    $    -   $      -    $ 11,313    $ 15,006   $    -   $    -   $ 15,006  $ 19,923
   Domestic               293     4,482        506       5,281         513    2,614      508      3,635       946
-----------------------------------------------------------------------------------------------------------------
Sales to:
   Australia
     subsidiary         1,738         -          -       1,738         508        -        -        508       423
-----------------------------------------------------------------------------------------------------------------

                       13,344     4,482        506      18,332      16,027    2,614      508     19,149    21,292
-----------------------------------------------------------------------------------------------------------------
Elimination of
   intercompany
   sales               (1,738)        -          -      (1,738)       (508)       -        -       (508)     (423)
-----------------------------------------------------------------------------------------------------------------
Total revenue          11,606     4,482        506      16,594      15,519    2,614      508     18,641    20,869
-----------------------------------------------------------------------------------------------------------------
Write-offs and
   write-downs of
   lottery service
   agreements          (2,793)        -          -      (2,793)          -        -   (2,807)    (2,807)   (5,663)
-----------------------------------------------------------------------------------------------------------------
Net income
   (loss)              (5,865)      476       (109)     (5,498)    (13,561)     (76)    (232)   (10,700)   (3,084)
-----------------------------------------------------------------------------------------------------------------
Identifiable
   assets            $ 11,638    $2,096   $    149    $ 13,883    $ 19,572  $ 1,478   $  302   $ 21,352  $ 27,952
=================================================================================================================



                                           1994
                               -------------------------------

                                            EASTERN
                                            EUROPE/  CONSOLI-
                                PACIFIC     EUROPE    DATED
                               ------------------------------

Sales to unaffiliated
  customers:
   Export                        $     - $      -    $ 19,923
   Domestic                        2,612      608       4,166
-------------------------------------------------------------
Sales to:
   Australia
     subsidiary                        -        -         423
-------------------------------------------------------------
                                   2,612      608      24,512
Elimination of
   intercompany
   sales                               -        -        (423)
-------------------------------------------------------------
Total revenue                      2,612      608      24,089
-------------------------------------------------------------
Write-offs and
   write-downs of
   lottery service
   agreements                     (3,000)  (8,781)    (17,444)
-------------------------------------------------------------
Net income
   (loss)                         (3,084)  (8,836)    (22,620)
-------------------------------------------------------------
Identifiable
   assets                        $ 2,322 $  1,614    $ 31,888
=============================================================


6. LEASES

The Company leases its facilities under operating lease agreements which expire at various dates through October 2000. Certain lease agreements provide for increases in minimum annual rent based on increases in various market indices. Also, the Company has the option to renew the lease on its U.S. facility for one additional ten year term. Rent expense for the years ended December 31, 1996, 1995, and 1994 was $605 thousand, $674 thousand and $551 thousand, respectively.

     Minimum future obligations for these leases are as follows (in thousands):
1997 - $632; 1998 - $533; 1999 - $524; 2000 - $271, and 2001 - $13.

7. INCOME TAXES

The provision for income taxes of $92 thousand in 1996 and $144 thousand in 1994 relate to income earned by the Company's Australian subsidiary.

     The following is a reconciliation of the actual tax provision to the expected tax benefit computed by adding the statutory federal income tax rate to the loss before provision for income taxes (in thousands):


YEARS ENDED DECEMBER 31,                                         1996             1995              1994
========================================================================================================
Expected federal income tax (credit) at statutory rate       $ (1,892)         $ (4,715)        $ (7,642)
U.S. and foreign net operating losses - no benefit              1,892             4,715            7,642
Other, net                                                         92                 -              144
--------------------------------------------------------------------------------------------------------
Total                                                        $     92                 -         $    144
========================================================================================================


                                     ILTS 17

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the Company's deferred tax liabilities and assets are as follows (in thousands):

DECEMBER 31,                                                             1996                      1995
========================================================================================================
Deferred tax liabilities:
   Computer software costs                                            $    310                 $     225
--------------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                        310                       225
Deferred tax assets:
   Installment sale PNG                                                  1,209                     1,575
   Reserves against investment in lottery service agreements             1,401                       235
   Reserves and accruals                                                 1,514                     1,045
   Rent expense                                                            177                       160
   Employee benefits                                                        88                       130
   Patent expense                                                           31                        35
   Net operating loss and credit carryforwards                          17,589                    12,120
   Other                                                                    29                        18
--------------------------------------------------------------------------------------------------------
     Total deferred tax assets                                          22,038                    15,318
Net deferred tax assets                                                 21,728                    15,093
Valuation allowance                                                    (21,728)                  (15,093)
--------------------------------------------------------------------------------------------------------
Net deferred taxes                                                     $     -                   $     -
========================================================================================================

     The Company has Federal and California net operating losses of approximately $46 million and $21 million, respectively, which will begin to expire in 1998 unless previously utilized. The difference between the Federal and California net operating loss carryforwards relates primarily to California's statutory 50% annual reduction rule.

     The Company also has Federal general business credit carryforwards of approximately $588 thousand, which begin to expire in 2002.

     Pursuant to the Tax Reform Act of 1986, use of the Company's business credit and net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50%, as defined, occurs within any three year period. Management believes such a change in ownership has not occurred.

8. EMPLOYEE STOCK BONUS PLAN

The Company has an employee stock bonus plan, commonly referred to as a 401(k) plan, qualified under the Internal Revenue Code, in which all eligible employees, as defined in the Internal Revenue Code, may elect to participate. Under the Plan, employees may voluntarily make tax-deferred contributions of up to 15% of their compensation to a trust which provides the participant with various investment alternatives. In addition, the Company, at the discretion of the Board of Directors, may contribute an amount for each fiscal year which does not exceed 5% of the annual compensation of all participants in the Plan. Company contributions charged to operations were $82 thousand, $198 thousand and $272 thousand, in 1996, 1995 and 1994, respectively.

9. STOCK OPTION PLANS

The Company has three current employee stock option plans and a directors option plan whereby options to purchase 2.6 million and 240 thousand shares, respectively, of the Company's common stock may be granted. Options granted have 5 to 10 year terms and vest and become fully exerciseable 4 to 5 years from the date of grant.

     Pro forma information regarding net loss and net loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: risk-free interest rates of 5.8% - 6.8% and 5.4% - 6.0%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.2; and a weighted-average life of the options of 7.2 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying Statement 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma results of operations in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows (in thousands, except per share amounts):

YEARS ENDED DECEMBER 31,                                                    1996                   1995
--------------------------------------------------------------------------------------------------------
Pro forma net loss                                                       $ (5,645)             $ (13,895)
Pro forma net loss per share                                             $  (0.32)              $  (0.83)
--------------------------------------------------------------------------------------------------------


                                     ILTS 18

     A summary of the Company's stock option activity and related information follows (options in thousands):

YEARS ENDED DECEMBER 31,                       1996                   1995                   1994
----------------------------------------------------------------------------------------------------------

                                                   WEIGHTED-              WEIGHTED-              WEIGHTED-
                                                    AVERAGE                AVERAGE                AVERAGE
                                                   EXERCISE               EXERCISE               EXERCISE
                                         OPTIONS     PRICE      OPTIONS     PRICE       OPTIONS    PRICE
----------------------------------------------------------------------------------------------------------
Outstanding - beginning of year          1,325        $ 7.28    1,351        $ 7.50     1,287        $ 7.87
Granted                                    320        $ 1.22       75        $ 2.28       291        $ 4.45
Exercised                                    -          -         (12)       $ 1.87      (132)       $ 3.09
Cancelled                                 (144)       $ 9.86      (89)       $ 7.16       (95)       $ 9.24
-----------------------------------------------------------------------------------------------------------
Outstanding - end of year                1,501        $ 5.74    1,325        $ 7.28     1,351        $ 7.50
Exercisable at end of year               1,007        $ 6.95      931        $ 7.35       710        $ 6.89
Weighted-average fair value of
   options granted during the year                    $ 1.22                 $ 2.28                  $ 4.45

     Exercise prices for options outstanding as of December 31, 1996 ranged from $1.03 to $15.75. The weighted-average remaining contractual life of those options is approximately 5 years.

     At December 31, 1996, options for 1,073,095 shares were available for future grant and 1.8 million shares of the Company's common stock have been reserved for issuance under all of the Company's stock option plans.

     The following table summarizes information about stock options at December 31, 1996 (shares in thousands):

                                     OUTSTANDING STOCK OPTIONS             EXERCISABLE STOCK OPTIONS
---------------------------------------------------------------------------------------------------------------------------
                                                   WEIGHTED-         WEIGHTED-                   WEIGHTED-
                                                    AVERAGE           AVERAGE                     AVERAGE
                                                   REMAINING         EXERCISE                    EXERCISE
RANGE OF EXERCISE PRICES             SHARES    CONTRACTUAL LIFE        PRICE        SHARES         PRICE
---------------------------------------------------------------------------------------------------------------------------
$ 1.0312 to $ 1.5000                  355                 8.82 years    $  1.24       34            $  1.38
$ 2.2188 to $ 2.7500                  375                 2.74 years    $  2.58      343            $  2.61
$ 2.8750 to $ 5.1250                  317                 4.73 years    $  3.58      245            $  3.72
$ 6.1250 to $ 11.5000                 168                 5.32 years    $  9.34      140            $  9.14
$ 15.7500 to $ 15.7500                286                 4.50 years    $ 15.75      245            $ 15.75
---------------------------------------------------------------------------------------------------------------------------
$ 1.0312 to $ 15.7500                1501                 5.22 years    $  5.74     1007            $  6.95

10. McKinnie & Associates

On March 31, 1993, the Company sold its subsidiary, McKinnie & Associates, Inc., to Shreveport Acquisition for cash and a note receivable. As the ultimate collection on the sale was in doubt at the time of the sale, it was recorded under the cost recovery method. During 1996, the remaining book value was received and the Company recorded $691 thousand of gain due to receipts in excess of the basis. Unrecorded gain and interest of $0.6 million will be recognized using the cost recovery method as payments are received.

11. LITIGATION

In 1994, shareholders of the Company filed class action lawsuits against the Company and several of its officers and directors. Those actions were consolidated in the United States District Court for the Southern District of California. Plaintiffs contended that during the class period (June 22, 1993 through June 21, 1994) the Company and the individual defendants made a series of public statements that failed to disclose adverse information about the Company's lottery service contracts, that these purported nondisclosures artificially inflated the price of the Company's stock and that those purchasers who acquired their shares in reliance on the integrity of the market suffered damages as a result. On June 17, 1996, the court entered a judgment of a cash payment to the class shareholders and 1.2 million shares of authorized but unissued common stock of the Company, of which, 360 thousand shares were issued in September 1996 and 840 thousand shares will be issued in 1997. Such shares are reserved for issuance as of December 31, 1996 and were included in the calculation of earnings per share for the year ended December 31, 1996. The estimated settlement was accrued as of September 30, 1995 and an adjustment of approximately $1.2 million was recorded during the three months ended June 30, 1996 to reduce the accrual to the actual settlement amount, valued as of the judgment date.

     In November 1995, Mr. James Walters, the former chairman and president of the Company, filed an action in the San Diego County Superior Court against the Company, its current president, Frederick A. Brunn, a publishing company and an author alleging that certain statements in a magazine article were slander per se by ILTS and Brunn and libel by the publishing company and the author, and that Mr. Walters suffered an invasion of privacy by all defendants. In addition, Walters alleged that erroneous information in the Company's 1995 Proxy Statement resulted in two other magazine articles publishing allegedly incorrect information. Mr. Walters seeks general and special damages of $9 million and punitive damages. On November 1, 1996, the San Diego County Superior Court entered a summary judgment in favor of the Company. Mr. Walters has filed a notice of appeal with the California appellate court. Management, based on the advice of counsel, believes that the outcome of this case will not result in any liability to the Company. Accordingly, no provision for any liability that may result has been included in the consolidated financial statements.

     The Company is also subject to other legal proceedings and claims that arise in the normal course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

                                     ILTS 19

Report of Ernst & Young, LLP, Independent Auditors


THE BOARD OF DIRECTORS AND SHAREHOLDERS, INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

We have audited the accompanying consolidated balance sheets of International Lottery & Totalizator Systems, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Lottery & Totalizator Systems, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




Ernst & Young LLP
San Diego, California
February 21, 1997
except for Note 1, as to which the date is March 24, 1997

                                     ILTS 20

Corporate and Common Share Information


DIRECTORS
Theodore A. Johnson
Chairman of the Board

Frederick A. Brunn
President

Chan Kien Sing
Group Executive Director
Berjaya Group Berhad

M. Mark Michalko
Executive Vice President

Martin J. O'Meara Jr.
President,
The Budget Plan, Inc.

Ng Foo Leong
Executive Director,
Sports Toto Malaysia

Sir Michael G.R., Sandberg
Private Investor

Ng Aik Chin
Executive Assistant
to the President


OFFICERS
Frederick A. Brunn
President

Timothy R. Groth
Vice President
Technical Operations

William A. Hainke
Chief Financial Officer
Corporate Secretary
and Treasurer

M. Mark Michalko
Executive Vice President





MARKET FOR COMMON STOCK

The Company's Common Stock is traded under the symbol ITSI on the NASDAQ National Market system. As of December 31, 1996, there were 17,176,211 common shares outstanding and 896 shareholders of record. Berjaya Lottery Management owned 38% of the total outstanding shares and the Company's management owned 1%.

1996                      HIGH          LOW
----------------------------------------------
First Quarter              1 25/32      1 1/16
Second Quarter             3 3/16       1 1/16
Third Quarter              2 1/2        1 1/8
Fourth Quarter             1 5/16        25/32
Average Daily Volume                    42,045
Total Annual Trading
  Volume                            10,679,305



1995                      HIGH          LOW
---------------------------------------------
First Quarter              4 7/8       1 15/16
Second Quarter             4 3/8       1 7/8
Third Quarter              3 3/8       2 1/8
Fourth Quarter             2 11/16       15/16
Average Daily Volume                   52,267
Total Annual Trading Volume        13,171,342


DIVIDEND POLICY

The Company retains earnings to support operations.


FORM 10-K

A Copy of Form 10-K as filed with the Securities and Exchange Commission can be obtained by contacting:

Investor Relations
ILTS
2131 Faraday Avenue
Carlsbad, CA 92008-7297 USA
(760) 931-4000



ANNUAL MEETING OF SHAREHOLDERS

The 1997 Annual Meeting will be held at 3:00 p.m. PDT on Thursday, May 15, 1997, at Pea Soup Andersen's, 850 Palomar Airport Road, Carlsbad, California, (760) 438-0880. Shareholders and interested parties are invited to attend.


TRANSFER AGENT
AND REGISTRAR

ChaseMellon
Shareholder Services
85 Challenger Road
Ridgefield Park,
New Jersey USA
1-800-522-6645
(213) 553-9719
(213) 553-9735 Fax


INDEPENDENT AUDITORS

Ernst & Young LLP
501 West Broadway, Suite 1100
San Diego, CA 92101-3536 USA
(619) 235-5000


To receive Company
information via facsimile,
call the Investor Relations Hotline: 1-800-859-5903.

HEADQUARTERS

International Lottery & Totalizator Systems, Inc.
2131 Faraday Avenue
Carlsbad, CA 92008-7297 USA
(760) 931-4000
(760) 931-1789 Fax

TECHNICAL AND MARKETING/SALES SUPPORT FACILITIES

United Kingdom
International Lottery & Totalizator Systems (UK) Ltd.
21 Horton Road
Yiewsley, West Drayton
Middlesex UB7 8HT
England
(44) (1895) 449550
(44) (1895) 420600 Fax

Australia
International Lottery & Totalizator Systems Australia Pty. Ltd.
Unit 1A, 167 Prospect Highway
Seven Hills, New South Wales 2147
Australia
(61) (2) 9624-4300
(61) (2) 9674-6832 Fax

SALES OFFICES

Asia/Pacific
Sales Office
Christina Bldg. Unit 304
Herrera Corner Legaspi Sts.
Legaspi Village, Makati, Philippines
(63) (2) 816-6989
(63) (2) 815-3270

Europe
ILTS Europe
Vollsveien 168
N-1343 Eiksmarka
Norway
(47) (67) 14 73 76
(47) (67) 14 80 68

South Africa
ILTS South Africa
c/o Arbitration House
P.O. Box 653007
Benmore 2110
Docex 25 Johannesburg
Republic of South Africa
(27) (11) 320-0550
(27) (11) 320-0695 Fax

[LOGO]

Visit the ILTS Home Page: http://www.ilts.com
Registered to ISO 9001 Certificate No. A3960

International Lottery & Totalizator Systems, Inc.(R), ILTS(R), ILTSInterToteo, DataTrak(R) and DATAMARK XClaim(TM) are registered trademarks of International Lottery & Totalizator Systems, Inc. UNIXis a registered trademark of UNIXSystem Laboratories.