Form 10-K, Exhibit 13
period 1997-12-31
INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS INC
filed 1998-03-31
CIK 354813

                                                                      EXHIBIT 13

                               1997 ANNUAL REPORT


                                   [GRAPHIC]


                                 [ILTS(R) LOGO]


                INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

MISSION STATEMENT


International Lottery & Totalizator Systems provides computerized wagering equipment and systems to racing organizations and lotteries worldwide.

We are committed to providing innovative gaming solutions through quality products and service to maximize the revenue of our customers and bring a fair return to our shareholders.

ILTS is an ISO 9001 registered company.

[PHOTO]

COMPANY PROFILE

     In 1994, International Totalizator Systems, changed its name to International Lottery & Totalizator Systems (ILTS) to more accurately reflect the primary business activities of the Company.

     As supplier to more than 200 race tracks worldwide, ILTS has long been recognized as an industry leader in pari-mutuel wagering. In recent years ILTS has become a major supplier to state lotteries, and in the last decade has grown to serve customers in 18 countries, providing advanced on-line wagering systems and facilities management.


BACKGROUND & EXPERIENCE

     International Totalizator Systems was incorporated in California in 1978 and began operations in 1979. ITS became a public company in 1981, with its stock traded on the NASDAQ System (symbol: ITSI). In 1993 Berjaya Lottery Management became a major shareholder of ILTS, providing substantial resources for continued growth and expansion.

     ILTS management, engineering staff, customer support groups and wagering specialists represent a unique blend of experience in mechanical design, software and applied systems technology. The Company's technical expertise in partnership with its customers and suppliers has resulted in innovative solutions that have put ILTS systems at the leading edge of automated wagering technology.


RESEARCH & DEVELOPMENT

     ILTS is committed to maintaining technological leadership through continued research and development to provide innovative features and enhancements to the entire product line. Over the past five years the Company has invested heavily in research and development, and will continue to devote a significant portion of revenues to explore new bet-processing technologies, software and data management systems to maintain a competitive level of excellence.

QUALITY ASSURANCE

     At ILTS the quality goal is to provide the best products and service possible, by not only meeting customer requirements, but by exceeding customer expectations. To achieve this ILTS has established a formal quality assurance program that includes product design and development, and all manufacturing and assembly operations, in compliance with ISO 9000 guidelines.

     ILTS received a certificate of compliance to ISO 9001 in February of 1996. The audit demonstrated ongoing conformance to ISO 9001 and continuous improvement in the ILTS quality program. Registration to ISO 9001 puts ILTS in an elite group of companies worldwide who have met the most stringent requirements of the International Organization for Standardization.

     At ILTS, quality is more than inspection guidelines and standards. Quality is an integral part of the Company's management and work philosophy.


MANAGEMENT ORGANIZATION

     The collective knowledge and experience of ILTS' people is the Company's most important asset and the cornerstone of an effective work environment. ILTS has an experienced management team, well trained staff and established management systems, procedures and controls. The effectiveness of the ILTS management approach has been demonstrated in the successful installation of numerous automated wagering systems since 1981. The Company has designed and installed a variety of wagering systems within budget and on schedule. Subcontractor, vendor management and after sales support are also well-established disciplines within the organization.


MARKET-DRIVEN

     ILTS delivers more than advanced technology and innovative solutions. As a company and as individuals, ILTS is committed to customer satisfaction. By combining technical expertise with dedicated service, the Company endeavors to do it right, on time, the first time, every time!

     Extensive experience combined with the efforts of a talented and dedicated staff have helped ILTS become one of the most respected names in state-of-the-art computerized wagering systems.


STRATEGIES & OBJECTIVES

CONDUCT our business in an ethical and forthright manner and to be a responsible member of our community.

REALIZE increased value to our shareholders through revenue growth and consistent profitability.

ESTABLISH an industry benchmark for leadership in customer service and quality.

DEFINE primary market segments within the lottery and pari-mutuel wagering industries.

DEVELOP quality products and solutions to meet the current and future needs of customers in our primary markets.

ACHIEVE operational excellence and quality management throughout the Company to maximize the effect of product development and reduce costs through improved planning and control.

INITIATE strategic alliances with companies whose technology and products complement and expand our product offering.

PROVIDE an environment for employees that encourages teamwork and creativity to maximize job satisfaction, personal development and career growth opportunities.

YEAR IN REVIEW


     Over the past year, management has aggressively initiated steps to transform the Company from an engineering-driven organization to a market-driven organization. An integral part of this transformation has been to ensure that we have the requisite products to serve our target markets. This convergence of product development with market opportunity has resulted in the launch of several new products that have helped position ILTS to strongly compete for business in our targeted markets.


PRODUCTS & MARKETS

     ILTS provides on-line lottery products to the worldwide market. To meet the requirements of lottery customers in search of total system solutions, the Company developed the DataTrak(TM) on-line gaming system, a client/server distributed processing system built around an open architecture. The system incorporates a proven high-performance bet engine, and can be scaled to meet specific customer

[PHOTO]

[DATATRAK INSTANT LOGO]


TO OUR SHAREHOLDERS

[PHOTO]

     Nineteen ninety-seven was a productive year for ILTS. We improved our performance in many facets of our business, and laid the foundation for future improvements in others. We made several fundamental changes that have already borne fruit, and which will position the Company for future growth and sustained profitability.

     From its inception, ILTS has been an engineering-driven company. Emphasis was on product innovation and development, and justifiably so, as the Company won much of its early business based on precisely these factors.

     As we move toward a new century, market dynamics demand more than technical competence. We must become a market-driven organization, and we have taken aggressive steps to effect this transformation.

     In the short time since the management change last summer, we have implemented a broad range of strategic initiatives. We carefully and critically analyzed the way ILTS historically has done business, retained that which has produced positive results, and changed those areas where there was room for improvement.

     First and foremost, we sharpened the Company's focus to concentrate on the industry in which we historically have been most successful -- gaming. And within the broader gaming market, we have identified three distinct target markets: [i] long-standing customers, [ii] new customers in established markets, and [iii] new customers in emerging markets.

     Most importantly, we have strategically developed products to competitively address the unique requirements of each market segment.

     To pursue business in these target markets, we redeployed our sales force to form task-oriented teams, and retained experienced consultants to augment our internal capabilities. And we are concentrating on those opportunities where we can create a specific competitive advantage.

     We have also formed strategic alliances with world-class partners to strengthen our product offerings.

     Recognizing that the cornerstone of any growth strategy is retention of existing business, virtually my first official action was to visit all of our long-standing customers to ascertain how we can strengthen and improve our relationship with them. I am pleased to report that several new product contracts were obtained with such long-standing customers as ATG of Sweden, South Australia TAB and Leisure Management of Malaysia. We have also paved the way for future business by introducing the DATAMARK NXT, a technology upgrade which cost-effectively extends the serviceability of customers' existing terminals.

     In the area of new business, we are pleased to add the Singapore Turf Club and Olympic Gold Holdings to our growing customer list. As of this writing, we have several bids pending for new business from both our long-standing customers and new prospects as well.

     In terms of product offerings, we completed development of DataTrak, our leading-edge lottery software product for lotteries in developed markets. For emerging markets, in conjunction with a strategic partner, we have developed a unique terminal which can expand sales into areas where marginal electrical power or telecommunications service would preclude traditional on-line systems.

     On the totalizator side of the business, through another strategic alliance, we now can offer racing prospects a scalable, field-proven software system known as InterTote.

     We will always be subject to the vagaries of contract timing, and 1997 was no exception. Several excellent opportunities were pushed forward into 1998. However, our task is to ensure that ILTS is well-positioned to win new business whenever the opportunities arise. We believe we have done precisely that.

     In evaluating our performance, we acknowledge that there is still much to be done. Financially, we must further improve our performance and achieve consistent profitability. To that end, we must continue to succeed in our traditional market, while we hone our product offerings and sales strategies to be even more competitive in new markets.

     As we continue to implement these new strategies and tactics, I am confident that we will complete ILTS' transformation into a more vibrant, stronger, and consistently profitable Company for years to come.

/s/M. Mark Michalko
M. Mark Michalko

President / Director




YEAR IN REVIEW (CONTINUED)

---------------------------------

[PHOTO]

requirements, large or small. The first release of this system was in October of 1996.

     In 1997 two new DataTrak modules were developed: DataTrak Instant and Player Registration, demonstrating the flexibility and upward compatible path of the system.

     DataTrak Instant is a fully integrated, on-line instant ticket validation and management system that provides real-time validation of instant lottery tickets together with a host of accounting, distribution and inventory control functions. It is designed to operate seamlessly with the ILTS DataTrak gaming system and shares the same client/server architecture and security features.

     The Player Registration application allows players to be registered with a lottery and to maintain a betting account. The application is used to create and update a player's account, request payment of a player's winnings, display a history of player's winnings and activities, and a host of other data.

     DataTrak is a dynamic system and it will continue to expand to meet the future needs of lotteries.

     Two new terminal products have been tailored for the targeted lottery markets. The DATAMARK XClaim was introduced in 1996 to meet the general requirements of lotteries and facilities management contracts. The XClaim is robust, affordable and provides all features and functions required for lottery operations.

---------------------------------

[PHOTO]

     In late 1997 ILTS introduced the DATAMARK NXT, the next generation of the DATAMARK Flipper. This terminal provides a number of high-end features for technically sophisticated lotteries that typically purchase and operate their own systems.

     The DATAMARK NXT also provides an upgrade path for earlier DATAMARK terminals. This new option allows ILTS customers to integrate their existing reader/printer mechanisms with new PC electronics, a higher resolution printhead and an attractive, ergonomic enclosure. Benefits include expanded memory, use of high-level programming language, improved speed, better print quality, and continuity in appearance of bet slips and tickets.

     In addition to providing lottery systems, ILTS remains a leading provider of computerized on-line wagering systems to the racing industry. In 1996, the Company introduced the ILTS InterTote System, an open systems totalizator with broad application. The system encompasses both on-track and off-track betting, and can provide multi-track operation. It handles numerous wagering options including standard bet types and special features, which can easily be adapted to local rules and regulations. InterTote is designed to run on the UNIX operating system, which permits the use of virtually any hardware platform including IBM, Digital and Intel-based PCs. It is extremely flexible, with well-defined technology upgrade paths.

[PHOTO]

STRATEGIC ALLIANCES

     Management's critical analysis has determined that in the development of new products for the Company's target markets, in certain cases it is more efficient to form strategic alliances with synergistic partners than to develop and manufacture internally. Such relationships bring higher expertise, lower costs and expedite delivery to market.

     To strengthen the ILTS product offering, the Company has formed strategic alliances with several world-class organizations, including:

[PHOTO]

     Racecourse Totalizators, a leading designer and operator of scalable pari-mutuel wagering systems. ILTS has licensed this software system, and is marketing it worldwide under the name ILTS InterTote as a feature-rich, cost-effective wagering system for race tracks.

     Symbol Technologies, a world leader in bar-code technology, spread spectrum radio technology and battery-powered hand-held computers. ILTS is partnering with Symbol to develop 1D and 2D bar-code reading solutions for instant ticket validation and player registration products. Symbol is also providing radio equipment for our wireless terminal product.

     ICL/Natech South Africa, a leader in the computer service sector and point of sale industry. ICL/Natech is working with ILTS to provide installation and maintenance repair service for certain customers and prospects. The companies have also jointly developed a portable hand-held off-line betting terminal, the DATAMARK Passport, for use in emerging markets where power and telecommunications are problematic.

 SELECTED FINANCIAL DATA


YEARS ENDED DECEMBER 31,                         1997               1996             1995             1994            1993
--------------------------------------------------------------------------------------------------------------------------
Thousands of dollars except per
share amounts and non-monetary items

Statement of operations data
   Revenue                                   $ 10,826           $ 16,594         $ 18,641         $ 24,089         $25,017
   Gross profit(1)                              1,179              3,441            1,185            4,527           9,038
   Operating income (loss)                     (6,700)            (6,894)         (14,221)         (22,943)            302
   Net income (loss)                           (5,938)            (5,498)         (13,869)         (22,620)            605
   Earnings (loss) per share - basic            (0.33)             (0.31)           (0.83)           (1.35)           0.05
   Earnings (loss) per share - diluted          (0.33)             (0.31)           (0.83)           (1.35)           0.04

Balance sheet data
   Total assets                                 8,662             13,883           21,352           31,888          54,924
   Shareholders' equity                         4,092              8,519           13,412           27,145          48,855

Key ratios and statistics
   Gross profit(1)                               10.9%              20.7%             6.4%            18.8%           36.1%
   Working capital                              3,212              6,614            8,679           22,236          31,670
   Book value per share                          0.23           (2) 0.47             0.80             1.62            2.94
   Current ratio                                 1.70               2.23             2.12             5.69            6.22
   Backlog                                      4,988              1,709            9,214           11,168          15,250
   Employees                                      116                144              176              277             249
   Shares outstanding                          18,028         (2) 18,016           16,816           16,804          16,574
--------------------------------------------------------------------------------------------------------------------------


(1) Amounts are before lottery service agreement write-offs and write downs of $2,793, $2,807 and $17,444 for 1996, 1995 and 1994, respectively.

(2) Includes 840 thousand shares issued in 1997 to the shareholder class in settlement of a class action lawsuit. See note 11 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


1997 VS. 1996
REVENUES: Revenue from the sale of products decreased by 40% to $8.4 million in 1997 from $14.0 million in 1996. The decrease was primarily the result of the low backlog of contracts at the end of 1996 and the level of new contracts which were delivered in 1997. Service related revenues, which include terminal maintenance and software service agreements, decreased 8% to $2.4 million in 1997 from $2.6 million in 1996. This decrease was due to a lower level of customer support contract requirements. New orders received in 1997 were $8.0 million compared to $3.0 million in 1996.

   GROSS PROFIT: During 1997 the Company recognized a gross profit of 7% on sales of products compared to a gross profit of 21% (before write offs and write-downs of lottery service agreements) in 1996. The decrease in gross profit is due to unfavorable manufacturing variances related to the decrease in sales, charges of approximately $1.3 million taken to recognize impairment in the value of software capitalized in previous years, for which sales orders have not yet been received, additional reserves for inventory obsolescence, to record provisions for certain development contracts and costs related to the closing of the Company's United Kingdom subsidiary. The Company recognized a gross profit of 24% on services in 1997 compared to 31% (before write offs of lottery service agreements) in 1996. This decrease was the result of the mix of services provided and the increase in the foreign exchange rate of the U.S. dollar versus the Australian dollar in 1997.

   ENGINEERING, RESEARCH & DEVELOPMENT: Engineering, research and development expenses of $1.7 million in 1997 were equal to those of 1996. Of the $1.7 million expended in 1997, $1.3 million was for additional development of Data Trak lottery software and the related instant ticket validation and player registration modules. Additional funds were expended to reduce the manufactured cost of the Company's terminals. The 1996 expenditures related primarily to development of the Data Trak software. Selling, General and Administrative:
Selling, general and administrative expenses increased $0.3 million in 1997 compared to 1996. The 1997 selling, general and administrative costs were actually less than 1996 costs if the 1996 benefit from the $1.2 million reduction to the June 1996 judgment to settle the shareholders class action lawsuit was omitted.

   GAIN ON SALES OF SUBSIDIARY AND LOTTERY SERVICE AGREEMENT: In 1993 the Company sold its subsidiary McKinnie & Associates. In the fourth quarter of 1997, the Company negotiated and received a final settlement on this agreement. The Company recognized a gain on the sale of $438 thousand and $691 thousand in 1997 and 1996 respectively. In 1995, the Company sold its Papua New Guinea lottery service agreement. The Company recognized a gain on the sale of $419 thousand and $624 thousand in 1997 and 1996 respectively. Both of these sales have been recorded under the cost recovery method and, as such, no income was recognized until 1996, when the basis of these investments had been recovered. Provision for Income Taxes: The provision of income taxes in 1997 and 1996 relates to income earned in the Company's Australian subsidiary.

1996 VS. 1995

REVENUES: Revenue decreased by 11% to $16.6 million in 1996 from $18.6 million in 1995. The decrease is a result of lower levels of contract revenues caused by the booking by the Company of $3.0 million in new orders in 1996 compared to $12.6 million of new orders in 1995. Spares sales in 1996 increased 103% or $1,087 over 1995 sales. This increase in spares was due to the increased number of ILTS terminals in service and the timing of customer orders.

   GROSS PROFIT: During 1996 the Company had gross profits of 21% (before write offs and write-downs of Lottery Service Agreements) compared to a gross profit of 6% (before write offs and write-downs of Lottery Service Agreements) in 1995. The increase in gross profit is due to more favorable sales mix in 1996, the accrual of $660 thousand as a loss on a contract in 1995, costs related to the winding down of the Russian lottery project in 1995 and the effect of cost-saving measures which were implemented in late 1995.

   WRITE-OFFS AND WRITE-DOWNS OF LOTTERY SERVICE AGREEMENTS: During 1996, the charge of $2.8 million relates entirely to the U.K. lottery. The reserve was established after an affiliate of the customer was unable to obtain the additional funding necessary for the project start-up and ongoing operations. At this time, the customer has not indicated when a start-up may occur. The amount of the charge approximates the Company's tangible investment, previously carried on the balance sheet as "Investment in Lottery Service Contracts." In 1997 the Company was able to recover $2.6 million of its investment through the sale of the system and terminals. The 1995 charge relates to the withdrawal by the Company from its Russian Lottery project. At December 31, 1996, the Company's net book value of its investment in Lottery Service agreements was zero.

   ENGINEERING, RESEARCH & DEVELOPMENT: Engineering, research and development expenses in 1996 increased $302 thousand, or 22%, compared to 1995. Of the $1.7 million expended in 1996, $1.0 million went toward development of DataTrak lottery software. The DataTrak software was completed for release in October 1996 and future research and development costs will be expended to provide additional features. The 1995 expenditures related to development of the Flipper terminal and the DataTrak software.

   SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses decreased $5.4 million in 1996 compared to 1995. The decrease was due to a $4.2 million accrual in 1995 for the estimated cost to settle the shareholders class action litigation. The June 1996 judgment fixed the cost at an amount approximately $1.2 million less than the 1995 estimate. This $1.2 million was recorded as a reduction to the 1996 second quarter selling, general and administrative costs.

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

   PROVISION FOR INCOME TAXES: The provision for income taxes in 1996 relates to income earned in the Company's Australia subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

During 1997, the Company's working capital decreased approximately $3.4 million, primarily due to the Company's net loss of $5.9 million. The accrued litigation settlement of $1.7 million was extinguished through the issuance in 1997 of 840 thousand shares of common stock of the Company. During 1997 the Company generated cashflows of $857 thousand primarily as a result of proceeds of $438 thousand and $419 thousand relating to the sale, in previous years, of McKinnie & Associates and of the Papua New Guinea lottery, respectively. During 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


the Company invested $150 thousand in additional equipment.

   As part of its strategic plan, the Company intends to pursue long-term service contracts as a source of revenue. Service contracts pose new capital investment risks for the Company that do not exist in its product sale business. Payments are received only after a system becomes operational, based upon a percentage of the customer's gross receipts from the system. The Company therefore bears the risk that scheduling delays may occur and that a system may not become operational.

   The Company's consolidated financial statements have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management recognizes that the Company must generate additional contract sales to maintain its current level of operations. Additionally, management is currently seeking additional sources of funding through debt or equity financing and consideration of other business transactions which would generate sufficient resources to assure continuation of the Company's operations.

   Management anticipates that it will be successful in obtaining sufficient contracts to enable the Company to continue normal operations; however, no assurances can be given that the Company will be successful in realizing sufficient contract revenue or obtaining additional funding. If the Company is unable to obtain sufficient contract revenue or funding, management will be required to sharply curtail the Company's operations. On February 27, 1998, the Company's largest shareholder, Berjaya Lottery Management (Berjaya), agreed to provide financial support if and when necessary to ensure that the Company's operations continue for at least one year from December 31, 1997.

   The Company's reporting currency is the U.S. dollar. Historically, a majority of the Company's sales have been denominated in U.S. dollars, with the balance denominated in foreign currencies. These foreign currency sales have been effected principally by the Company's international subsidiaries. In accordance with U.S. accounting requirements, sales denominated in foreign currencies are translated into the local functional currency and then into U.S. dollars, at an average exchange rate in effect during the period. In addition, the Company incurs operating and technical support related expenses in Australian dollars in connection with its Australian operations and also incurred operating expenses in local currency at its United Kingdom location through 1998. Thus, changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will in the future continue to have, an impact on revenues and expenses reported by the Company, and such effect may be material in any individual reporting period. To the extent that the Company incurs operating expenses in local currencies at its foreign subsidiaries, the Company has a natural hedge against a portion of the possible fluctuation in foreign currency exchange rates of revenues in such currencies. As the contracts are predominantly denominated in the functional currency of the subsidiary performing under the contract, the Company has historically incurred immaterial amounts of transaction gains or losses.

   The majority of the Company's sales are denominated in U.S. dollars and thus not subject to foreign currency fluctuations. However, the ultimate cost of the Company's products to its customers have increased due to recent fluctuations in the foreign exchange rates of many southeast Asian countries. At this point the Company does not believe that these fluctuations in exchange rates has had an impact on any potential sales. However, any further significant decline in the economy of such Asian countries or in the value of their currencies could have a material adverse impact on the Company.

   The balance sheets of the Company's international subsidiaries are translated into U.S. dollars and consolidated with the balance sheets of the Company's domestic subsidiary in accordance with U.S. accounting requirements. Changes in the U.S. dollar value of the foreign currency denominated assets are accounted for as an adjustment to stockholders' equity. Therefore, changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will continue to have, an impact on the foreign currency translation component of stockholders' equity reported by the Company, and such effect may be material in any individual reporting period. Within the 1997 calendar year the Australian dollar decreased 17% against the U.S. dollar, which increased the foreign currency translation adjustment component of the equity section.

YEAR 2000

Management has initiated an enterprise-wide program to prepare the Company's computer systems and applications for the Year 2000. The Company expects to incur internal staff costs as well as other expenses related to infrastructure and facilities enhancements necessary to prepare the systems for the Year 2000. The Company is still evaluating the effort required, and the related costs will be expensed as incurred.

FORWARD LOOKING STATEMENT

   The statements in this filing which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by forward-looking statements. These risks and uncertainties include the absence of significant contract backlog, the dependence on business from foreign customers sometimes in politically unstable regions, political and governmental decisions as to the establishment of lotteries and other wagering industries in which the Company's products are marketed, fluctuations in quarter-by-quarter operating results and other factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

CONSOLIDATED STATEMENTS OF OPERATIONS


YEARS ENDED DECEMBER 31,                                              1997            1996            1995
-----------------------------------------------------------------------------------------------------------
Thousands of dollars, except per share amounts

Revenues:
   Sales of products                                              $  8,392        $ 13,954        $ 16,195
   Services                                                          2,434           2,640           2,446
-----------------------------------------------------------------------------------------------------------
Total revenues                                                      10,826          16,594          18,641
-----------------------------------------------------------------------------------------------------------
Costs of revenues:
   Cost of sales of products                                         7,804          11,342          15,705
   Cost of services                                                  1,843           1,811           1,751
   Write-offs and write-downs of lottery service agreements           --             2,793           2,807
-----------------------------------------------------------------------------------------------------------
Total costs of revenues                                              9,647          15,946          20,263
-----------------------------------------------------------------------------------------------------------
Gross profit                                                         1,179             648          (1,622)
   Engineering, research and development                             1,684           1,662           1,360
   Selling, general and administrative                               6,195           5,880          11,239
-----------------------------------------------------------------------------------------------------------
Loss from operations                                                (6,700)         (6,894)        (14,221)

Other income:
   Interest income, net                                                135             173             352
   Exchange rate loss                                                 (150)           --              --
   Gain on sale of subsidiary and lottery service agreement            857           1,315            --
-----------------------------------------------------------------------------------------------------------
Loss before provision for income taxes                              (5,858)         (5,406)        (13,869)
Provision for income taxes                                              80              92            --
-----------------------------------------------------------------------------------------------------------
Net loss                                                          $ (5,938)       $ (5,498)       $(13,869)
-----------------------------------------------------------------------------------------------------------

Net loss per share - Basic and diluted                            $  (0.33)       $  (0.31)       $  (0.83)
-----------------------------------------------------------------------------------------------------------
Shares used in determination of net loss per share -
   Basic and diluted                                                18,021          17,465          16,812
-----------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED BALANCE SHEETS


AS OF DECEMBER 31,                                                                              1997            1996
--------------------------------------------------------------------------------------------------------------------
Thousands of dollars, except share amounts

Assets
Current Assets:
   Cash and cash equivalents                                                                $  2,371        $  5,387
   Accounts receivable, net of allowance for doubtful accounts of $173 ($111 in 1996)          1,040             979
   Costs and estimated earnings in excess of billings on uncompleted contracts                 1,716           2,452
   Inventories, at lower of cost (first-in, first-out method) or market:
     Finished goods                                                                             --              --
     Work in process                                                                           1,151             283
     Raw materials                                                                             1,393           2,735
--------------------------------------------------------------------------------------------------------------------
        Total inventories                                                                      2,544           3,018
   Other current assets                                                                          111             142
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                                           7,782          11,978
--------------------------------------------------------------------------------------------------------------------

Equipment, furniture and fixtures at cost, less accumulated depreciation of
   $4,078 ($3,737 in 1996)                                                                       802           1,128
Computer software costs, less accumulated amortization of $1,983
   ($1,420 in 1996)                                                                             --               688
Other                                                                                             78              89
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                                $  8,662        $ 13,883
--------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current Liabilities:
   Accounts payable                                                                         $    575        $    491
   Billings in excess of costs and estimated earnings on uncompleted contracts                   386             161
   Accrued payroll and related taxes                                                             839             893
   Accrued litigation settlement                                                                --             1,680
   Related party liability                                                                       146             366
   Other current liabilities                                                                   2,624           1,773
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                      4,570           5,364
--------------------------------------------------------------------------------------------------------------------

Commitments and contingencies
Shareholders' equity:
   Common shares; no par value, 50,000,000 shares authorized; 18,027,548
     shares issued and outstanding (17,176,211 in 1996)                                       51,103          49,407
   Retained deficit                                                                          (46,659)        (40,721)
   Foreign currency translation adjustment                                                      (352)           (167)
--------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                     4,092           8,519
--------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                  $  8,662        $ 13,883
--------------------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS


THOUSANDS OF DOLLARS                                                                          1997           1996            1995
---------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,

Cash flows from operating activities:
   Net loss                                                                                $(5,938)       $(5,498)       $(13,869)
   Adjustments to reconcile net loss to net cash provided by (used for)
     operating activities:
       Depreciation and amortization                                                         1,107            601           1,061
       Gain on sale of subsidiaries and lottery service operations                             857         (1,315)           --
       Adjustment in value of stock issued as settlement of litigation                        --           (1,200)           --
       Write-offs and write-downs of lottery service agreements                               --            2,793           2,807
       Changes in operating assets and liabilities:
         Accounts receivable                                                                   (61)           609             810
         Costs and estimated earnings in excess of billings on uncompleted contracts           736          1,213            (283)
         Inventories                                                                           474          3,802           3,679
         Accounts payable                                                                       85            260            (678)
         Billings in excess of costs and estimated earnings on uncompleted contracts           225             46            (853)
         Accrued payroll and related taxes                                                     (54)           (56)            354
         Related party liability                                                              --              366            --
         Accrued litigation settlement                                                        --             (600)          4,200
         Other                                                                                (139)          (560)            572
---------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used for) operating activities                            (2,708)           461          (2,200)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Investment in lottery service agreements                                                   --              (34)         (4,044)
   Lottery service agreement sale proceeds and repayment of advances                          --              962             651
   Other non-current assets                                                                     11            (37)           --
   Additions to equipment                                                                     (150)          (283)           (250)
   Additions to computer software costs                                                       --             (211)            (67)
   Proceeds from sale of subsidiary                                                           --              740             525
---------------------------------------------------------------------------------------------------------------------------------
             Net cash provided by (used for) investing activities                              (139)         1,137          (3,185)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Payments on notes payable                                                                  --             --              (300)
   Proceeds from issuance of common shares and warrants                                         16           --                23
---------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by (used for) financing activities                                16           --              (277)
---------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                       (185)          (115)             99
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                            (3,016)         1,483          (5,563)
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                 5,387          3,904           9,467
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                     $ 2,371        $ 5,387        $  3,904
---------------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
   Cash paid during the year for interest                                                  $     9        $    20        $     46
---------------------------------------------------------------------------------------------------------------------------------

   Cash paid during the year for income taxes                                              $    98        $    46        $      7
---------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                           FOREIGN
                                                                      COMMON STOCK                         CURRENCY
                                                                  ----------------------      RETAINED     TRANSLATION
                                                                  SHARES          AMOUNT      DEFICIT      ADJUSTMENT       TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Thousands of shares/dollars
Balance at December 31, 1994                                       16,804       $48,650       $(21,354)       $(151)       $ 27,145
------------------------------------------------------------------------------------------------------------------------------------
   Proceeds from exercise of stock options                             12            23           --           --                23
   Accelerated vesting of stock options for
     terminated employees                                            --              14           --           --                14
   Foreign currency translation adjustment                           --            --             --             99              99
   Net loss - 1995                                                   --            --          (13,869)        --           (13,869)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                                       16,816        48,687        (35,223)         (52)         13,412
------------------------------------------------------------------------------------------------------------------------------------
   Issuance of shares in settlement of shareholders' lawsuit          360           720           --           --               720
   Foreign currency translation adjustment                           --            --             --           (115)           (115)
   Net loss - 1996                                                   --            --           (5,498)        --            (5,498)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                                       17,176        49,407        (40,721)        (167)          8,519
------------------------------------------------------------------------------------------------------------------------------------
   Proceeds from exercise of stock options                             12            16           --           --                16
   Issuance of shares in settlement of shareholders' lawsuit          840         1,680           --           --             1,680
   Foreign currency translation adjustment                           --            --             --           (185)           (185)
   Net loss - 1997                                                   --            --           (5,938)        --            (5,938)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                                       18,028       $51,103       ($46,659)       ($352)       $  4,092
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

International Lottery & Totalizator Systems, Inc. ("the Company") provides computerized, on-line wagering systems including system software, betting terminals, data communications, consulting, training, facilities management and maintenance support to the worldwide wagering market. The principle applications for the Company's products are in the automated pari-mutuel (horse racing) wagering and on-line government sponsored lotteries.

     The Company has developed several models of DATAMARK(R) terminals for specific wagering applications. All are microprocessor based and have a lightweight, compact design. The most recent models, the DATAMARK(R) Flipper and DATAMARK XClaim feature PC compatible architecture which provides greater flexibility for future enhancements such as smart card readers and POS displays. Many models offer industry unique features such as reading two-sided bet slips, printing on the back of a bet slip and batch feeding of up to 50 customer marked bet slips.

     ILTS is recognized as a world leader in providing computerized, on-line wagering systems to the racing industry. The Company's pari-mutual wagering system, ILTS InterTote, is designed to run on the Unix operating system, an open systems architecture which permits the use of virtually any Unix hardware platform. The system can be scaled to efficiently serve either small tracks with just a few betting stations, or large installations of more than a thousand terminals. This open approach provides a system that can be cost configured to meet specific current needs while providing a built-in expansion path to meet future requirements.

     The ILTS DataTrak on-line gaming system is the product of more than a decade of development and refinement of on-line lottery transaction processing experience. It was designed to support a large terminal base and to handle virtually any required transaction volume with ease. It retains all the speed, security and reliability of a proven transaction processing system and extensive game library, while offering the increased flexibility of interfacing with a variety of information management solutions and standard software development tools in one fully integrated system.

     The Company's consolidated financial statements for the year ended December 31, 1997 have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has incurred net losses of $13.9 million, $5.5 million and $5.9 million in 1995, 1996 and 1997, respectively, while revenues have decreased from $18.6 in 1995 to $10.8 million in 1997. The Company is largely dependent upon significant contracts for its revenue, which typically include a deposit upon contract signing and up to 3 months lead-time before delivery of hardware begins. As of December 31, 1997, the Company had a backlog (unaudited) of $5.0 million compared to backlogs (unaudited) of $1.7 million and $9.2 million in 1996 and 1995, respectively.

     At December 31, 1997, the Company had working capital of $3.2 million. Management recognizes that the Company must recover its investment in existing contracts (Note 3) and generate additional contract sales to maintain its current level of operations. Additionally, management is currently seeking additional sources of funding through debt or equity financing and consideration of other business transactions which would generate sufficient resources to assure continuation of the Company's operations.

     Management anticipates that it will be successful in recovering its investment in existing contracts (Note 3) and obtaining sufficient contracts to enable the Company to continue normal operations; however, no assurances can be given that the Company will be successful in realizing sufficient new contract revenues or obtaining additional financing. If the Company is unable to recover its investment in existing contracts, obtain sufficient new contract revenue or financing, management will be required to reduce the Company's operations. On February 27, 1998, the Company's largest shareholder, Berjaya Lottery Management (Berjaya), agreed to provide financial support, if and when necessary, to ensure the Company's operations continue for at least one year from December 31, 1997. The Company's ability to continue its ongoing operations on a long-term basis is dependent upon its ability to recover its investment in existing contracts, to obtain additional financing, secure additional new contracts and ultimately achieve a sustainable level of profit from operations.

     PRINCIPLES OF CONSOLIDATION - The accompanying consolidating financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions are eliminated in consolidation.

     REVENUE RECOGNITION - The Company recognizes long-term contract revenue on the percentage-of-completion method, based on contract costs incurred to date compared to total estimated contract costs. The effects of changes in contract cost estimates are recognized in the period they are determined. Estimated contract losses are fully charged to operations when identified. Revenues relating to the sale of certain assets, when the ultimate total collection is not reasonably assured, are being recorded under the cost recovery method. All other revenue is recorded on the basis of shipments of products or performance of services.

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

     COMPUTER SOFTWARE COSTS - The Company has capitalized the costs of computer software incurred in the development of specific products, after technological feasibility has been established. The capitalized software costs are amortized using the greater of the amount computed using the ratio of current product revenue to estimated total product revenue or the straight-line method over the remaining estimated economic lives of the products (3 years). Amortization expense totaled $688 thousand, $89 thousand and $510 thousand for the years ended December 31, 1997, 1996 and 1995, respectively. In 1997, the Company determined that software which had been capitalized in prior years had become impaired, and accordingly, took a charge for the remaining asset value of $457 thousand.

     RECENT ACCOUNTING PRONOUNCEMENTS - In June 1997, the Financial
Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 requires reporting certain information about operating segments in annual and interim period financial statements. Both standards were required to be adopted beginning January 1, 1998. The adoption of these standards is not expected to have a material effect on the Company's financial position or results of operations.

     WARRANTY RESERVES - Estimated expenses for warranty obligations are accrued as income is recognized on related contracts. The reserves are adjusted periodically to reflect actual experience.

     FOREIGN CURRENCY - The Company has contracts with certain customers that are denominated in foreign currencies, and related transaction gains and losses are recognized as a component of current operations. The consolidated accounts of the Company's Australian subsidiary have been translated from its functional currency, the Australian dollar. The effect of the exchange rate fluctuations between the U.S. dollar and the Australian dollar is recorded as a separate component of shareholders' equity. The Company's other foreign subsidiary uses the U.S. dollar as its functional currency and, accordingly, related translation gains and losses are recognized in current operations.

     PER SHARE INFORMATION - Net loss per share is based on the weighted average number of shares outstanding during the year. The 1996 computation includes 840 thousand shares of common stock which were issued in 1997, pursuant to a class action lawsuit settlement rendered by the court on June 17, 1996. In 1997, the Company adopted SFAS No. 128 "Earnings Per Share," which requires companies to present basic and diluted earnings per share. There was no impact to earnings per share from the adoption of SFAS No.128 due to the Company's net loss position.

     RESEARCH AND DEVELOPMENT - Engineering, research and development costs are expensed as incurred. Substantially all engineering, research and development expenses are related to new product development and designing significant improvements.

     CONCENTRATION OF CREDIT RISK - Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts are primarily related to contracts with a few major customers. These amounts are payable in accordance with the terms of individual contracts and generally collateral is not required. Estimated credit losses are provided for in the financial statements. The Company conducts business in the Asia/Pacific region. Certain Asian countries are currently experiencing severe economic turmoil represented by depressed business conditions and volatility in local currencies. Any significant further decline in these economies and in the value of their currencies could have a material adverse effect on the Company.

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents at December 31, 1997 and 1996 are investments in commercial paper totaling $1.0 and $2.3 million, respectively, which mature in January 1998 and January 1997, respectively. The estimated fair value of these investments approximate the amortized cost; therefore, there are no unrealized gains or losses as of December 31, 1997 or 1996.

     STOCK OPTIONS - As permitted, the Company has elected the disclosure only provisions of SFAS No. 123. Accordingly, the Company continues to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     MAJOR CUSTOMERS - During 1997 approximately $7.4 million or 69% of the Company's revenues were derived from five customers. In 1996 and 1995 the amounts were $11.7 million or 70% from 5 customers and $13.1 million or 70% from 6 customers, respectively.

     RECLASSIFICATIONS - Certain prior year balances have been reclassified to conform with the 1997 presentation.

2.  RELATED PARTY TRANSACTIONS
The Company has entered into sales agreements to supply terminals, spares and services to entities in which the Company's largest shareholder, Berjaya Lottery Management (Berjaya), has a significant equity interest. Revenues related to these agreements totaled $0.8 million, $2.0 million and $3.5 million in 1997, 1996 and 1995, respectively. Included in accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts were $0.2 million and $0.5 million at December 31, 1997 and 1996 respectively, relating to these customers.

     During 1996 the Company entered into an agreement with Berjaya to purchase specific inventory on behalf of Berjaya to enable the Company to satisfy certain future potential orders in a timely manner. Title to the inventory purchased resides with Berjaya; therefore, no amounts are reflected in the consolidated balance sheet for inventory purchased on their behalf. Advances received in excess of inventory purchased aggregated approximately $146 thousand and $366 thousand and have been reflected as a related party liability in the accompanying consolidated balance sheet as of December 31, 1997 and 1996, respectively.

3. CONTRACTS IN PROCESS
The amounts by which total costs and estimated earnings exceeded or were less than billings on uncompleted contracts are as follows (in thousands):

YEARS ENDED DECEMBER 31,                                                          1997                       1996
-----------------------------------------------------------------------------------------------------------------
Costs incurred                                                                  $9,696                    $13,449
Estimated earnings                                                               1,666                      1,745
                                                                                 -----                      -----
                                                                                11,362                     15,194
Less: billings                                                                 (10,032)                   (12,903)
                                                                               -------                    -------
                                                                                $1,330                     $2,291
                                                                                ======                     ======

Included in the accompanying consolidated balance sheets as follows:
Costs and estimated earnings in excess of billings on uncompleted contracts     $1,716                     $2,452
Billings in excess of costs and estimated earnings on uncompleted contracts       (386)                      (161)
                                                                                  ----                       ----
                                                                                $1,330                     $2,291
                                                                                ======                     ======

4. LOTTERY SERVICE AGREEMENTS
The Company entered into contracts to provide lottery equipment and management of on-line lottery systems on a long-term basis in Papua New Guinea in 1992, the Russian Federation in 1993 and entered into a contract to provide lottery equipment in the United Kingdom in 1995.

     The Company committed lottery equipment costing approximately $2.8 million to its United Kingdom lottery service agreement in 1995. The Company agreed to provide a complete lottery system for a percentage of lottery revenues. In September 1996, it became apparent that an affiliate of the customer was unable to obtain the additional funding necessary for the project start-up and ongoing operations, and the Company recorded a $2.8 million charge to reflect a reserve for the project. The amount of the charge approximates the Company's tangible investment, previously carried on the balance sheet as "Investment in Lottery Service Contracts." The Company recovered part of its U.K. investment in 1997 through a sale of a system and terminals to Olympic Gold for $2.6 million.

     The Papua New Guinea lottery commenced operation in March 1993. In July 1995, the Company sold all interests in the Papua New Guinea lottery operation to the principal shareholders of the lottery licensee, for $175 thousand in cash and a note of $1.3 million to be paid in monthly installments of approximately $79 thousand per month for a period of 17 months commencing in September 1995. Additionally, the Company will receive a percentage of the annual gross lottery sales or an annual sum of $260 thousand, whichever is greater, for a period of five years, provided that the additional sums shall not exceed $3.0 million. The Company is accounting for the sale under the cost recovery method. The installment payments and the minimum percentage payments are secured by all lottery assets and certain personal guarantees. During 1997, the Company recognized approximately $419 thousand as a gain on the sale of the lottery service agreement. The amount reflects the aggregate amount of payments received under the sale agreement in excess of the Company's carrying amount of its investment in the lottery service agreement on the date of the sale. Under the cost recovery method, no amount of gain on the sale was recognized until the net investment in the lottery service agreement on the date of sale was recovered in 1996. At December 31, 1997, the Company has no investment remaining on its balance sheet as the proceeds from the sale have exceeded the net book value.

     Due to uncertainties which arose in November 1994 regarding the Russian lottery license process and the continued economic, political and legal instability in Russia, the Company recorded a provision of $7.6 million to write down the assets to estimated net realizable value with respect to the Russian lottery investment. Subsequently, the Company terminated its Russian lottery project in November 1995. In 1995, the Company incurred $2.8 million in costs toward its Russian lottery project, including the write-off of costs related to a reduction in its Russian work force and future costs to liquidate the operation.

5. INDUSTRY SEGMENT AND GEOGRAPHICAL DATA
The Company operates in one industry segment which includes totalizator and lottery systems. The Company has an Australian subsidiary, International Lottery & Totalizator Systems Australia Pty., Ltd., and a United Kingdom subsidiary, International Lottery & Totalizator Systems (U.K.) Ltd.

     Sales between geographic areas are generally priced to recover material costs plus an appropriate markup. Revenue by major customers is as follows (in thousands):

CUSTOMER LOCATION          1997          1996          1995
-----------------------------------------------------------
Ukraine                 $ 2,600       $  --         $  --
Malaysia                  2,000          --           2,300
Australia*                1,700         2,000         4,400
Sweden                    1,400         4,300         2,700
Hong Kong                   400         2,400           600
Philippines                 400           900         2,900
All other                 2,300         7,000         5,700
                        -------       -------       -------
Total                   $10,800       $16,600       $18,600
                        =======       =======       =======

* Different customer in 1995 as compared to 1997 and 1996.

   The following table summarizes information about the Company's operations in different geographic areas for the years ended December 31, 1997, 1996 and 1995 (in thousands).

YEARS ENDED DECEMBER 31,                         1997                                                1996
                            --------------------------------------------------------------------------------------------------------
                                                        EASTERN                                              EASTERN
                                                        EUROPE/    CONSOLI-                                  EUROPE/    CONSOLI-
                             USA       PACIFIC          EUROPE     DATED          USA          PACIFIC       EUROPE     DATED
------------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated
 customers:
   Export                   $ 7,750         --            --        $  7,750      $ 11,313        --           --        $ 11,313
   Domestic                     643        2,123           310         3,076           293       4,482          506         5,281
------------------------------------------------------------------------------------------------------------------------------------
Sales to:
   Australia subsidiary         557         --            --             557         1,738        --           --           1,738
------------------------------------------------------------------------------------------------------------------------------------
                              8,950        2,123           310        11,383        13,344       4,482          506        18,332
------------------------------------------------------------------------------------------------------------------------------------
Elimination of inter-
   company sales               (557)        --            --            (557)       (1,738)       --           --          (1,738)
------------------------------------------------------------------------------------------------------------------------------------
Total revenue                 8,393        2,123           310        10,826        11,606       4,482          506        16,594
------------------------------------------------------------------------------------------------------------------------------------
Write-offs and write-
   downs of lottery
   service agreements          --           --            --            --          (2,793)       --           --          (2,793)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)           $(5,709)     $  (206)     $    (22)     $ (5,938)     $ (5,865)     $  476     $   (109)     $ (5,498)
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets         $ 7,272      $ 1,356      $     34      $  8,662      $ 11,638      $2,096     $    149      $ 13,883
------------------------------------------------------------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31,                              1995
                            -----------------------------------------------------
                                                            EASTERN
                                                            EUROPE/    CONSOLI-
                                USA             PACIFIC     EUROPE     DATED
---------------------------------------------------------------------------------
Sales to unaffiliated
 customers:
   Export                      $ 15,006         --            --        $ 15,006
   Domestic                         513        2,614           508         3,635
---------------------------------------------------------------------------------
Sales to:
   Australia subsidiary             508         --            --             508
---------------------------------------------------------------------------------
                                 16,027        2,614           508        19,149
---------------------------------------------------------------------------------
Elimination of inter-
   company sales                   (508)        --            --            (508)
---------------------------------------------------------------------------------
Total revenue                    15,519        2,614           508        18,641
---------------------------------------------------------------------------------
Write-offs and write-
   downs of lottery
   service agreements              --           --          (2,807)       (2,807)
---------------------------------------------------------------------------------
Net income (loss)              $(13,561)     $   (76)     $   (232)     $(13,869)
---------------------------------------------------------------------------------
Identifiable assets            $ 19,572      $ 1,478      $    302      $ 21,352
---------------------------------------------------------------------------------


6. LEASES
The Company leases its facilities under operating lease agreements which expire at various dates through October 2001. Certain lease agreements provide for increases in minimum annual rent based on increases in various market indices. Also, the Company has the option to renew the lease on its U.S. facility for one additional ten-year term. Rent expense for the years ended December 31, 1997, 1996, and 1995 was $595 thousand, $605 thousand and $674 thousand, respectively.

     Minimum future obligations for these leases are as follows (in thousands):
1998 - $634; 1999 - $606; 2000 - $365; 2001 - $79.

7. INCOME TAXES
The provision for income taxes of $80 thousand in 1997 and $92 thousand in 1996 primarily relates to income earned by the Company's Australian subsidiary.

     The following is a reconciliation of the actual tax provision to the expected tax benefit computed by applying the statutory federal income tax rate to the loss before provision for income taxes (in thousands):

YEARS ENDED DECEMBER 31,                                     1997           1996           1995
-------------------------------------------------------------------------------------------------
Expected federal income tax benefit at statutory rate       $(1,932)       $(1,892)       $(4,715)
U.S. and foreign net operating losses - no benefit            1,932          1,892          4,715
Other, net                                                       79             92           --
Provision for income taxes                                  $    79        $    92           --
-------------------------------------------------------------------------------------------------

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the Company's deferred tax liabilities and assets are as follows (in thousands):

DECEMBER 31,                                                        1997            1996
----------------------------------------------------------------------------------------
Deferred tax liabilities:
  Computer software costs                                       $    310        $    310
----------------------------------------------------------------------------------------
    Total deferred tax liabilities                                   310             310
----------------------------------------------------------------------------------------
Deferred tax assets:
Installment sale PNG                                               1,152           1,209
Reserves against investment in lottery service agreements          1,203           1,401
Reserves and accruals                                              2,151           1,514
Rent expense                                                         115             177
Employee benefits                                                     69              88
Patent expense                                                        28              31
Net operating loss and credit carryforwards                       19,120          17,589
Other                                                                131              29
----------------------------------------------------------------------------------------
    Total deferred tax assets                                     23,969          22,038
----------------------------------------------------------------------------------------
Net deferred tax assets                                           23,660          21,728
Valuation allowance                                              (23,660)        (21,728)
----------------------------------------------------------------------------------------
   Net deferred taxes                                           $      0        $      0
----------------------------------------------------------------------------------------

     The Company has Federal and California net operating losses of approximately $51 million and $22 million, respectively, which will begin to expire in 2008 and 1998, respectively, unless previously utilized. The difference between the Federal and California net operating loss carryforwards relates primarily to California's statutory 50% annual reduction rule.

     The Company also has Federal general business credit carryforwards of approximately of $588 thousand, which begin to expire in 2002. Pursuant to the Tax Reform Act of 1986, use of the Company's business credit and net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

8. EMPLOYEE  STOCK  BONUS  PLAN

The Company has an employee stock bonus plan, commonly referred to as a 401(k) plan, qualified under the Internal Revenue Code, in which all eligible employees, as defined in the Internal Revenue Code, may elect to participate. Under the Plan, employees may voluntarily make tax-deferred contributions of up to 15% of their compensation to a trust which provides the participant with various investment alternatives. In addition, the Company, at the discretion of the Board of Directors, may contribute an amount of Company stock for each fiscal year which does not exceed 5% of the annual compensation of all participants in the Plan. Company contributions charged to operations were $82 thousand, $82 thousand and $198 thousand in 1997, 1996 and 1995, respectively.

9. STOCK  OPTION  PLANS

The Company has three current employee stock option plans and a directors option plan whereby options to purchase 2.7 million and 400 thousand shares, respectively, of the Company's common stock may be granted. Options granted have 5-to-10 year terms that vest and become fully exercisable 4 to 5 years from the date of grant.

     Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996, respectively: risk-free interest rates of 5.3% - 5.9% and 5.4% - 6.0%, respectively; dividend yields of 0% in both 1997 and 1996; volatility factors of the expected market price of the Company's common stock of
1.2 for both 1997 and 1996; and a weighted-average life of the option of 7.21 years for both 1997 and 1996.

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying SFAS No. 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net loss in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows (in thousands, except per share amounts):



                                    1997           1996

Pro forma net loss             $  (6,204)     $  (5,645)
--------------------------------------------------------
Pro forma loss per share       $   (0.34)     $   (0.32)

         A summary of the Company's stock option activity, and related information for the years ended December 31 follows (options in thousands):

-----------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                      1997                      1996                      1995
                                                           Weighted-                Weighted-                 Weighted-
                                                            Average                  Average                   Average
                                                           Exercise                 Exercise                  Exercise
                                             Options         Price     Options        Price      Options        Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year               1,501        $   5.74     1,325        $   7.28     1,351        $   7.50
   Granted                                      480        $   1.33       320        $   1.22        75        $   2.28
   Exercised                                    (11)       $   1.38      --           --            (12)       $   1.87
   Cancelled                                   (491)       $   6.09      (144)       $   9.86       (89)       $   7.16
-----------------------------------------------------------------------------------------------------------------------
Outstanding - end of year                     1,479        $   4.13     1,501        $   5.74     1,325        $   7.28
-----------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                      857        $   6.22     1,007        $   6.95       931        $   7.35
-----------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of options
   granted during the year                                 $   1.33                  $   1.22                  $   2.28
-----------------------------------------------------------------------------------------------------------------------

   Exercise prices for options outstanding as of December 31, 1997 ranged from $1.03 to $15.75. The weighted-average remaining contractual life of those options is approximately 6 years.

   At December 31, 1997, options for 1,225,332 shares were available for future grant. The following table summarizes information about stock options at December 31, 1997 (shares in thousands):

                                                   OUTSTANDING STOCK OPTIONS   EXERCISABLE STOCK OPTIONS
-----------------------------------------------------------------------------------------------------------------
                                                             WEIGHTED-         WEIGHTED-                 WEIGHTED-
                                                              AVERAGE          AVERAGE                   AVERAGE
                                                              REMAINING        EXERCISE                  EXERCISE
                                                   SHARES  CONTRACTUAL LIFE     PRICE        SHARES       PRICE
RANGE OF EXERCISE PRICES
$1.0310 to $1.2813                                   398      8.50 years       $1.1857          58        $1.0311
$1.2815 to $1.5620                                   320      6.79 years       $1.4218          69        $1.4141
$2.2188 to $3.0000                                   357      3.07 years       $2.6591         336        $2.6383
$3.6250 to $11.500                                   249      3.55 years       $7.7494         239        $7.7076
$15.7500 to $15.7500                                 155      3.12 years      $15.7500         155       $15.7500
-----------------------------------------------------------------------------------------------------------------


10. SALE OF SUBSIDIARY

On March 31, 1993, the Company sold its subsidiary, McKinnie & Associates, Inc. to Shreveport Acquisition for cash and a note. During 1997, the Company negotiated and received a final settlement of the remaining balance due on the note and recorded a gain of $438 thousand from receipts during the year.

11. LITIGATION

In 1994, shareholders of the Company filed class action lawsuits against the Company and several of its officers and directors. Those actions were consolidated in the United States District Court for the Southern District of California. Plaintiffs contended that during the class period (June 22, 1993 through June 21, 1994) the Company and the individual defendants made a series of public statements that failed to disclose adverse information about the Company's lottery service contracts, that these purported nondisclosures artificially inflated the price of the Company's stock, and that those purchasers who acquired their shares in reliance on the integrity of the market suffered damages as a result. On June 17, 1996, the court entered a judgment of a cash payment to the class shareholders and 1.2 million shares of authorized but unissued common stock of the Company, of which, 360 thousand shares were issued in September 1996 and 840 thousand shares were issued in 1997. Such shares were included in the calculation of earnings per share for the year ended December 31, 1996. The estimated settlement was accrued as of September 30, 1995 and an adjustment of approximately $1.2 million was recorded during the three months ended June 30, 1996 to reduce the accrual to the actual settlement amount, valued as of the judgment date.

     In November, 1995, Mr. James Walters, the former chairman and president of the Company, filed an action in the San Diego County Superior Court against the Company, its then current president, Frederick A. Brunn, a publishing company and an author alleging that certain statements in a magazine article were slander per se by ILTS and Brunn and libel by the publishing company and the author, and that Mr. Walters suffered an invasion of privacy by all defendants. In addition, Walters alleged that erroneous information in the Company's 1995 Proxy Statement resulted in two other magazine articles publishing allegedly incorrect information. Mr. Walters seeks general and special damages of $9 million and punitive damages. On November 1, 1996, the San Diego County Superior Court entered a summary judgment in favor of the Company. Mr. Walters has filed an appeal with the California appellate court. Management, based on the advice of counsel, believes that the outcome of this case will not result in any liability to the Company. Accordingly, no provision for any liability that may result has been included in the consolidated financial statements. The Company is also subject to other legal proceedings and claims that arise in the normal course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

We have audited the accompanying consolidated balance sheet of International Lottery & Totalizator Systems, Inc. (a California corporation) and subsidiaries as of December 31, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996, were audited by other accountants whose report, dated February 21, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Lottery & Totalizator Systems, Inc. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

San Diego, California
February 18, 1998

CORPORATE AND COMMON SHARE INFORMATION



DIRECTORS

Theodore A. Johnson
Chairman of the Board

Frederick A. Brunn

Chan Kien Sing
Group Executive Director
Berjaya Group Berhad

M. Mark Michalko
President

Ng Aik Chin
Executive Assistant to the President

Ng Foo Leong
Executive Director,
Sports Toto Malaysia

Martin J. O'Meara Jr.
President,
The Budget Plan, Inc.

Lord Michael G.R. Sandberg
Private Investor

OFFICERS

[PHOTO]
M. Mark Michalko
President

[PHOTO]
Timothy R. Groth
Vice President
Technical Operations

[PHOTO]
Dennis D. Klahn
Chief Financial Officer

[PHOTO]
Ng Aik Chin
Executive Assistant to the President

[PHOTO]
Robert F. McPhail
Vice President
International Marketing

MARKET FOR COMMON STOCK

The Company's Common Stock is traded under the symbol ITSI on the NASDAQ National Market system. As of December 31, 1997, there were 18,027,548 common shares outstanding and 2,385 shareholders of record. Berjaya Lottery Management owned 36.6% of the total outstanding shares and the Company's management owned 1%.


1997                                 HIGH            LOW

First Quarter                     1 38/64             5/8
Second Quarter                     2 5/16           25/32
Third Quarter                       2 1/4          1 3/16
Fourth Quarter                    1 15/16           13/16
Average Daily Volume                               60,836
Total Annual Trading Volume                    16,060,597


1996                                 HIGH             LOW

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

ANNUAL MEETING OF SHAREHOLDERS

The 1998 Annual Meeting will be held at 3:00 p.m. PDT on Monday, May 18, 1998, at La Costa Resort and Spa, Costa Del Mar Road, Carlsbad, California, (760) 438-9111. Shareholders and interested parties are invited to attend.


TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services
85 Challenger Road
Ridgefield Park, New Jersey USA
1-800-522-6645
(231) 553-9719
(213) 553-9735 Fax

LEGAL COUNSEL

Lawrence E. Logue
General Counsel
ILTS
2131 Faraday Avenue
Carlsbad, CA 92008-7297 USA
(760) 931-4000


INDEPENDENT AUDITORS

Arthur Andersen LLP
701 West Broadway, Suite 1600
San Diego, CA 92101-8195 USA
(619) 699-6600


INVESTOR RELATIONS

ILTS
2131 Faraday Avenue
Carlsbad, CA 92008-7297 USA
(760) 931-4000

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


[GRAPHIC]


SALES OFFICES

Asia/Pacific
Sales Office
Christina Bldg. Unit 304
Herrera Corner Legaspi Sts.
Legaspi Village, Makati, Philippines
(63) (2) 816-6989
(63) (2) 815-3270

Europe
ILTS Europe
Vollsveien 168
N-1343 Eiksmarka
Norway
(47) (67) 14 73 76
(47) (67) 14 80 68

South Africa
ILTS South Africa
c/o First Floor, Export House
Corner West & Maude Streets
Sandown
P.O. Box 651525
Benmore 2010
Johannesburg
Republic of South Africa
(27) (11) 320-6971
(27) (11) 320-6873 Fax


[ILTS(R) LOGO]
INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.


Visit the ILTS Home Page: http://www.ilts.com
Registered to ISO 9001 Certificate No. A3960

International Lottery & Totalizator Systems, Inc.(R), ILTS(R), DataTrak(R) and DATAMARK XClaim(TM) are registered trademarks of International Lottery & Totalizator Systems, Inc.