Form 10-K, Exhibit 13
period 1998-12-31
INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS INC
filed 1999-03-31
CIK 354813

                                                                      EXHIBIT 13



SELECTED FINANCIAL DATA


Years Ended December 31,                            1998            1997              1996            1995            1994
----------------------------------------------------------------------------------------------------------------------------
Thousand of dollars except per share amounts
  and non-monetary items


Statement of operations data
     Revenue                                       $13,172         $10,826          $ 16,594        $ 18,641        $ 24,089
     Gross profit                                    4,599           1,179               648          (1,622)        (12,917)
     Operating loss                                 (2,094)         (6,700)           (6,894)        (14,221)        (22,943)
     Net loss                                       (1,892)         (5,938)           (5,498)        (13,869)        (22,620)
     Loss per share - basic and diluted(1)         $ (0.31)        $ (0.99)         $  (0.92)       $  (2.47)       $  (4.04)

Balance sheet data
     Total assets                                    5,078           8,662            13,883          21,352          31,888
     Shareholders' equity                            2,472           4,092             8,519          13,412          27,145

Key ratios and statistics
     Gross profit                                    34.91%          10.89%             3.90%          (8.70)%        (53.62)%
     Working capital                               $ 2,007         $ 3,290          $  6,614        $  8,679        $ 22,236
     Book value per share                             0.41            0.68              1.41(2)         2.40            4.86
     Current ratio                                    1.77            1.70              2.23            2.12            5.69
     Backlog                                       $ 3,402         $ 4,988          $  1,709        $  9,214        $ 11,168
     Employees                                          72             116               144             176             277
     Shares outstanding(1)                           6,009           6,009             6,005(2)        5,605           5,601

----------------------------------------------------------------------------------------------------------------------------

(1) Adjusted to reflect a three-for-one reverse stock split on June 12, 1998.

(2) Includes 280 thousand shares (reflects the June 12, 1998 three-for-one reverse stock split) issued in 1997 to the shareholder class in settlement of a class action lawsuit. See note 13 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FORWARD LOOKING STATEMENTS

The statements in this filing which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by forward-looking statements. These risks and uncertainties include the absence of significant contract backlog, the dependence on business from foreign customers sometimes in politically unstable regions, political and governmental decisions as to the establishment of lotteries and other wagering industries in which the Company's products are marketed, fluctuations in quarter-by-quarter operating results, and other factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

OVERVIEW

The Company has derived substantially all of its product sale revenues from the sale of betting terminals to racing organizations and lotteries worldwide. The size and timing of these transactions result in variability in product sales revenues from period to period.

        Service revenues have been derived primarily from providing betting terminal maintenance services to New South Wales Lotteries (NSWL). NSWL is in the process of changing its lottery system to a competitor's system. As a result, substantially all of the Company's present service revenue will contractually terminate in January 2000, although NSWL has the option to extend the agreement for an additional six months.

RESULTS OF OPERATIONS

1998 Versus 1997

Revenues: Total revenues in fiscal 1998 increased 22%, or $2.3 million, versus fiscal 1997. Product sales increased 32% in 1998 to $11.1 million from $8.4 million in 1997. This is primarily the result of a 61% increase in terminal shipments in 1998 compared to 1997 shipments, which also included one central system sale. Service revenues decreased 15% or $0.4 million from 1997. This decrease is the result of fewer customer support projects and the impact of lower Australian exchange rates in 1998.

        Gross Profit: The gross profit on product sales was 37% in 1998 compared to 7% in 1997. The increased gross profit percentage was due to the manufacturing efficiencies achieved with the increased level of production, lower production related expenses and sales of earlier model terminals which previously had been fully reserved. Fiscal 1997 included a provision for the closing of the Company's U.K. subsidiary and a $1.3 million charge related to impairment of software capitalized in prior years. The gross profit percentage on service revenues was approximately the same both years.

        Engineering, Research & Development: Engineering, research and development expenses decreased 13% to $1.5 million in 1998 compared to $1.7 million in 1997. Projects in 1998 included development of additional features for the DataTrak lottery system and integration of an impact printer into the Company's terminals. The 1997 expenditures were primarily directed towards Data Trak lottery software and related features.

        Selling, General and Administrative: Selling, general and administrative expenses decreased 16% or $1.0 million in 1998 compared to 1997. This was primarily the result of a lower level of staffing in 1998, partially offset by expenses incurred for the proposed Prime Gaming acquisition described in Note 1.

        Gain on Sales of Subsidiary and Lottery Service Agreement: In 1998 the Company recognized a gain on the sale of its former Papua New Guinea lottery service agreement of $105 thousand compared to a gain of $419 thousand in 1997. Installment payments from the sale of the Papua New Guinea lottery were suspended in late 1998 due to poor economic conditions in Papua New Guinea. In addition, in 1997 the Company received final payment and recognized a gain of $438 thousand from the 1993 sale of its McKinnie & Associates subsidiary.

        Provision for Income Taxes: The provision for income taxes in 1998 and 1997 relates to income earned in the Company's Australian subsidiary.

1997 Versus 1996

Revenues: Revenue from the sale of products decreased by 40% to $8.4 million in 1997 from $14.0 million in 1996. The decrease was primarily the result of the low backlog of contracts at the end of 1996 and the level of new contracts that were delivered in 1997. Service related revenues, which include terminal maintenance and software service agreements, decreased 8% to $2.4 million in 1997 from $2.6 million in 1996. This decrease was due to a lower level of customer support contract requirements.

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

        Engineering, Research & Development: Engineering, research and development expenses of $1.7 million in 1997 were equal to those of 1996. Of the $1.7 million expended in 1997, $1.3 million was for additional development of DataTrak lottery software and the related instant ticket validation and player registration modules. Additional funds were expended to reduce the manufactured cost of the Company's terminals. The 1996 expenditures related primarily to development of the DataTrak software.

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


LIQUIDITY AND CAPITAL RESOURCES

During 1998, working capital decreased by $1.2 million. This was primarily due to the completion of contracts that were started in 1997 and a reduction in inventories, partially offset by a reduction in loss reserves against these same contracts.

        Although the Company's net loss from operations was $1.9 million, cash on hand decreased only $0.1 million. The net loss was offset by the reduction in working capital described above, of $1.2 million, depreciation of $0.3 million and an exchange rate gain recognized upon the dissolution of the U.K. subsidiary.

        On November 20, 1998, the Company announced its plan to outsource the manufacturing of its terminals. It has also taken steps to further reduce its fixed costs by subleasing a portion of its facility and is actively looking for a smaller facility.

        The Company intends to strategically pursue long-term service contracts as a source of revenue. Service contracts pose new capital investment risks for the Company that do not exist in its product sale business. Service contracts require an up-front investment of capital which is repaid only after a system becomes operational, based upon a percentage of the customer's gross receipts from the system. The Company therefore bears the risk that scheduling delays may occur and that a system may not become operational or that the customer's gross receipts from the system may be less than expected. The Company would have to seek the funds necessary to implement such contracts from Berjaya or other sources.

     The Company's consolidated financial statements have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management recognizes that the Company must generate additional contract sales to maintain its current level of operations. Additionally, management is currently seeking additional sources of funding through debt or equity financing and consideration of other business transactions that would generate sufficient resources to assure continuation of the Company's operations.

     As of December 31, 1998 there were no material commitments for capital expenditures.

     Management anticipates that it will be successful in obtaining sufficient contracts to enable the Company to continue normal operations; however, no assurances can be given that the Company will be successful in realizing sufficient contract revenue or obtaining additional funding. If the Company is unable to obtain sufficient contract revenue or funding, management will be required to sharply curtail the Company's operations. Subsequent to December 31, 1998, the Company's largest shareholder, Berjaya Lottery Management (Berjaya), agreed to provide a line of credit of up to $4.0 million to meet the Company's cash needs through at least June 30, 2000. The Company has agreed with Berjaya to pledge as security its current and future inventory and accounts receivable, intellectual property, trademarks, contracts and all other tangible and intangible assets upon the utilization of the credit facility.


FOREIGN EXCHANGE FLUCTUATION

The Company's reporting currency is the U.S. dollar. Historically, a majority of the Company's sales have been denominated in U.S. dollars, with the balance denominated in foreign currencies. These foreign currency sales have been effected principally by the Company's international subsidiaries. Changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will in the future continue to have, an impact on revenue and expense reported by the Company, and such effect may be material in any individual reporting period. As the contracts are predominantly denominated in the functional currency of the subsidiary performing under the contract, the Company has historically incurred immaterial amounts of transaction gains or losses.

     The balance sheets of the Company's international subsidiaries are translated into U.S. dollars and consolidated with the balance sheets of the Company's domestic subsidiary in accordance with U.S. accounting requirements. Changes in the U.S. dollar value of the foreign currency denominated assets are accounted for as an adjustment to stockholders' equity. Therefore, changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will continue to have, an impact on the foreign currency translation component of stockholders' equity reported by the Company, and such effect may be material in any individual reporting period. The Company recognized a foreign exchange gain of $65 thousand in 1998 primarily as a result of liquidating its United Kingdom subsidiary.


ASIA

Significant portions of the Company's revenues are derived from customers located in Asia. In the last 24 months the currencies of the Asian countries in which the Company's customer are located have declined significantly against the U.S. dollar. Although the Company generally has been paid in U.S. dollars, this decline has effectively increased the cost of the Company's products to its customers. The Company does not believe that its on-going business has been negatively impacted by the Asian currency exchange situation, however, one current customer has asked and the Company has agreed, to delay to a later undefined date the scheduled delivery of terminals which will result in the delay of Company revenues and cash receipts of approximately $1.0 million.

YEAR 2000

During fiscal 1998, the Company developed a plan to address anticipated Year 2000 issues in connection with its data processing and other activities, including non-information technology based systems. It is currently estimated that the net cost to become Year 2000 compliant, including upgrades of its personal computer hardware and software and its network, will total approximately $30 thousand of which $5 thousand has been incurred to date. The Company has completed its remediation portion of the Year 2000 project and will be entering its testing phase during the first three-quarters of 1999. Compliance status from key suppliers will be evaluated to determine whether the Company will need to switch sources to ensure ongoing product/service availability. This evaluation/conversion is expected to be completed by September 1999. A contingency plan has not been developed, as the risk on remaining items is considered low. Should any issues arise which cannot be adequately addressed and remedied, management will develop a contingency plan at that point. Although, based on a review of its data processing, operating, and other computer based systems, the Company does not currently believe that it will experience any significant adverse effect or material unbudgeted costs resulting therefrom, there can be no assurance in that regard. In addition, the Company has reviewed the software systems and hardware it has previously sold and determined they are Year 2000 compliant.

     The failure to correct a material Year 2000 problem could result in an interruption in or a failure of certain normal activities or operations. Such interruptions or failures could materially and adversely affect the Company's results of operations, liquidity and financial conditions. Because there is general uncertainty about the Year 2000 problem, including uncertainty about the Year 2000 readiness of suppliers and customers, it is not possible to predict whether Year 2000 problems will occur or what consequences such problems will have on results of operation's, liquidity or financial condition. However, the Company's plan to address Year 2000 issues is intended to minimize, to the extent feasible, the possibility of interruptions of normal operations. There can, however, be no assurance that the Company will be successful in doing so.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years Ended December 31,                                             1998            1997            1996
-----------------------------------------------------------------------------------------------------------
$ in thousands, except per share amounts

Revenues:
    Sales of products                                               $11,102         $ 8,392         $13,954
    Services                                                          2,070           2,434           2,640
-----------------------------------------------------------------------------------------------------------
                                                                     13,172          10,826          16,594
-----------------------------------------------------------------------------------------------------------
Cost of revenues:
    Cost of sales of products                                         7,040           7,804          11,342
    Cost of services                                                  1,533           1,843           1,811
    Write-down of lottery service agreement                              --              --           2,793
-----------------------------------------------------------------------------------------------------------
                                                                      8,573           9,647          15,946
-----------------------------------------------------------------------------------------------------------
Gross profit                                                          4,599           1,179             648
    Engineering, research and development                             1,464           1,684           1,662
    Selling, general and administrative                               5,229           6,195           5,880
-----------------------------------------------------------------------------------------------------------
Loss from operations                                                 (2,094)         (6,700)         (6,894)

Other income:
    Interest income, net                                                 60             135             173
    Exchange rate gain/(loss)                                            65            (150)             --
    Gain on sale of subsidiary and lottery service agreement            105             857           1,315
-----------------------------------------------------------------------------------------------------------
Loss before provision for income taxes                               (1,864)         (5,858)         (5,406)
Provision for income taxes                                               28              80              92
-----------------------------------------------------------------------------------------------------------
Net loss                                                            ($1,892)        ($5,938)        ($5,498)
-----------------------------------------------------------------------------------------------------------
Other comprehensive income (loss):
    Foreign currency translation adjustments                            272            (185)           (115)
-----------------------------------------------------------------------------------------------------------
Comprehensive loss                                                  ($1,620)        ($6,123)        ($5,613)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Net loss per share - Basic and diluted                              ($ 0.31)        ($ 0.99)        ($ 0.94)
-----------------------------------------------------------------------------------------------------------
Shares used in determination of net loss per share -
    Basic and diluted (1)                                             6,009           6,007           5,822
-----------------------------------------------------------------------------------------------------------


See accompanying notes.

(1) Adjusted to reflect a three-for-one reverse stock split on June 12, 1998.

CONSOLIDATED BALANCE SHEETS


AS OF DECEMBER 31,                                                                              1998            1997
----------------------------------------------------------------------------------------------------------------------
$ in thousands, except share amounts

Assets
Current assets:
     Cash and cash equivalents                                                                $  2,270        $  2,371
     Accounts receivable, net of allowance for doubtful accounts of $93 ($173 in 1997)           1,338           1,040
     Costs and estimated earnings in excess of billings on uncompleted contracts                    45           1,716
     Inventories, net                                                                              798           2,544
     Other current assets                                                                          162             189
----------------------------------------------------------------------------------------------------------------------
             Total current assets                                                                4,613           7,860
----------------------------------------------------------------------------------------------------------------------


Equipment, furniture and fixtures at cost, less accumulated depreciation of $3,669
 ($4,078 in 1997)                                                                                  465             802
----------------------------------------------------------------------------------------------------------------------
                                                                                              $  5,078        $  8,662
----------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable                                                                         $    474        $    575
     Billings in excess of costs and estimated earnings on uncompleted contracts                     9             386
     Accrued payroll and related taxes                                                             603             839
     Related party liability                                                                       332             146
     Other current liabilities                                                                   1,188           2,624
----------------------------------------------------------------------------------------------------------------------
             Total current liabilities                                                           2,606           4,570
----------------------------------------------------------------------------------------------------------------------


Commitments and contingencies
Shareholders' equity:
     Common shares; no par value, 50,000,000 shares authorized; 6,009,183 shares issued
        and outstanding in both years                                                           51,103          51,103
     Retained deficit                                                                          (48,551)        (46,659)
     Foreign currency translation adjustment                                                       (80)           (352)
----------------------------------------------------------------------------------------------------------------------
                                                                                                 2,472           4,092
----------------------------------------------------------------------------------------------------------------------
                                                                                              $  5,078        $  8,662
----------------------------------------------------------------------------------------------------------------------


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS


---------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                         1998           1997           1996
---------------------------------------------------------------------------------------------------------------------
$ in thousands


Cash flows from operating activities:
  Net loss                                                                      ($1,892)       ($5,938)       ($5,498)
  Adjustments to reconcile net loss to net cash
     provided by (used for) operating activities:
       Depreciation and amortization                                                338          1,107            601
       Gain on sale of subsidiaries and lottery service operations                 (105)          (857)        (1,315)
       Adjustment in value of stock issued as settlement of litigation               --             --         (1,200)
       Write-down of lottery service agreement                                       --             --          2,793
       Loss on impaired manufacturing assets                                         94             --             --
       Changes in operating assets and liabilities:
         Accounts receivable                                                       (298)           (61)           609
         Costs and estimated earnings in excess of billings
          on uncompleted contracts                                                1,671            736          1,213
         Inventories                                                              1,746            474          3,802
         Accounts payable                                                          (101)            85            260
         Billings in excess of costs and estimated
          earnings on uncompleted contracts                                        (377)           225             46
         Accrued payroll and related taxes                                         (236)           (54)           (56)
         Related party liability                                                    186             --            366
         Accrued litigation settlement                                               --             --           (600)
         Other assets                                                                27             42            463
         Other liabilities                                                       (1,436)           687         (1,060)
---------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used for) operating activities                     (383)        (3,554)           424
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Investment in lottery service agreements                                          --             --            (34)
   Lottery service agreement sale proceeds and repayment of advances                105            419            962
   Additions to  equipment                                                          (95)          (150)          (283)
   Addition to computer software costs                                               --             --           (211)
   Proceeds from sale of subsidiary                                                  --            438            740
---------------------------------------------------------------------------------------------------------------------
          Net cash provided by investing activities                                  10            707          1,174
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of common shares and warrants                              --             16             --
---------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                                  --             16             --
---------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                             272           (185)          (115)
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                   (101)        (3,016)         1,483
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                      2,371          5,387          3,904
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                          $ 2,270        $ 2,371        $ 5,387
---------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
   Cash paid during the year for interest                                             1              9             20
   Cash paid during the year for income taxes                                        69             98             46



See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                              Foreign
                                                       Common Stock                          currency
                                                  ----------------------      Retained      translation
                                                   Shares        Amount       deficit       adjustment       Total
--------------------------------------------------------------------------------------------------------------------
Thousands of shares/dollars
Balance at December 31, 1995                         5,605      $ 48,687      $(35,223)          $(52)      $ 13,412
--------------------------------------------------------------------------------------------------------------------
            Issuance of shares in settlement
               of shareholders' lawsuit                120           720            --             --            720
            Foreign currency translation
               adjustment                               --            --            --           (115)          (115)
            Net loss - 1996                             --            --        (5,498)            --         (5,498)
--------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                         5,725        49,407       (40,721)          (167)         8,519
--------------------------------------------------------------------------------------------------------------------
            Proceeds from exercise of stock
               options                                   4            16            --             --             16
            Issuance of shares in settlement
               of shareholders' lawsuit                280         1,680            --             --          1,680
            Foreign currency translation
               adjustment                               --            --            --           (185)          (185)
            Net loss - 1997                             --            --        (5,938)            --         (5,938)
--------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997                         6,009        51,103       (46,659)          (352)         4,092
--------------------------------------------------------------------------------------------------------------------
            Foreign currency translation
               adjustment                               --            --            --            272            272
            Net loss - 1998                             --            --        (1,892)            --         (1,892)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                         6,009      $ 51,103      $(48,551)          $(80)      $  2,472
--------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Notes To Consolidated Financial Statements

1. Operations

The Company's consolidated financial statements for the year ended December 31, 1998 have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company is largely dependent upon significant contracts for its revenue, which typically include a deposit upon contract signing and up to 3 months lead-time before delivery of hardware begins. The Company has incurred net losses of $5.5 million, $5.9 million and $1.9 million in 1996, 1997 and 1998, respectively, while revenues have decreased from $16.6 million in 1996 to $13.2 million in 1998. As of December 31, 1998, the Company had a backlog (unaudited) of $3.6 million compared to backlogs (unaudited) of $5.0 million and $1.7 million in 1997 and 1996, respectively.

        On June 1, 1998, the stockholders of the Company approved an amendment to the Articles of Incorporation to effect a three-for-one reverse stock split. Each share of stock owned by stockholders of record at the close of business on June 12, 1998 was converted into 0.333 shares. All share and per share data presented in the Consolidated Financial Statements and footnotes of this Annual Report have been restated to reflect the three-for-one reverse stock split.

        Historically, approximately 70% of the Company's annual service revenues have been derived from a terminal maintenance agreement with an Australian lottery customer that expires in January 2000. In October 1998, the Australian lottery customer, as a result of a competitive bid, awarded this contract to a competitor of the Company.

        Early in 1998, NASDAQ adopted new requirements for continued listing on NASDAQ Markets. On December 16, 1998, the Company was notified by the NASDAQ that its shares did not meet the new criteria. On December 17, 1998, the Company's shares began trading on the Over-the-Counter Bulletin Board (OTCBB).

        In June 1998, the Company announced it had entered into negotiations to acquire a controlling interest in Prime Gaming Philippines, Inc. ("Prime") from Berjaya Lottery Management (H.K.) Limited and/or other Prime shareholders in exchange for the issuance of ILTS common stock. One requirement to complete the transaction was that ILTS common shares remain trading on NASDAQ markets. In December 1998, NASDAQ notified the Company that it did not meet NASDAQ listing criteria and that Company shares would begin trading OTCBB. In February 1999, as a result of the Company's transfer from NASDAQ to OTCBB the Prime shareholders terminated the proposed transaction.

        At December 31, 1998, the Company had working capital of $2.0 million. Management recognizes that the Company must recover its investment in existing contracts (Note 4) and generate additional contract sales to maintain its current level of operations. Additionally, management is currently seeking additional sources of funding through debt or equity financing and consideration of other business transactions, which would generate sufficient resources to assure continuation of the Company's operations.

        Management anticipates that it will be successful in recovering its investment in existing contracts (Note 4) and obtaining sufficient contracts to enable the Company to continue normal operations; however, no assurances can be given that the Company will be successful in realizing sufficient new contract revenues or obtaining additional financing. If the Company is unable to recover its investment in existing contracts, obtain sufficient new contract revenue or financing, management will be required to reduce the Company's operations. Subsequent to December 31, 1998, the Company's largest shareholder, Berjaya Lottery Management (Berjaya), agreed to provide a line of credit up to $4.0 million to meet the Company's cash needs through at least June 30, 2000. The Company has agreed with Berjaya to pledge as security its current and future inventory and accounts receivable, intellectual property, trademarks, contracts and all other tangible and intangible assets upon the utilization of the credit facility. The Company's ability to continue its ongoing operations on a long-term basis is dependent upon its ability to recover its investment in existing contracts, to obtain additional financing, secure additional new contracts and ultimately achieve a sustainable level of profit from operations.

2. Summary of Significant Accounting Policies

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

        Use of Estimates - The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Depreciation - Depreciation of equipment, furniture and fixtures is provided principally using the straight-line method over estimated useful lives of 3 - 7 years.

        Computer Software Costs - The Company previously capitalized the costs of computer software incurred in the development of specific products, after technological feasibility had been established. The capitalized software costs were amortized using the greater of the amount computed using the ratio of current product revenue to estimated total product revenue or the straight-line method over the remaining estimated economic lives of the products (3 years). Amortization expense totaled $0, $688 thousand, and $89 thousand for the years ended December 31, 1998, 1997 and 1996, respectively. In 1997, the Company determined that software which had been capitalized in prior years had become impaired, and accordingly, took a charge for the remaining asset value of $457 thousand.

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

        Per Share Information - Net loss per share is based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding were revised to reflect the three-for-one reverse stock split implemented June 12, 1998. The 1996 computation includes 280 thousand shares of common stock, which were issued in 1997, pursuant to a class action lawsuit settlement rendered by the court on June 17, 1996.

        Research and Development - Engineering, research and development costs are expensed as incurred. Substantially all engineering, research and development expenses are related to new product development and designing significant improvements.

        Concentration of Credit Risk - Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts are primarily related to contracts with a few major customers. These amounts are payable in accordance with the terms of individual contracts and generally collateral is not required. Estimated credit losses are provided for in the financial statements. The Company conducts business in the Asia/Pacific region. Certain Asian countries have experienced severe economic turmoil represented by depressed business conditions and volatility in local currencies. Any significant further decline in these economies and in the value of their currencies could have a material adverse effect on the Company.

        Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents at December 31, 1998 and 1997 are investments in commercial paper totaling $1.1 million and $1.0 million, respectively, which mature in January 1999 and January 1998, respectively. The estimated fair value of these investments approximates the carrying value; therefore, there are no unrealized gains or losses as of December 31, 1998 or 1997.

        Stock Options - As permitted, the Company has elected the disclosure only provisions of SFAS No. 123. Accordingly, the Company continues to follow Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        Major Customers - During 1998 approximately $8.8 million or 67% of the Company's revenues were derived from six customers. In 1997 and 1996 the amounts were $7.4 million or 69% from 5 customers and $11.7 million or 70% from 5 customers, respectively.

        Recent Accounting Pronouncements - On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." The effect of the implementation was to show the change in the foreign currency translation adjustment in shareholders' equity as a component of comprehensive income. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is required to be adopted for the fiscal quarter beginning after June 15, 1999. At this time, the Company has not entered into any derivative instruments or hedging activities. In March 1998, the Accounting Standards Executive Committee (AcSEC) issued AICPA Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software and provides assistance in determining when computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. The Company has not yet determined what impact, if any, the adoption of SOP 98-1 will have on the Company's consolidated financial statements, results of operations, or related disclosures thereto. In April 1998, the Accounting Standards Executive Committee (AcSEC) issued AICPA Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." This statement provides guidance on financial reporting of start-up costs and organization costs and requires that such costs of start-up activities be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. The Company has not yet determined what impact, if any, the adoption of SOP 98-5 will have on the Company's consolidated financial statements, results of operations, or related disclosures thereto.

        Reclassifications - Certain prior years balances have been reclassified to conform with the 1998 presentation.

3. Related Party Transactions

The Company has entered into sales agreements to supply terminals, spares and services to entities in which the Company's largest shareholder, Berjaya, has a significant equity interest. Revenues related to these agreements totaled $2.5 million, $0.8 million and $2.0 million in 1998, 1997 and 1996, respectively. Included in accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts were $0.3 million and $0.2 million at December 31, 1998 and 1997 respectively, relating to these customers.

        During 1996 the Company entered into an agreement with Berjaya to purchase specific inventory on behalf of Berjaya to enable the Company to satisfy certain future potential orders in a timely manner. Title to the inventory purchased resides with Berjaya; therefore, no amounts are reflected in the consolidated balance sheets for inventory purchased on their behalf. Advances received in excess of inventory purchased aggregated approximately $332 thousand and $146 thousand and have been reflected as a related party liability in the accompanying consolidated balance sheets as of December 31, 1998 and 1997, respectively.

4. Contracts in Process

The amounts by which total costs and estimated earnings exceeded or were less than billings on uncompleted contracts are as follows (in thousands):

Years Ended December 31,                                                            1998            1997
------------------------                                                          --------        --------
Costs incurred                                                                    $  1,273        $  9,696
Estimated earnings                                                                     213           1,666
                                                                                  --------        --------
                                                                                     1,486          11,362
Less: billings                                                                      (1,450)        (10,032)
                                                                                  --------        --------

                                                                                  $     36        $  1,330
                                                                                  ========        ========

Included in the accompanying consolidated balance sheets as follows:
Costs and estimated earnings in excess of billings on uncompleted contracts       $     45        $  1,716
Billings in excess of costs and estimated earnings on uncompleted contracts             (9)           (386)
                                                                                  --------        --------

                                                                                  $     36        $  1,330
                                                                                  ========        ========

5. Inventories

At December 31, 1998 and 1997, inventories were comprised of:

$ in thousands            1998            1997
-----------------------------------------------
Raw materials            $  207          $1,393
Work in process             591           1,151
Finished goods               --              --
                         ----------------------

                         $  798          $2,544
                         ----------------------


6. Lottery Service Agreements

The Company entered into contracts to provide lottery equipment and management of on-line lottery systems on a long-term basis in Papua New Guinea in 1992 and entered into a contract to provide lottery equipment in the United Kingdom in 1995.

        In July 1995, the Company sold all interest in its Papua New Guinea lottery operation to the principal shareholders of the licensee for a fixed amount plus a percentage of the annual gross lottery sales or an annual sum of $260 thousand, whichever is greater, for a period of five years, provided that the additional sums shall not exceed $3.0 million. The Company recognized approximately $105 thousand as a gain on the sale of the lottery service agreement in 1998, before payments were suspended due to poor economic conditions in Papua New Guinea. The Company recorded a gain of $419 thousand in 1997 and $624 thousand in 1996. The Company is reviewing its options to recover the remaining amount due under the terms of the contract. At December 31, 1998, the Company has no investment remaining on its balance sheet as the proceeds from the sale have exceeded the net book value.

        The Company committed services and lottery equipment costing approximately $2.8 million to its United Kingdom lottery service agreement in 1995. In September 1996, it became apparent that the customer was not able to fund the lottery start-up and operations and the Company recorded a $2.8 million charge to reflect a reserve for the project. The Company recovered part of its U.K. investment in 1997 and 1998 through the sale of a system and terminals to Olympic Gold, which aggregate $3.8 million.

7. Industry Segment and Geographical Data

The Company operates in one industry segment, which includes totalizator and lottery systems. The Company has an Australian subsidiary, International Lottery & Totalizator Systems Australia Pty., Ltd. (a United Kingdom subsidiary ceased operations in March 1998).

        Sales between geographic areas are generally priced to recover material costs plus an appropriate markup. Revenue by major customers is as follows (in thousands):

Customer location           1998             1997             1996
--------------------------------------------------------------------
Sweden                     $ 2,400          $ 1,400          $ 4,300
Philippines                  2,300              400              900
Hong Kong                    1,700              400            2,400
Australia                    1,500            1,700            2,000
Malaysia                     1,000            2,000               --
Ukraine                        900            2,600               --
All other                    3,400            2,300            7,000
                           -------          -------          -------


Total                      $13,200          $10,800          $16,600
                           =======          =======          =======

        The following table summarizes information about the Company's operations in different geographic areas for the years ended December 31, 1998, 1997 and 1996 (in thousands).


Year Ended December 31,                                 1998                                           1997
--------------------------------------------------------------------------------------------------------------------------------
                                                             Eastern                                       Eastern
                                                             Europe/   Consoli-                            Europe/     Consoli-
                                       USA       Pacific     Europe     dated        USA       Pacific     Europe       dated
--------------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customer:
    Export                           $  9,537    $     --   $     --   $  9,537    $  7,750    $     --    $     --    $  7,750
    Domestic                              734       2,838         63      3,635         643       2,123         310       3,076
--------------------------------------------------------------------------------------------------------------------------------

Sales to:
    Australia subsidiary                1,209          --         --      1,209         557          --          --         557
--------------------------------------------------------------------------------------------------------------------------------
                                       11,480       2,838         63     14,381       8,950       2,123         310      11,383
--------------------------------------------------------------------------------------------------------------------------------
Elimination of inter-company sales     (1,209)         --         --     (1,209)       (557)         --          --        (557)
--------------------------------------------------------------------------------------------------------------------------------
Total Revenue                          10,271       2,838         63     13,172       8,393       2,123         310      10,826
--------------------------------------------------------------------------------------------------------------------------------
 Write-down
    of lottery service agreement           --          --         --         --          --          --          --          --
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                     ($2,407)   $    115   $    400   ($1,892)    ($5,710)       ($206)       ($22)    ($5,938)
--------------------------------------------------------------------------------------------------------------------------------
Identifiable assets                  $  4,331    $    747   $     --   $  5,078    $  7,272    $  1,356    $     34    $  8,662
--------------------------------------------------------------------------------------------------------------------------------


Year Ended December 31,                                  1996
----------------------------------------------------------------------------------
                                                              Eastern
                                                               Europe/    Consoli-
                                         USA       Pacific     Europe      dated
----------------------------------------------------------------------------------
Sales to unaffiliated customer:
    Export                             $ 11,313    $     --   $     --    $ 11,313
    Domestic                                293       4,482        506       5,281
----------------------------------------------------------------------------------

Sales to:
    Australia subsidiary                  1,738          --         --       1,738
----------------------------------------------------------------------------------
                                         13,344       4,482        506      18,332
----------------------------------------------------------------------------------
Elimination of inter-company sales       (1,738)         --         --      (1,738)
----------------------------------------------------------------------------------
Total Revenue                            11,606       4,482        506      16,594
----------------------------------------------------------------------------------
 Write-down
    of lottery service agreement         (2,793)         --         --      (2,793)
----------------------------------------------------------------------------------
Net income (loss)                       ($5,865)   $    476      ($109)    ($5,498)
----------------------------------------------------------------------------------
Identifiable assets                    $ 11,638    $  2,096   $    149    $ 13,883
----------------------------------------------------------------------------------

8. Leases

The Company leases its facilities under operating lease agreements which expire at various dates through October 2001. Certain lease agreements provide for increases in minimum annual rent based on increases in various market indices. Also, the Company has the option to renew the lease on its U.S. facility for one additional ten-year term. Rent expense for the years ended December 31, 1998, 1997, and 1996 was $581 thousand, $595 thousand and $605 thousand, respectively.

        Minimum future obligations for these leases are as follows (in thousands): 1999-$586; 2000-$337; 2001-$65.

9. Income Taxes

The provision for income taxes of $28 thousand in 1998, $80 thousand in 1997 and $92 thousand in 1996, primarily relates to income earned by the Company's Australian subsidiary.

         The following is a reconciliation of the actual tax provision to the expected tax benefit computed by applying the statutory federal income tax rate to the loss before provision for income taxes (in thousands):

Years Ended December 31,                                      1998          1997          1996
----------------------------------------------------------------------------------------------
Expected federal income tax benefit at statutory rate      ($1,354)      ($1,932)      ($1,892)
U.S. and foreign net operating losses - no benefit           1,354         1,932         1,892
Other, net                                                      28            80            92
Provision for income taxes                                      28            80            92
----------------------------------------------------------------------------------------------

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

         The components of the Company's deferred tax liabilities and assets are as follows (in thousands):

December 31,                                                      1998            1997
Deferred tax liabilities:
Computer software costs                                         $     --        $    310
----------------------------------------------------------------------------------------
Total deferred tax liabilities                                        --             310
----------------------------------------------------------------------------------------
Deferred tax assets:
Installment sale PNG                                                  --           1,152
Reserves against investment in lottery service agreements             --           1,203
Reserves and accruals                                              1,561           2,151
Net operating loss and credit carryforwards                       20,253          19,120
Other                                                                492             343
----------------------------------------------------------------------------------------
Total deferred tax assets                                         22,306          23,969
----------------------------------------------------------------------------------------
Net deferred tax assets                                           22,306          23,659
Valuation allowance                                              (22,306)        (23,659)

----------------------------------------------------------------------------------------
Net deferred taxes                                              $      0        $      0
----------------------------------------------------------------------------------------

        The Company has Federal and California net operating losses of approximately $54 million and $23 million, respectively, which will begin to expire in 2008 and 1999, respectively, unless previously utilized. The difference between the Federal and California net operating loss carryforwards relates primarily to California's statutory 50% annual reduction rule. The Company has provided a valuation allowance against its net deferred tax asset due to uncertainty regarding its realization.

        The Company also has Federal general business credit carryforwards of approximately of $588 thousand, which begin to expire in 2002.

        Pursuant to the Tax Reform Act of 1986, use of the Company's business credit and net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

10. Employee Stock Bonus Plan

The Company has an employee stock bonus plan, commonly referred to as a 401(k) plan, qualified under the Internal Revenue Code, in which all eligible employees, as defined in the Internal Revenue Code, may elect to participate. Under the Plan, employees may voluntarily make tax-deferred contributions of up to 15% of their compensation to a trust, which provides the participant with various investment alternatives. In addition, the Company, at the discretion of the Board of Directors, may contribute an amount of Company stock for each fiscal year that does not exceed 5% of the annual compensation of all participants in the Plan. Company contributions charged to operations were $0, $82 thousand and $82 thousand in 1998, 1997 and 1996, respectively.

11. Stock Option Plans

The Company has three current employee stock option plans and a directors option plan whereby options to purchase 901 thousand and 133 thousand shares, respectively, of the Company's common stock may be granted. Options granted have 5 to 10 year terms that vest, become fully exercisable 2 to 4 years from the date of grant and were granted at fair value on the date of grant.

        Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of SFAS No.
123. The fair value of these options was estimated at the date of grant, using the Black-Scholes option pricing model, with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 4.58% - 4.95%, 5.3% - 5.9% and 5.4% - 6.0%, respectively; dividend yields of 0%
in 1998, 1997 and 1996; volatility factors of the expected market price of the Company's common stock of 2.8 for 1998 and 1.2 for both 1997 and 1996, respectively and a weighted-average life of the option of 7.2 years for 1998, 1997 and 1996.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. The effects of applying SFAS No. 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net loss in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows (in thousands, except per share amounts):


------------------------------------------------------------------------------------
                                          1998             1997             1996

         Pro forma net loss             ($2,093)         ($6,204)         ($5,645)

------------------------------------------------------------------------------------
         Pro forma loss per share        ($0.35)          ($1.02)          ($0.96)

         A summary of the Company's stock option activity, and related information for the years ended December 31 follows (options in thousands):


        YEARS ENDED DECEMBER 31,                      1998                        1997                       1996
                                                                   Weighted                   Weighted                   Weighted
                                                                    Average                   Average                    Average
                                                                   Exercise                   Exercise                   Exercise
                                                     Options        Price        Options       Price        Options       Price
        --------------------------------------------------------------------------------------------------------------------------
         Outstanding -beginning of year                  493        $12.74          501        $17.22          442        $21.84
                Granted                                   63        $ 1.48          160        $ 3.99          107        $ 3.66
                Exercised                                 --        $   --           (4)       $ 4.14           --        $   --
                Cancelled                               (120)       $16.83         (164)       $18.27          (48)       $29.58
        --------------------------------------------------------------------------------------------------------------------------
         Outstanding -end of year                        436        $ 9.92          493        $12.74          501        $17.22
        --------------------------------------------------------------------------------------------------------------------------

         Exercisable at end of year                      263        $14.48          286        $18.66          336        $20.85
        --------------------------------------------------------------------------------------------------------------------------
         Weighted-average fair value of options
            granted during the year                                 $ 1.48                     $ 3.99                     $ 3.66
        --------------------------------------------------------------------------------------------------------------------------


Exercise prices for options outstanding as of December 31, 1998 ranged from $0.50 to $47.25. The weighted-average remaining contractual life of those options is approximately 6 years.

At December 31, 1998, options for 465,167 shares were available for future grant.

The following table summarizes information about stock options at December 31, 1998 (shares in thousands):

                                        OUTSTANDING STOCK OPTIONS                   EXERCISABLE STOCK OPTIONS
---------------------------------------------------------------------------------------------------------------
                                                 Weighted
                                                 Average         Weighted                             Weighted
                                                Remaining         Average                              Average
                                               Contractual       Exercise                             Exercise
Range of Exercise Prices         Shares           Life             Price               Shares          Price
---------------------------------------------------------------------------------------------------------------
$ 0.5000 - $3.8439                 180              8.37          $ 2.8338                49          $ 3.4218
$ 3.8445 - $6.6564                 110              5.12          $ 4.6166                68          $ 4.8546
$ 8.2500 - $34.5000                115              3.55          $15.9041               115          $15.9047
$47.2500 - $47.2500                 31              3.71          $47.2500                31          $47.2500
---------------------------------------------------------------------------------------------------------------
$0.5000  - $47.2500                436              5.95          $ 9.9248               263          $14.4812

12. Sale of Subsidiary

On March 31, 1993, the Company sold its subsidiary, McKinnie & Associates, Inc. to Shreveport Acquisition for cash and a note. During 1997, the Company negotiated and received a final settlement of the remaining balance due on the note and recorded a gain of $438 thousand from receipts during the year.

13. Litigation

In 1994, shareholders of the Company filed a class action lawsuit against the Company and several of its officers and directors. On June 17, 1996, the court entered a judgment of a cash payment to the class shareholders and 400 thousand shares of authorized but unissued common stock of the Company, of which, 120 thousand shares were issued in September 1996 and 280 thousand shares were issued in 1997. Such shares were included in the calculation of loss per share for the year ended December 31, 1996. The estimated settlement was accrued as of September 30, 1995 and an adjustment of approximately $1.2 million was recorded during the three months ended June 30, 1996 to reduce the accrual to the actual settlement amount, valued as of the judgment date.

         In November 1995, Mr. James Walters, the former chairman and president of the Company, filed an action in the San Diego County Superior Court against the Company, its then current president, Frederick A. Brunn, a publishing company, and an author, alleging that certain statements in a magazine article were slander per se by ILTS and Brunn and libel by the publishing company and the author, and that Mr. Walters suffered an invasion of privacy by all defendants. In addition, Walters alleged that erroneous information in the Company's 1995 Proxy Statement resulted in two other magazine articles publishing allegedly incorrect information. Mr. Walters seeks general and special damages of $9 million and punitive damages. On November 20, 1998, the California Court of Appeal (Fourth District) substantially reversed the summary judgement of the superior court awarded the Company on November 1, 1996 and the appellate court returned the case to the superior court for trial. The Company has filed a petition for review with the California Supreme Court. Management, based on the advice of counsel, believes that the outcome of this case will not result in any liability to the Company. Accordingly, no provision for any liability that may result has been included in the consolidated financial statements.

         The Company is also subject to other legal proceedings and claims that arise in the normal course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.