Form 10KSB40, Exhibit 13
period 1999-12-31
INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS INC
filed 2000-03-30
CIK 354813

                                                                      EXHIBIT 13



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

The statements in this filing which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by forward-looking statements. These risks and uncertainties include the absence of significant contract backlog, the dependence on business from foreign customers sometimes in politically unstable regions, political and governmental decisions as to the establishment of lotteries and other wagering industries in which the Company's products are marketed, fluctuations in quarter-by-quarter operating results, and other factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

OVERVIEW

The Company has derived substantially all of its product sale revenues from the sale of betting terminals to racing organizations and lotteries worldwide. The size and timing of these transactions result in variability in product sales revenues from period to period.

In past years, service revenues have been derived primarily from providing betting terminal maintenance services to New South Wales Lotteries (NSWL). NSWL is in the process of changing its lottery system to a competitor's system. As a result, substantially all of the Company's service revenue contractually terminated in January 2000.

RESULTS OF OPERATIONS

1999 VERSUS 1998

        REVENUES: Total revenues in fiscal 1999 decreased 57% or $7.5 million, as compared to fiscal 1998. Product sales decreased 70% in 1999 to $3.4 million from $11.1 million in 1998 primarily resulting from a 99% decrease in terminal shipments in 1999 compared to 1998. Service revenues increased 10% or $0.2 million from 1998, primarily resulting from an increase in demand for software support to one customer.

        GROSS PROFIT: The gross profit on product sales was 5% in 1999 compared to 37% in 1998. The decreased gross profit percentage was due to lower production volume to absorb fixed costs. The gross profit percentage on service revenues increased to 34% in 1999 from 26% in 1998 due to support costs remaining constant while revenues increased.

        ENGINEERING, RESEARCH & DEVELOPMENT: Engineering, research and development expenses decreased 20% to $1.2 million in 1999 compared to $1.5 million in 1998. The 1999 projects included the development of additional terminals and software for customers as opposed to 1998 which consisted primarily of expenditures for features for the DataTrak lottery system and the integration of an impact printer into the Company's terminals.

        SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses decreased 16% or $0.9 million in 1999 compared to 1998. This was primarily due to the costs incurred in 1998 related to a proposed acquisition that was not completed, and marginal decreases in marketing and travel expenditures.

        PROVISION FOR INCOME TAXES: The provision for income taxes in 1999 and 1998 relates to income earned in the Company's Australian subsidiary.

1998 VS. 1997

        REVENUES: Total revenues in fiscal 1998 increased 22% or 2.3 million, versus fiscal 1997. Product sales increased 32% in fiscal 1998 to $11.1 million from $8.4 million in 1997. This is primarily the result of a 61% increase in terminal shipments in 1998 compared to 1997 shipments, which also included one central system sale. Service revenues decreased 15% or $0.4 million from 1997. This decrease is the result of fewer customer support projects and the impact of lower Australian exchange rates in 1998.

        GROSS PROFIT: The gross profit on product sales was 37% in 1998 compared to 7% in 1997. The increased gross profit percentage was due to the manufacturing efficiencies achieved with the increased level of production, lower production related expenses, sales of earlier model terminals which previously had been fully reserved. Fiscal 1997 included charges of approximately $1.3 million taken to recognize impairment in value of software capitalized in prior years, reserves for inventory obsolescence, provisions for certain development contracts and costs related to the closing of the Company's United Kingdom subsidiary. The gross profit percentage on service revenues was approximately the same both years.

        ENGINEERING, RESEARCH & DEVELOPMENT: Engineering, research and development expenses decreased 13% to $1.5 million in 1998 compared to $1.7 million in 1997. Projects in 1998 included development of additional features for the DataTrak lottery system and integration of an impact printer into the Company's terminals. The 1997 expenditures were primarily directed towards DataTrak lottery software and related features.

        SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses decreased 16% or $1.0 million in 1998 compared to 1997. This was primarily the result of a lower level of staffing in 1998, partially offset by expenses incurred for a proposed Prime Gaming acquisition described in Note 1.

        GAIN ON SALES OF SUBSIDIARY AND LOTTERY SERVICE AGREEMENT: In 1998, the Company recognized a gain on the sale of its former Papua New Guinea lottery service agreement of $105 thousand compared to a gain of $419 thousand in 1997. Installment payments from the sale of the Papua New Guinea lottery were suspended in late 1998 due to poor economic conditions in Papua New Guinea. In addition, in 1997 the Company received final payment and recognized a gain of $438 thousand from the 1993 sale of its McKinnie & Associates subsidiary.

        PROVISION FOR INCOME TAXES: The provision for income taxes in 1998 and 1997 relates to income earned in the Company's Australian subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1999, working capital increased by $1.2 million as compared to fiscal 1998 primarily as a result of the Berjaya equity infusion combined with decreases in both accounts receivable and inventory.

Although the Company's net loss from operations was $4.2 million, cash on hand increased by $4.5 million. The Company's largest shareholder, Berjaya Lottery Management (H.K.) LTD. purchased additional shares in October 1999 of the Company's common stock for $5.2 million, working capital increased by $1.2 million as described above, and monies were received for contracts in excess of costs incurred.

In 1999, the Company took steps to reduce its fixed costs by renegotiating its facilities lease to reduce lease expense and occupying a smaller portion of its existing facility.

The Company strategically pursues long-term service contracts as a source of revenue. In September 1999, the Company entered into agreements with subsidiaries of Global Technologies Ltd. (GTL) pursuant to which the Company will provide lottery equipment and, through the Company's United Kingdom subsidiary, all facilities management services in connection with a lottery for the benefit of charities throughout Great Britain under a lottery license granted by the Gaming Board of Great Britain to an affiliate of GTL. Service contracts pose new capital investment risks for the Company that do not exist in its product sale business. Service contracts require an up-front investment of capital, which is repaid only after a system becomes operational, based upon a percentage of the customer's gross receipts from the system. The Company often bears the risk that scheduling delays may occur and that a system may not become operational or that the customer's gross receipts from the system may be less than expected. The Company may have to seek the funds necessary to implement such contracts from Berjaya or other sources. However, the GTL service agreement was primarily customer funded. Costs incurred related to this contract have been accumulated along with billings made under the contract. These amounts are shown net in the balance sheet as "Billings in Excess of Costs on Uncompleted Contracts."

The Company's consolidated financial statements have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management recognizes that the Company must generate additional contract sales to maintain its current level of operations in future years. If such contract sales are not obtained, the Company may be required to seek additional sources of funding in the form of debt or equity financing.

As of December 31, 1999, there were no material commitments for capital expenditures.

Management anticipates that it will be successful in obtaining sufficient product or service contracts to enable the Company to continue normal operations; however, no assurances can be given that the Company will be successful in realizing sufficient contract revenue. If the Company is unable to obtain sufficient contract revenue, management will be required to reduce the Company's operations.

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

The balance sheets of the Company's international subsidiaries are translated into U.S. dollars and consolidated with the balance sheet of the Company's domestic subsidiary in accordance with U.S. accounting requirements. Changes in the U.S. dollar value of the foreign currency denominated assets are accounted for as an adjustment to stockholders' equity. Therefore, changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will continue to have, an impact on the foreign currency translation component of stockholders' equity reported by the Company, and such effect may be material in any individual reporting period. The Company recognized a foreign exchange gain of $10 thousand in 1999 and a $65 thousand gain in 1998.

ASIA

Significant portions of the Company's revenues are derived from customers located in Asia. In the last 36 months the currencies of the Asian countries in which the Company's customer are located have declined significantly against the U.S. dollar. Although the Company generally has been paid in U.S. dollars, this decline has effectively increased the cost of the Company's products to its customers. The Company does not believe that its on-going business has been negatively impacted by the Asian currency exchange situation, however, one current customer has asked, and the Company has agreed, to delay to a later undefined date the scheduled delivery of terminals which will result in the delay of Company revenues and cash receipts of approximately $1.0 million.

YEAR 2000

As of March 23, 2000, we have not experienced any significant disruptions as a result of the rollover from 1999 to 2000. However, the success to date of our year 2000 efforts cannot guarantee that a Year 2000 problem affecting third parties, upon which we rely, will not become apparent in the future that could harm our operations.

ILTS - INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.


SELECTED FINANCIAL DATA


YEARS ENDED DECEMBER 31,                                                 1999             1998
$ in thousands, except per share amounts and non-monetary items
Statement of operations data
    Revenue                                                           $  5,650         $ 13,172
    Gross profit                                                      $    955         $  4,599
    Operating loss                                                    $ (4,594)        $ (2,094)
    Net loss                                                          $ (4,241)        $ (1,892)
    Loss per share - basic and diluted (1)                            $   (.55)        $   (.31)

AS OF DECEMBER 31,
Balance sheet data
    Total assets                                                      $  8,511         $  5,078
    Shareholders' equity                                              $  3,473         $  2,472
    Shares outstanding                                                  12,943            6,009

Key ratios and statistics
    Gross profit percentage                                              16.90%           34.91%
    Working capital                                                   $  3,157         $  2,007
    Book value per share                                              $    .27         $    .41
    Current ratio                                                         1.63             1.77
    Backlog                                                           $ 16,402         $  3,402
    Employees                                                               72               72




(1) Reflects weighted average shares used in calculation from stock purchase agreement between ILTS and Berjaya Lottery Management (H.K.) Limited.

ILTS - INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.


CONSOLIDATED BALANCE SHEETS


AS OF DECEMBER 31,                                                                         1999                1998
$ in thousands, except share amounts
Assets
Current assets:
    Cash and cash equivalents                                                         $      6,801        $      2,270
    Accounts receivable, net of allowance for doubtful accounts of $92 ($93 in                 417               1,338
    (1998)
    Costs in excess of billings on uncompleted contracts                                         -                  45
    Inventories, net                                                                           135                 798
    Other current assets                                                                       842                 162
                                                                                      ------------        ------------
           Total current assets                                                              8,195               4,613
                                                                                      ------------        ------------

Equipment, furniture and fixtures at cost, less accumulated depreciation of
$3,877 ($3,669 in 1998)                                                                        316                 465
                                                                                      ------------        ------------
                                                                                      $      8,511        $      5,078
                                                                                      ------------        ------------

Liabilities and Shareholders' Equity
Current liabilities:
    Accounts payable                                                                  $        684        $        474
    Billings in excess of costs on uncompleted contracts                                     2,237                   9
    Accrued payroll and related taxes                                                          621                 603
    Related party liability                                                                    304                 332
    Other current liabilities                                                                1,192               1,188
                                                                                      ------------        ------------
           Total current liabilities                                                         5,038               2,606
                                                                                      ------------        ------------

Commitments and contingencies (Notes 8 and 12)
Shareholders' equity:
    Common shares; no par value, 50,000,000 shares authorized; 12,943,000
    shares issued and outstanding in 1999 and 6,009,183 in 1998                             56,326              51,103
    Accumulated deficit                                                                    (52,792)            (48,551)
    Other accumulated comprehensive loss                                                       (61)                (80)
                                                                                      ------------        ------------
    Total shareholders' equity                                                               3,473               2,472
                                                                                      ------------        ------------
                                                                                      $      8,511        $      5,078
                                                                                      ============        ============



See accompanying notes.

ILTS - INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.


CONSOLIDATED STATEMENTS OF OPERATIONS


YEARS ENDED DECEMBER 31,                                              1999            1998
$ in thousands, except per share amounts
Revenues:
     Sales of products                                              $  3,363        $ 11,102
     Services                                                          2,287           2,070
                                                                    --------        --------
                                                                       5,650          13,172
                                                                    --------        --------
Cost of revenues:
     Cost of sales of products                                         3,192           7,040
     Cost of services                                                  1,503           1,533
                                                                    --------        --------
                                                                       4,695           8,573
                                                                    --------        --------
Gross profit                                                             955           4,599
     Engineering, research and development                             1,173           1,464
     Selling, general and administrative                               4,376           5,229
                                                                    --------        --------
Loss from operations                                                  (4,594)         (2,094)
                                                                    --------        --------

Other income:
     Interest income, net                                                135              60
     Exchange rate gain                                                   10              65
     Royalty and other income                                            344               -
     Gain on sale of subsidiary and lottery service agreement              -             105
                                                                    --------        --------
Loss before provision for income taxes                                (4,105)         (1,864)
                                                                    --------        --------
Provision for income taxes                                               136              28
                                                                    --------        --------
Net loss                                                            $ (4,241)       $ (1,892)
                                                                    --------        --------
Net loss per share - basic and diluted                              $  (0.55)       $  (0.31)
                                                                    --------        --------
Shares used in determination of net loss per share -
     Basic and diluted                                                 7,681           6,009
                                                                    --------        --------



See accompanying notes.

ILTS - INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                             OTHER
                                                                                          ACCUMULATED
                                                    COMMON STOCK          ACCUMULATED    COMPREHENSIVE
                                                SHARES        AMOUNT        DEFICIT      INCOME (LOSS)      TOTAL
                                                ------        ------        -------       ----------        -----
Thousands of shares/dollars

Balance at December 31, 1997                     6,009       $ 51,103      $(46,659)       $   (352)      $   4,092
                                               -------       --------      --------        --------        --------
    Foreign currency translation adjustment          -              -             -             272             272
    Net loss - 1998                                  -              -        (1,892)              -          (1,892)
                                               -------       --------      ---------        -------        --------

Balance at December 31, 1998                     6,009         51,103       (48,551)            (80)          2,472
                                               -------       --------     ---------        --------        --------
    Proceeds from sale of common stock           6,934          5,200            -               -            5,200
    Compensation expense for options
    issued to consultants                            -             23            -               -               23
    Foreign currency translation adjustment          -              -            -               19              19
    Net loss - 1999                                  -              -        (4,241)              -          (4,241)
                                               -------       --------      ---------       --------        --------

Balance at December 31, 1999                    12,943       $ 56,326      $(52,792)       $    (61)       $  3,473
                                               -------       --------      --------        --------        --------



See accompanying notes

ILTS - INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS


YEARS ENDED DECEMBER 31,                                                      1999           1998
$ in thousands
Cash flows from operating activities:
Net loss                                                                    $(4,241)       $(1,892)
    Adjustments to reconcile net loss to net cash
        used for operating activities:
        Depreciation and amortization                                           244            338
        Compensation expense for options issued to consultants                   23              -
        Gain on sale of subsidiary and lottery service operations                 -           (105)
        Loss on impaired manufacturing assets                                     -             94
        Changes in operating assets and liabilities:
               Accounts receivable                                              921           (298)
               Costs in excess of billings
                  on uncompleted contracts                                       45          1,671
                Inventories                                                     663          1,746
                Accounts payable                                                210           (101)
                Billings in excess of costs
                on uncompleted contracts                                      2,228           (377)
                Accrued payroll and related taxes                                18           (236)
                Related party liability                                         (28)           186
                Other assets                                                   (681)            27
                Other liabilities                                                12         (1,436)
                                                                            -------        -------
                Net cash used for operating activities                         (586)          (383)
                                                                            -------        -------
Cash flows from investing activities:
    Lottery service agreement sale proceeds and repayment of advances             -            105
    Additions to equipment                                                     (102)           (95)
                                                                            -------        -------
               Net cash provided by (used for) investing activities            (102)            10
                                                                            -------        -------
Cash flows from financing activities:
    Proceeds from issuance of common shares                                   5,200              -
                                                                            -------        -------
               Net cash provided by financing activities                      5,200              -
                                                                            -------        -------
Effect of exchange rate changes on cash                                          19            272
                                                                            -------        -------
Increase (decrease) in cash and cash equivalents                              4,531           (101)

Cash and cash equivalents, beginning of year                                  2,270          2,371
                                                                            -------        -------
Cash and cash equivalents, end of year                                      $ 6,801        $ 2,270
                                                                            -------        -------

Supplemental cash flow information:
Cash paid during the year for interest                                            1              1
Cash paid during the year for income taxes                                       19             69



See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND OTHER ORGANIZATIONAL MATTERS

        The Company's consolidated financial statements for the year ended December 31, 1999 have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company is largely dependent upon significant contracts for its revenue, which typically include a deposit upon contract signing and up to three months lead-time before delivery of hardware begins. The Company has incurred net losses of $1.9 million and $4.2 million in 1998 and 1999 respectively, while revenues have decreased from $13.2 million in 1998 to $5.6 million in 1999. As of December 31, 1999, the Company had a backlog (unaudited) of $16.4 million compared to a backlog (unaudited) of $3.6 million in 1998.

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

        In October 1999, Berjaya Lottery Management (H.K.) Limited purchased 6.9 million shares of the Company's common stock for $5.2 million, which increased Berjaya's stock ownership to 71.4%.

        Historically, approximately 70% of the Company's annual service revenues have been derived from a terminal maintenance agreement with an Australian lottery customer. In October 1998, the Australian lottery customer, as a result of a competitive bid, awarded this contract to a competitor of the Company and these service revenues terminated in January 2000.

        In June 1998, the Company announced it had entered into negotiations to acquire a controlling interest in Prime Gaming Philippines, Inc. ("Prime") from Berjaya Lottery Management (H.K.) Limited ("Berjaya") and/or other Prime shareholders in exchange for the issuance of Company common stock. One requirement to complete the transaction was that Company common shares remain trading on NASDAQ markets. In December 1998, NASDAQ notified the Company that it did not meet NASDAQ listing criteria and that Company shares would begin trading OTCBB. In February 1999, as a result of the Company's transfer from NASDAQ to OTCBB, the Prime shareholders terminated the proposed transaction.

        At December 31, 1999, the Company had working capital of $3.16 million. Management recognizes that the Company must recover its investment in existing contracts (Note 4) and generate additional contract sales to maintain its current level of operations. Management anticipates that it will be successful in recovering its investment in existing contracts and obtaining sufficient contracts to enable the Company to continue normal operations; however, no assurances can be given that the Company will be successful in realizing sufficient new contract revenues or obtaining additional financing. If the Company is unable to recover its investment in existing contracts, obtain sufficient new contract revenue or financing, management will be required to reduce the Company's operations. The Company's ability to continue its ongoing operations on a long-term basis is dependent upon its ability to recover its investment in existing contracts, to obtain additional financing, secure additional new contracts and ultimately achieve a sustainable level of profit from operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        PRINCIPLES OF CONSOLIDATION - The accompanying consolidating financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions are eliminated.

        REVENUE RECOGNITION - The Company recognizes revenue on the basis of shipment of products, performance of services, and in certain instances on the percentage-of-completion method of accounting for long term contracts, or on the completed contract method of accounting for long term contracts when all criteria for recognizing revenue under the percentage-of-completion method of accounting cannot be met. Revenues relating to the sale of certain assets, when the ultimate total collection is not reasonably assured, are being recorded under the cost recovery method.

        USE OF ESTIMATES - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        DEPRECIATION - Depreciation of equipment, furniture and fixtures is provided principally using the straight-line method over estimated useful lives of 3 - 7 years.

        WARRANTY RESERVES - Estimated expenses for warranty obligations are accrued as income is recognized on related contracts. The reserves are adjusted periodically to reflect actual experience.

        FOREIGN CURRENCY - The Company has contracts with certain customers that are denominated in foreign currencies, and related transaction gains and losses are recognized as a component of current operations. The consolidated accounts of the Company's Australian subsidiary and UK subsidiary have been translated from their functional currency, the Australian dollar and pound sterling, respectively. The effect of the exchange rate fluctuations between the U.S. dollar, the Australian dollar and the pound sterling are recorded as a component of comprehensive income.

        PER SHARE INFORMATION - Net loss per share is based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding were revised to reflect the three-for-one reverse stock split implemented June 12, 1998. Stock options are not included if their effect would be anti-dilutive.

        RESEARCH AND DEVELOPMENT - Engineering, research and development costs are expensed as incurred. Substantially all engineering, research and development expenses are related to new product development and designing significant improvements.

        CONCENTRATION OF CREDIT RISK - Accounts receivable and costs in excess of billings on uncompleted contracts are primarily related to contracts with a few major customers. These amounts are payable in accordance with the terms of individual contracts and generally collateral is not required. Estimated credit losses are provided for in the financial statements. The Company conducts business in the Asia/Pacific region. Certain Asian countries have experienced severe economic turmoil represented by depressed business conditions and volatility in local currencies. Any significant further decline in these economies and in the value of their currencies could have a material adverse effect on the Company.

        CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents at December 31, 1999 and 1998 are investments in commercial paper totaling $5.4 million and $1.1 million, respectively, which mature in January 2000 and January 1999, respectively. The estimated fair value of these investments approximates the carrying value; therefore, there are no unrealized gains or losses as of December 31, 1999 or 1998.

        STOCK OPTIONS - As permitted, the Company has elected the disclosure only provisions of SFAS No. 123. Accordingly, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Options granted to non-employees are recorded at fair value in accordance with SFAS 123.

        MAJOR CUSTOMERS - During 1999, approximately $4.1 million or 72% of the Company's revenues were derived from six customers. In 1998, the amount was $8.8 million or 67% from six customers.

        RECENT ACCOUNTING PRONOUNCEMENTS - On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." The effect of the implementation was to show the change in the foreign currency translation adjustment in shareholders' equity as a component of comprehensive income. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was amended by SFAS 137, which is required to be adopted for fiscal quarters of fiscal years beginning after June 15, 2000. At this time, the Company has not entered into any derivative instruments or hedging activities. In March 1998, the Accounting Standards Executive Committee (AcSEC) issued AICPA Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software and provides assistance in determining when computer software is for internal use. SOP 98-1 was adopted on January 1, 1999. The adoption of SOP 98-1 had no significant impact on the consolidated financial statements, results of operations, or related disclosures thereto. In April 1998, the Accounting Standards Executive Committee (AcSEC) issued AICPA SOP

98-5, "Reporting on the Costs of Start-Up Activities." This statement provides guidance on financial reporting of start-up costs and organization costs and requires that such costs of start-up activities be expensed as incurred. SOP 98-5 was adopted on January 1, 1999. The effect of the adoption was not material. All start-up costs are expensed as incurred. In December 1999, the SEC issued Staff Accounting Bulletin-101, "Revenue Recognition in Financial Statements." SAB-101, as amended, is effective no later than the second fiscal quarter of the fiscal year beginning after December 15, 1999. The Company is in the process of evaluating the potential impact of this SAB, but anticipates that the impact, if any, will be insignificant.

3. RELATED PARTY TRANSACTIONS

        The Company has entered into sales agreements to supply terminals, spares and services to entities in which the Company's largest shareholder, Berjaya, has a significant equity interest. Revenues related to these agreements totaled $0.5 million and $2.5 million in 1999 and 1998, respectively. Included in accounts receivable and costs in excess of billings on uncompleted contracts was $0.2 million and $0.3 million at December 31, 1999 and 1998, respectively, relating to these customers.

        During 1996 the Company entered into an agreement with Berjaya to purchase specific inventory on behalf of Berjaya to enable the Company to satisfy certain future potential orders in a timely manner. Title to the inventory purchased resides with Berjaya; therefore, no amounts are reflected in the consolidated balance sheets for inventory purchased on their behalf. Advances received in excess of inventory purchased aggregated approximately $304 thousand and $332 thousand and have been reflected as a related party liability in the accompanying consolidated balance sheets as of December 31, 1999 and 1998, respectively.

4. CONTRACTS IN PROCESS

        The amounts by which total costs exceeded or were less than billings on uncompleted contracts are as follows (in thousands):

AS OF DECEMBER 31,                                                                 1999           1998
Costs incurred (including deposits held for outsourced production)                $ 3,166        $ 1,273
Estimated earnings                                                                      -            213
                                                                                  -------        -------
                                                                                    3,166          1,486
Less:  billings                                                                    (5,403)        (1,450)
                                                                                  -------        -------
                                                                                  $(2,237)       $    36
                                                                                  =======        =======

Included in the accompanying consolidated balance sheets as follows:
Costs in excess of billings on uncompleted contracts                             $     -        $     45
Billings in excess of costs on uncompleted contracts                               (2,237)            (9)
                                                                                  -------        -------
                                                                                  $(2,237)       $    36
                                                                                  =======        =======


5.      INVENTORIES

At December 31, inventories were comprised of (in thousands):

                      1999       1998
                      ----       ----
Raw materials         $135       $207
Work in process          -        591
Finished goods           -          -
                      ----       ----
                      $135       $798
                      ====       ====

6.      LOTTERY SERVICE AGREEMENTS

        The Company enters into contracts to provide lottery equipment and management of on-line lottery systems on a long-term basis. In September 1999, the Company entered into agreements to provide equipment and facilities management services for a charitable lottery in Great Britain expected to begin operations in Spring 2000. The Company's investment in equipment and services was substantially funded by its customer.

        In 1992 and in 1995, the Company entered into contracts to provide lottery equipment in Papua New Guinea and in the United Kingdom, respectively.

        In July 1995, the Company sold all its interest in the Papua New Guinea lottery operation to the principal shareholders of the licensee for a fixed amount plus a percentage of the annual gross lottery sales or an annual sum of $260 thousand, whichever is greater, for a period of five years, provided that the additional sums shall not exceed $3.0 million. The Company recognized approximately $105 thousand as a gain on the sale of the lottery service agreement in 1998, before payments were suspended due to poor economic conditions in Papua New Guinea. The Company is reviewing its options to recover the remaining amount due under the terms of contract. At December 31, 1999, the Company has no investment remaining on its balance sheet.

        In 1997 and 1998, the Company recovered part of its investment in the 1995 U.K. lottery service agreement through a sale of a system and terminals to Olympic Gold, which aggregated $3.8 million of which $2.8 million had been previously reserved.

        Included in royalties and other income is an amount of $290 thousand reflecting proceeds from the settlement of the claim against the Arizona State Lottery pertaining to the procurement for an on-line lottery system.

7. INDUSTRY SEGMENT AND GEOGRAPHICAL DATA

        The Company operates in one industry segment, which includes totalizator and lottery systems. The Company has an Australian subsidiary, International Lottery & Totalizator Systems Australia Pty., Ltd., and a United Kingdom subsidiary, ILTS UK Limited.

        Sales between geographic areas are generally priced to recover material costs plus an appropriate markup. Revenue by major customer location is as follows (in thousands):

CUSTOMER LOCATION          1999          1998
                        -------       -------
Australia               $ 1,800         1,500
Philippines                 500         2,300
Ukraine                     500           900
Hong Kong                   400         1,700
Malaysia                    400         1,000
Sweden                      200         2,400
All other                 1,800         3,400
                        -------       -------
Total                   $ 5,600       $13,200
                        =======       =======


        The following table summarizes information about the Company's operations in different geographic areas for the years ended December 31, (in thousands):

                                                  1999                                                1998
                          -------------------------------------------------    ---------------------------------------------------
                                                       EASTERN                              EASTERN
                                                       EUROPE/     CONSOLI                  EUROPE/                       CONSOLI
                             USA         PACIFIC       EUROPE      -DATED         USA       PACIFIC       EUROPE          -DATED
                          ---------     --------     ---------    ---------    ---------    --------      --------       ---------
Sales to unaffiliated
customers:
  Export                  $  2,931      $      -     $      -     $  2,931     $  9,537     $      -      $      -       $  9,537
  Domestic                     583         2,136            -        2,719          734        2,838            63          3,635
                          ---------     --------     ---------    ---------    ---------    --------      --------       ---------
Sales to:
  Australia subsidiary         539             -            -          539        1,209            -             -          1,209
                          ---------     --------     ---------    ---------    ---------    --------      --------       ---------
                             4,053         2,136            -        6,189       11,480        2,838            63         14,381
                          ---------     --------     ---------    ---------    ---------    --------      --------       ---------
Elimination of
  intercompany sales          (539)            -            -         (539)      (1,209)           -             -         (1,209)
                          ---------     --------     ---------    ---------    ---------    --------      --------       ---------
  Total revenue              3,514         2,136            -        5,650       10,271        2,838            63         13,172
                          ---------     --------     ---------    ---------    ---------    --------      --------       ---------
Net income (loss)         $ (4,426)     $    240     $    (55)    $ (4,241)    $ (2,407)    $    115      $    400       $ (1,892)
                          ---------     --------     ---------    ---------    ---------    --------      --------       ---------
Identifiable assets       $  6,973      $  1,286     $    252     $  8,511     $  4,331     $    747      $      -       $  5,078
                          ---------     --------     ---------    ---------    ---------    --------      --------       ---------

8. LEASES

        The Company leases its facilities in Carlsbad, California and Sydney, Australia under operating lease agreements, which expire in June 2005 and October 2001 respectively. The Carlsbad lease provides for an annual increase and the Sydney lease provides for an increase in minimum annual rent based on increases in various market indices. At December 31, 1999, the Company began to close its Australian service operations and is using the facility as a sales office. The Company remains obligated on the lease through October 2001; however, the Company and the lessor are jointly attempting to lease the facility to a new tenant. Rent expense for the years ended December 31, 1999 and 1998 was $413 thousand and $581 thousand respectively.

        Minimum future obligations for these leases are as follows (in thousands): 2000 - $496; 2001 - $449; 2002 - $395; 2003 - $308; 2004 - $307;
2005 - $316.

9. INCOME TAXES

        The provision for income taxes of $136 thousand in 1999 and $28 thousand in 1998 primarily relates to income earned by the Company's Australian subsidiary.

        The following is a reconciliation of the actual tax provision to the expected tax benefit computed by applying the statutory federal income tax rate to the loss before provision for income taxes (in thousands):

YEARS ENDED DECEMBER 31,                                       1999           1998
                                                            --------       --------
Expected federal income tax benefit at statutory rate       $(1,627)       $(1,354)
U.S. and foreign net operating losses - no benefit            1,627          1,354
Other, net                                                      136             28
Provision for income taxes                                      136             28
                                                            --------       --------


        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

        The components of the Company's deferred tax assets are as follows (in thousands):

DECEMBER 31,                                                1999            1998
                                                         ---------       ---------
Deferred tax assets:
        Reserves and accruals                                1,126           1,561
        Net operating loss and credit carryforwards         21,918          20,253
        Other                                                  452             492
                                                         ---------       ---------
Deferred tax assets                                         23,496          22,306
Valuation allowance                                        (23,496)        (22,306)
                                                         ---------       ---------
Deferred taxes                                           $       -       $       -
                                                         =========       =========


        The Company has Federal and California net operating losses of approximately $58 million and $25 million, respectively, which begin to expire in 2008 and 2,000, respectively, unless previously utilized. The difference between the federal and California net operating loss carryforwards relates primarily to California's statutory 50% annual reduction rule as well as previous expiration of California net operating losses due to the shorter five-year carryover period allowed by California tax statute. The Company has provided a valuation allowance against its net deferred tax asset due to uncertainty regarding its realization.

        The Company also has federal general business credit carryforwards of approximately $588 thousand, which begin to expire in 2002.

        Pursuant to the Tax Reform Act of 1986, use of the Company's business credit and net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

10. EMPLOYEE STOCK BONUS PLAN

        The Company has an employee stock bonus plan, commonly referred to as a 401(k) plan, qualified under the Internal Revenue Code, in which all eligible employees, as defined in the Internal Revenue Code, may elect to participate. Under the Plan, employees may voluntarily make tax-deferred contributions of up to 15% of their compensation to a trust, which provides the participant with various investment alternatives. In addition, the Company, at the discretion of the Board of Directors, may contribute an amount of Company stock for each fiscal year that does not exceed 5% of the annual compensation of all participants in the Plan. The Company made no contributions in 1999 and 1998.

11. STOCK OPTION PLANS

        The Company has two current employee stock option plans and a directors option plan whereby options to purchase 681 thousand and 26 thousand shares, respectively, of the Company's common stock may be granted. Options granted have 5-to-10 year terms that vest and become fully exercisable two to four years from the date of grant.

        Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined as if the Company has accounted for its employee stock options under the fair value method of SFAS No.
123. The fair value of these options was estimated at the date of grant, using the Black-Scholes option pricing model, with the following weighted average assumptions for 1999 and 1998, respectively: risk-free interest rates 5.97% - 6.68% and 4.58% - 4.95%, respectively; dividend yields of 0% in both 1999 and 1998; volatility factors of the expected market price of the Company's common stock of 111 for 1999, 2.8 for 1998 and a weighted-average life of the option of
7.21 years for both 1999 and 1998.

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

                                  1999             1998
Pro forma net loss             $(4,308)       $  (2,093)
Pro forma loss per share       $ (0.56)       $   (0.35)

        In 1999, the Company granted options to acquire 65,000 shares of the Company's common stock to consultants. The options were issued at fair value with a vesting period of two years and compensation expense of $23,400 was recorded in accordance with SFAS 123.

        A summary of the Company's stock option activity and related information for the years ended December 31 follows (options in thousands):


YEARS ENDED DECEMBER 31,                      1999       Weighted-     1998        Weighted-
                                                          Average                   Average
                                                          Exercise                  Exercise
                                             Options       Price      Options        Price
                                             -------     ---------    -------      ---------
Outstanding-beginning of year                  436        $ 9.92         493        $12.74
        Granted                                427        $ 1.00          63        $ 1.48
        Exercised                                -        $    -           -        $    -
        Cancelled                             (117)       $17.03        (120)       $16.83
                                           -------     ---------     -------     ---------
Outstanding-end of year                        746        $ 3.70         436        $ 9.92
                                           -------     ---------     -------     ---------
Exercisable at end of year                     222        $ 8.80         263        $14.48
                                           -------     ---------     -------     ---------
Weighted-average fair value of options
        granted during the year                           $ 1.00                    $ 1.48
                                           -------     ---------     -------     ---------

        Exercise prices for options outstanding as of December 31, 1999 ranged from $0.50 to $47.25. The weighted-average remaining contractual life of those options is approximately 6 years.

        At December 31, 1999, options for 458,844 shares were available for future grant.

        The following table summarizes information about stock options at December 31, 1999 (shares in thousands):


                                           OUTSTANDING STOCK OPTIONS          EXERCISABLE STOCK OPTIONS
                                          --------------------------------------------------------------
                                                     WEIGHTED-        WEIGHTED-              WEIGHTED-
                                                      AVERAGE          AVERAGE               AVERAGE
                                                     REMAINING         EXERCISE              EXERCISE
                                          SHARES  CONTRACTUAL LIFE      PRICE    SHARES       PRICE
                                          ------  ----------------      -----    ------       -----
RANGE OF EXERCISE PRICES OF 12/31/99
           $ 0.5000-$ 3.8439                573       9.37years       $    1.70     49       $    3.42
           $ 3.8445-$ 6.6564                101       4.12years       $    4.62    101       $    4.62
           $ 8.2500-$34.5000                 60       2.55years       $   12.54     60       $   12.54
           $47.2500-$47.2500                 12       2.71years       $   47.25     12       $   47.25
           ----------------                 ---       ---------       ---------    ---       ---------
           $ 0.5000-$47.2500                746       8.00years       $    3.70    222       $    8.80
           ----------------                 ---       ---------       ---------    ---       ---------


12. LITIGATION

        In November, 1995, Mr. James Walters, the former chairman and president of the Company, filed an action in the San Diego County Superior Court against the Company and its then current president, Frederick A. Brunn, alleging that certain statements in a magazine article were slander per se by the Company and Brunn. The case was settled in October 1999 at minimal financial cost to Registrant.

        The Company is also subject to other legal proceedings and claims that arise in the normal course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.