Form 10KSB40, Exhibit 13
period 2000-12-31
INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS INC
filed 2001-03-29
CIK 354813

                                                                      EXHIBIT 13



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

The statements in this filing which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by forward-looking statements. These risks and uncertainties include the absence of significant contract backlog, the dependence on business from foreign customers sometimes in politically unstable regions, political and governmental decisions as to the establishment of lotteries and other wagering industries in which the Company's products are marketed, fluctuations in quarter-by-quarter operating results, and other factors described in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000.

OVERVIEW

The Company has derived substantially all of its product sales revenues from the sale of betting terminals to racing organizations and lotteries worldwide. The size and timing of these transactions result in variability in product sales revenues from period to period.

RESULTS OF OPERATIONS

2000 VERSUS 1999

        REVENUES: Total revenues in fiscal 2000 increased significantly ($18.5 million) to $24.1 million, as compared to fiscal 1999. Product sales increased $18.3 million in 2000 to $21.7 million from $3.4 million in 1999 primarily resulting from the completion of two large contracts in 2000. Numerous small contracts were also started with substantial completion in 2000. Terminal shipments associated with these contracts were up considerably compared to 1999. Service revenues increased almost 7% or $0.2 million from 1999. Service revenue from the new facilities management contract in the U.K. more than offset the loss of service revenue in Australia. The increased service revenue in 2000 from the U.K. will not continue in the future, as the operation has been shut down.

        GROSS PROFIT: The gross profit on product sales was 30% in 2000 compared to 5% in 1999. The increased gross profit percentage was due to both an increased volume of contracts and the completion of contracts close to budgeted margins. The high volume of work also helped absorb more fixed costs. Contracts are priced individually based on market conditions, complexity of project and targeted gross profit requirements. The gross profit percentage on service revenues decreased to 30% in 2000 from 34% in 1999 due to support costs relating to the termination of the contract in New South Wales, Australia.

        ENGINEERING, RESEARCH & DEVELOPMENT: Engineering, research and development expenses decreased 27% to $0.9 million in 2000 compared to $1.2 million in 1999. Both 2000 and 1999 projects focused on the development of additional terminals and software for customers as opposed to new products. Research & development spending is expected to remain consistent with current spending.

        SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses decreased 4% or $0.2 million in 2000 compared to 1999. The U.S. selling, general and administrative expenses dropped 17% or $0.7 million compared to 1999, however this was offset by the expenses of the U.K. office which included some one time start up costs to deliver on the GTL contract. The downsizing of the Australia office produced savings of $0.2 million compared to 1999.

        PROVISION FOR INCOME TAXES: Provision for U.S. income taxes of $48 thousand for 2000 relates to alternative minimum tax. In addition, $10 thousand in 2000 and $136 thousand in 1999 relate to income earned by the Company's Australian subsidiary.

1999 VERSUS 1998

        REVENUES: Total revenues in fiscal 1999 decreased 57% or $7.5 million, as compared to fiscal 1998. Product sales decreased 70% in 1999 to $3.4 million from $11.1 million in 1998 primarily resulting from a substantial decrease in terminal shipments in 1999 compared to 1998. Service revenues increased

10% or $0.2 million from 1998, primarily resulting from an increase in demand for software support to one customer.

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

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2000, current assets increased by $2.4 million. Cash and cash equivalents decreased by $0.3 million as compared to fiscal 1999. At December 31, 2000, the Company had $0.2 million in a certificate of deposit that was required for a bid earlier in the year. The certificate of deposit matured in January 2001. An increase in accounts receivable of $1.0 million was primarily due to two contracts, both of which were billed in the last quarter of 2000, according to contract schedules. As the result of a settlement with a customer, the Company accepted terminals in exchange for accounts receivable. An increase in inventory of $1.7 million was related to terminals received from GTL as payment for outstanding accounts receivable.

In November 2000, the Company signed a $2.0 million contract with Montreal Informatica (MI) to provide an on-line lottery system and terminals for the Santa Catarina Lottery in Brazil. Pursuant to this contract, the Company recorded a $518,000 note receivable that was issued to partially finance the customer's payments for the terminals to be delivered over the next two years. The note receivable bears interest at an annual rate of 10% and matures on October 30, 2004. Principal and interest payments are due to the Company monthly. When the note receivable was initially recorded, the Company also recorded deferred revenue for $518,000. Revenue on this contract is recognized in accordance with the percentage-of-completion method. During the year ended December 31, 2000, the Company recognized revenues of approximately $1.2 million on this contract.

As of December 31, 2000, there were no material commitments for capital expenditures.

On February 12, 2001, the Affiliations Committee of the Board of Directors approved a $1.5 million six month short-term loan to Berjaya Lottery Management (H.K.) Ltd., the Company's majority shareholder, at an interest rate of 9% per annum. The note is due on August 13, 2001.

Sources of cash over the next 12 months are expected to come from current contracts, spares revenue estimated from historical sales and repayment of the $1.5 million short-term loan to Berjaya. Uses of cash will be for normal operating expenses and costs associated with contract execution.

The Company's consolidated financial statements have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. Management anticipates that it will be successful in obtaining sufficient product or service contracts to enable the Company to continue normal operations through the next 12 months.

SIGNIFICANT CONTRACTS

The Company enters into contracts to provide lottery equipment and management of on-line lottery systems on a long-term basis. In September 1999, the Company entered into agreements with Global Technologies Ltd. (GTL) to provide equipment for a contract price of $12.3 million and facilities management services for a fixed fee plus percentage contract for a charitable lottery in Great Britain which began operations in Spring 2000. The Company completed delivery of the system and terminals and lottery operations began in the first quarter of 2000. During the year ended December 31, 2000, the company recorded revenues of $14.5 million on these contracts. The Company's sale of equipment and services was substantially paid by GTL, however the final payment became delinquent. At the end of the third quarter 2000, the Company reserved $1.8 million for the full unpaid balance as of September 30, 2000. In October of 2000, the Company was notified by GTL that the lottery would no longer be operational. In December 2000, the parties executed a settlement agreement in which GTL returned a negotiated number of terminals to the Company in full satisfaction of the outstanding amounts due to the Company. In connection with the settlement, the reserve recorded in September 2000 was reversed and the terminals were added to inventory at the lower of cost or market, to the extent of the amount previously reserved in the third quarter.

In August 1999, the Company was awarded a contract by long-term customer AB Trav och Galopp ("ATG") of Sweden for 815 DATAMARK Flipper terminals and related parts. In March 2000, this contract was amended to add 60 terminals. The contract, as amended has a total value of more than $4.3 million. All terminals were delivered in 2000 and all revenue was recognized.

In November 2000, the Company signed a $2.0 million contract with Montreal Informatica (MI) to provide an on-line lottery system and terminals for the Santa Catarina Lottery in Brazil. Pursuant to this contract, the Company recorded a $518,000 note receivable that was issued to partially finance the customer's payments for the terminals to be delivered over the next two years. The note receivable bears interest at an annual rate of 10% and matures on October 30, 2004. Principal and interest payments are due to the Company monthly. When the note receivable was initially recorded, the Company also recorded deferred revenue for $518,000. Revenue on this contract is recognized in accordance with the percentage-of-completion method. During the year ended December 31, 2000, the Company recognized revenues of approximately $1.2 million on this contract.

In November 2000, the Company and Sports Toto Malaysia (STM), a subsidiary of Berjaya, executed an agreement for the Company to supply on-line lottery system and related services to STM for $8.1 million. The system is scheduled to be operational in the third quarter of calendar year 2001. Revenues totaling $188 thousand were recognized on this contract in 2000.

FOREIGN EXCHANGE FLUCTUATION

The Company's reporting currency is the U.S. dollar. Historically, a majority of the Company's sales have been denominated in U.S. dollars, with the balance denominated in foreign currencies. These foreign currency sales have been effected principally by the Company's international subsidiaries. Changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will in the future continue to have an impact on revenue and expense reported by the Company, and such effect may be material in any individual reporting period. As the contracts are predominantly denominated in the functional currency of the subsidiary performing under the contract, the Company has historically incurred immaterial amounts of transaction gains or losses.

The balance sheets of the Company's international subsidiaries are translated into U.S. dollars and consolidated with the balance sheet of the Company's domestic subsidiary in accordance with U.S. accounting requirements. Changes in the U.S. dollar value of the foreign currency denominated assets are accounted for as an adjustment to stockholders' equity. Therefore, changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will continue to have an impact on the foreign currency translation component of stockholders' equity reported by the Company, and such effect may be material in any individual reporting period. The Company recognized a foreign exchange loss of $114 thousand in 2000 and a $10 thousand gain in 1999.

ASIA

Significant portions of the Company's revenues are derived from customers located in Asia. In the last 36 months, the currencies of the Asian countries in which the Company's customers are located have declined significantly against the U.S. dollar. Although the Company generally has been paid in U.S. dollars, this decline has effectively increased the cost of the Company's products to its customers. The Company does not believe that its on-going business has been negatively impacted by the Asian currency exchange situation.

ILTS -- INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

SELECTED FINANCIAL DATA

YEARS ENDED DECEMBER 31,                                                    2000               1999
---------------------------------------------------------------          -------           --------
$ in thousands, except per share amounts and non-monetary items

Statement of operations data

    Revenue                                                              $24,100           $  5,650
    Gross profit                                                         $ 7,169           $    955
    Operating profit / (loss)                                            $ 2,113           $ (4,594)
    Net income / (loss)                                                  $ 2,580           $ (4,241)
    Net income / (loss) per share -- basic                               $   .20           $   (.55)
    Net income / (loss) per share -- diluted                             $   .20           $   (.55)

AS OF DECEMBER 31,

Balance sheet data

    Total assets                                                         $11,235           $  8,511
    Shareholders' equity                                                 $ 5,987           $  3,473
    Shares outstanding                                                    12,943             12,943

Key ratios and statistics

    Gross profit                                                           29.75%             16.90%
    Working capital                                                      $ 6,207           $  3,549
    Book value per share                                                 $   .46           $    .27
    Current ratio                                                           2.42               1.76
    Backlog                                                              $11,696           $ 16,402
    Employees                                                                 57                 72

ILTS -- INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,                                                                           2000               1999
-------------------------------------------------------------------------------          ------------           --------
$ in thousands, except share amounts
Assets
Current assets:

    Cash and cash equivalents                                                            $      6,496           $  6,801
    Certificate of deposit                                                                        245                 --
    Accounts receivable, net of allowance for doubtful
      accounts of $19 ($92 in 1999)                                                             1,442                417


    Inventories, net                                                                            1,841                135
        Notes receivable                                                                          140                 --
    Other current assets                                                                          425                842
                                                                                         ------------           --------
           Total current assets                                                                10,589              8,195
                                                                                         ------------           --------

Equipment, furniture and fixtures at cost, less
      accumulated depreciation of $3,483 ($3,877 in 1999)                                         268                316
Notes receivable, net of current portion                                                          378                 --
                                                                                         ------------           --------
                                                                                         $     11,235           $  8,511
                                                                                         ------------           --------
Liabilities and Shareholders' Equity
Current liabilities:

    Accounts payable                                                                     $        356           $    684
    Billings in excess of costs and estimated earnings on uncompleted contracts                 2,270              2,237
    Accrued payroll and related taxes                                                             414                621
        Deferred revenue                                                                          201                 --
    Other current liabilities                                                                   1,141              1,104
                                                                                         ------------           --------
           Total current liabilities                                                            4,382              4,646
                                                                                         ------------           --------

Related party liability                                                                           392                304
Deferred revenue, net of current portion                                                          378                 --
Other long-term liabilities                                                                        96                 88
                                                                                         ------------           --------
                                                                                                5,248              5,038
                                                                                         ------------           --------

Commitments and contingencies (Notes 9 and 13)
Shareholders' equity:

    Common shares; no par value, 50,000,000 shares authorized;
       12,943,000 shares issued and outstanding in 2000 and in 1999                            56,350             56,326
    Accumulated deficit                                                                       (50,212)           (52,792)
    Other accumulated comprehensive loss                                                         (151)               (61)
                                                                                         ------------           --------
                                                                                                5,987              3,473
                                                                                         ------------           --------
                                                                                         $     11,235           $  8,511
                                                                                         ============           ========


The accompanying notes are an integral part of these consolidated balance sheets.

ILTS -- INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,                                                 2000              1999
-----------------------------------------------------------          --------           -------
$ in thousands, except per share amounts
Revenues:

     Sales of products                                               $ 21,659           $ 3,363
     Services                                                           2,441             2,287
                                                                     --------           -------
                                                                       24,100             5,650
                                                                     --------           -------
Cost of revenues:

     Cost of sales of products                                         15,230             3,192
     Cost of services                                                   1,701             1,503
                                                                     --------           -------
                                                                       16,931             4,695
                                                                     --------           -------
Gross profit                                                            7,169               955
     Engineering, research and development                                853             1,173
     Selling, general and administrative                                4,203             4,376
                                                                     --------           -------
Income / (loss)  from operations                                        2,113            (4,594)

Other income:

     Interest income, net                                                 331               135
     Exchange rate (loss) / gain                                         (114)               10
     Royalty and other income                                             308               344
                                                                     --------           -------
Income / (loss) before provision for income taxes                       2,638            (4,105)
Provision for income taxes                                                 58               136
Net income / (loss)                                                  $  2,580           $(4,241)
                                                                     --------           -------

Net income / (loss) per share:

      Basic                                                          $    .20           $ (0.55)
                                                                     --------           -------
      Diluted                                                        $    .20           $ (0.55)
                                                                     --------           -------

Shares used in determination of net income / loss per share

      Basic                                                            12,943             7,681
                                                                     --------           -------
      Diluted                                                          13,031             7,681
                                                                     --------           -------

The accompanying notes are an integral part of these consolidated statements.

ILTS -- INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                          OTHER
                                                           COMMON STOCK                                ACCUMULATED
                                                      ------------------------        ACCUMULATED     COMPREHENSIVE
                                                      SHARES           AMOUNT           DEFICIT        INCOME (LOSS)        TOTAL
                                                      ------           -------        -----------     --------------       -------
THOUSANDS OF SHARES/DOLLARS
Balance at December 31, 1998                           6,009           $51,103          $(48,551)          $ (80)          $ 2,472
                                                       -----           -------          --------           -----           -------
    Proceeds from sale of stock                        6,934             5,200                --              --             5,200
    Options issued for services                           --                23                --              --                23
                                                                                                                           -------
    Foreign currency translation adjustment               --                --                --              19                19
    Net loss -- 1999                                      --                --            (4,241)             --            (4,241)
                                                                                                                           -------
       Total comprehensive income (loss)                                                                                    (4,222)


Balance at December 31, 1999                          12,943            56,326           (52,792)            (61)            3,473
                                                      ------            ------           -------             ---             -----
    Options issued for services                           --                24                --              --                24
                                                                                                                           -------
    Foreign currency translation adjustment               --                --                --             (90)              (90)
    Net income - 2000                                     --                --             2,580              --             2,580
                                                                                                                           -------
       Total comprehensive income (loss)                                                                                     2,490


Balance at December 31, 2000                          12,943           $56,350          $(50,212)          $(151)          $ 5,987
                                                      ------           -------          --------           -----           -------


The accompanying notes are an integral part of these consolidated statements.

ILTS -- INTERNATIONAL LOTTERY & TOTALIZATOR SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,                                                               2000               1999
------------------------                                                             -------            --------
$ in thousands
Cash flows from operating activities:
Net income / (loss)                                                                   $ 2,580           $(4,241)
    Adjustments to reconcile net income / (loss) to net cash
        provided by (used for) operating activities:

        Depreciation and amortization                                                     171               244
              Loss on disposal of equipment                                               231                --
        Compensation expense for options issued to consultants                             24                23
        Changes in operating assets and liabilities:
           Accounts receivable                                                         (2,812)              921
           Costs in excess of billings on uncompleted contracts                            --                45
           Inventories                                                                     81               663
           Accounts payable                                                              (328)              210
           Billings in excess of costs and estimated earnings on
             uncompleted contracts                                                         33             2,228


           Accrued payroll and related taxes                                             (207)               18
           Related party liability                                                         88               (28)
           Other assets                                                                   417              (681)
           Other liabilities                                                              106                12
                                                                                      -------           -------
               Net cash provided by (used for) operating activities                       384              (586)
                                                                                      -------           -------
Cash flows from investing activities:

    Additions to equipment                                                               (354)             (102)
    Certificate of deposit                                                               (245)               --
                                                                                      -------           -------
               Net cash used for investing activities                                    (599)             (102)
                                                                                      -------           -------
Cash flows from financing activities:

    Proceeds from issuance of common shares and warrants                                   --             5,200
                                                                                      -------           -------
               Net cash provided by financing activities                                   --             5,200
                                                                                      -------           -------
Effect of exchange rate changes on cash                                                   (90)               19
                                                                                      -------           -------
(Decrease) increase in cash and cash equivalents                                         (305)            4,531
                                                                                      -------           -------
Cash and cash equivalents, beginning of year                                            6,801             2,270
                                                                                      -------           -------
Cash and cash equivalents, end of year                                                $ 6,496           $ 6,801
                                                                                      -------           -------

Supplemental cash flow information:

Cash paid during the year for interest                                                      1                 1
Cash paid during the year for income taxes                                                 79                19

Supplemental disclosure of non-cash transactions:

During the year ended December 31, 2000, the Company accepted the return of inventory amounting to $1,787,000 from a customer in settlement for outstanding accounts receivable (Note 7).

During the year ended December 31, 2000, the Company issued a note receivable for $518,000 to a customer to finance payments due on a long-term contract. The Company originally recorded deferred revenue for the same amount. (Note 7).

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      OPERATIONS AND OTHER ORGANIZATIONAL MATTERS

        The Company's consolidated financial statements for the year ended December 31, 2000 have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company is largely dependent upon significant contracts for its revenue, which typically include a deposit upon contract signing and up to three months lead-time before delivery of hardware begins.

        In October 1999, Berjaya Lottery Management (H.K.) Ltd ("Berjaya") purchased 6.9 million shares of the Company's common stock for $5.2 million, which increased Berjaya's stock ownership to 71.4%.

        At December 31, 2000, the Company had working capital of $6.2 million. Management recognizes that the Company must recover its investment in existing contracts (Note 4) and generate additional contract sales to maintain its current level of operations. Management anticipates that it will be successful in recovering its investment in existing contracts and obtaining sufficient contracts to enable the Company to continue normal operations; however, no assurances can be given that the Company will be successful in realizing sufficient new contract revenues or obtaining additional financing. If the Company is unable to recover its investment in existing contracts, obtain sufficient new contract revenue or financing, management will be required to reduce the Company's operations. The Company's ability to continue its ongoing operations on a long-term basis is dependent upon its ability to recover its investment in existing contracts, to obtain additional financing, secure additional new contracts and ultimately achieve a sustainable level of profit from operations.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions are eliminated.

        REVENUE RECOGNITION - The Company recognizes revenue on the basis of shipment of products, performance of services, and on the percentage-of-completion method of accounting for long -term contracts, or on the completed contract method of accounting for long-term contracts when all criteria for recognizing revenue under the percentage-of-completion method of accounting cannot be met. Revenues relating to the sale of certain assets, when the ultimate total collection is not reasonably assured, are being recorded under the cost recovery method.

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

        INVENTORY -- Inventory is composed of raw materials and finished goods which are stated at the lower of cost or market.

        WARRANTY RESERVES - Estimated expenses for warranty obligations are accrued as revenue is recognized on related contracts. The reserves are adjusted periodically to reflect actual experience.

        FOREIGN CURRENCY - The Company has contracts with certain customers that are denominated in foreign currencies, and related transaction gains and losses are recognized as a component of current operations. The consolidated accounts of the Company's Australian and UK subsidiaries have been translated from their functional currencies, the Australian dollar and pound sterling, respectively. The effect of the exchange rate fluctuations between the U.S. dollar, the Australian dollar and the pound sterling are recorded as a component of other comprehensive income.

        PER SHARE INFORMATION -- Basic net income (loss) per share is based on the weighted average number of shares outstanding during the year. In 2000, diluted net income per share includes stock options if their effect would be dilutive. In 1999, diluted net loss per share excludes the effect of stock options as the effect would have been anti-dilutive.

        RESEARCH AND DEVELOPMENT - Engineering, research and development costs are expensed as incurred. Substantially all engineering, research and development expenses are related to new product development and designing significant improvements.

        CONCENTRATION - Accounts receivable and costs in excess of billings on uncompleted contracts are primarily related to contracts with a few major customers. These amounts are payable in accordance with the terms of individual contracts and generally collateral is not required. Estimated credit losses are provided for in the financial statements. The Company conducts business in the Asia/Pacific region. Certain Asian countries have experienced severe economic turmoil represented by depressed business conditions and volatility in local currencies. Any significant further decline in these economies and in the value of their currencies could have a material adverse effect on the Company.

        Historically, approximately 70% of the Company's annual service revenues have been derived from a terminal maintenance agreement with an Australian lottery customer. In October 1998, the Australian lottery customer, as a result of a competitive bid, awarded this contract to a competitor of the Company and these service revenues terminated in January 2000. In 2000, the loss of these services was offset by service revenues from the U.K. However, as discussed in
Note 7, the U.K. service revenue will not be reoccurring in the future.

        In 2000, over 90% of terminals were manufactured to ILTS's specifications by one manufacturer. The company concentrated its purchases from a single manufacturer in order to maintain quality and reduce costs. In 1999, all manufacturing was completed in-house.

        CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents at December 31, 2000 and 1999 are investments in commercial paper totaling $5.9 million and $5.4 million, respectively, which mature in January 2001 and January 2000, respectively. The estimated fair value of these investments approximates the carrying value; therefore, there are no unrealized gains or losses as of December 31, 2000 or 1999.

        CERTIFICATE OF DEPOSIT -- At December 31, 2000, the company had a certificate of deposit in the amount of $245,000 that matured in January 2001 bearing interest of 5.69%.

        STOCK OPTIONS - As permitted, the Company has elected the disclosure only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, " Accounting for Stock-Based Compensation". Accordingly, the Company continues to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Options granted to non-employees are recorded at fair value in accordance with SFAS 123.

        MAJOR CUSTOMERS -- For the year ended December 31, 2000, two customers individually represented 60.1% and 18.8% of the Company's total revenue. For the year ended December 31, 1999, one customer represented 32.5% of the Company's total revenue.

        RECENT ACCOUNTING PRONOUNCEMENTS - In December 1999, the SEC issued Staff Accounting Bulletin (SAB) -101, "Revenue Recognition in Financial Statements." SAB-101, as amended, is effective no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The Company adopted SAB-101 in the quarter ended December 31, 2000, the effect of which was immaterial.

        In April 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation: an Interpretation of APB 25. " FIN 44 affects certain awards and modifications made after December 15, 1998 and was effective for all new awards granted beginning July 1, 2000. The adoption of FIN 44 during fiscal 2000 did not impact the Company's accounting of its stock based compensation.

        SFAS No. 133,"Accounting for Derivative Instruments and Hedging Activities," as amended, was adopted by the Company on January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of this statement had no impact on the Company.

        RECLASSIFICATIONS -- Certain prior year amounts have been reclassified to conform with the current year presentations.

3.      RELATED PARTY TRANSACTIONS

        The Company has entered into sales agreements to supply terminals, spares and services to entities in which the Company's largest shareholder, Berjaya, has a significant equity interest. Revenues related to these agreements totaled $1.3 million and $0.5 million in 2000 and 1999, respectively. Included in accounts receivable was $0.1 million and $0.2 million at December 31, 2000 and 1999, respectively, relating to Phillippine Gaming Management Corporation
(PGMC), a long-standing customer and majority owned Berjaya subsidiary.

        During 1996 the Company entered into an agreement with Berjaya (1996 Agreement) to purchase specific inventory on behalf of Berjaya to enable the Company to satisfy certain future potential orders in a timely manner. Title to the inventory purchased resides with Berjaya; therefore, no amounts are reflected in the consolidated balance sheets for inventory purchased on their behalf. Advances received in excess of inventory purchased aggregated approximately $392 thousand and $304 thousand and have been reflected as a related party liability in the accompanying consolidated balance sheets as of December 31, 2000 and 1999, respectively.

        In November 2000, a purchase order was received under the 1996 Agreement to supply PGMC with terminals. The sale generated limited cash to the Company, but decreased the amount of inventory purchased on behalf of Berjaya referenced above. Over 78% of the $0.5 million contract revenue was paid directly to Berjaya and used to reduce the Berjaya inventory held by the Company. PGMC also purchased an additional $568 thousand and $504 thousand in spares for the years ending December 31, 2000 and 1999, respectively.

        In November 2000, the Company and Sports Toto Malaysia (STM) , a subsidiary of Berjaya, executed an agreement for the Company to supply an on-line lottery system and services to STM for $8.1 million. The system is scheduled to be operational in the third quarter of calendar year 2001. Revenues totaling $188 thousand were recognized on this contract in 2000.

        In February 2001, the Affiliations Committee of the Board of Directors approved a $1.5 million six month short-term loan to Berjaya at an interest rate of 9% per annum. The note is due on August 13, 2001.

4.      CONTRACTS IN PROCESS

        The amounts by which total costs exceeded or were less than billings on uncompleted contracts are as follows (in thousands):

AS OF DECEMBER 31,                                                                    2000              1999
------------------                                                                   -------           -------
Costs incurred (including deposits held for outsourced production)                   $    --           $ 3,166
Estimated earnings                                                                        --                --
                                                                                     -------           -------
                                                                                          --             3,166
Less:  billings                                                                       (2,270)           (5,403)
                                                                                     -------           -------
                                                                                     $(2,270)          $(2,237)
                                                                                     =======           =======

Included in the accompanying consolidated balance sheets as follows:

Costs in excess of billings on uncompleted contracts                                 $    --           $    --
Billings in excess of costs and estimated earnings on uncompleted contracts           (2,270)           (2,237)
                                                                                     -------           -------
                                                                                     $(2,270)          $(2,237)
                                                                                     =======           =======


5.      INVENTORIES

At December 31, inventories were comprised of (in thousands):

                                                                                       2000            1999
                                                                                      ------           ----
Raw materials                                                                         $   54           $135
Work in process                                                                           --             --
Finished goods                                                                         1,787             --
                                                                                      ------           ----
                                                                                      $1,841           $135
                                                                                      ======           ====

        The finished goods inventory consists of terminals received from Global Technologies Ltd. (GTL) in a settlement agreement in December 2000. Refer to
Note 7 for further discussion.

6.      EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings (loss) per share.

At December 31, (in thousands, except per share amounts) :

                                                                                        2000             1999
                                                                                     -------          -------
Numerator:

          Net income (loss)                                                          $ 2,580          $(4,241)
                                                                                     -------          -------
          Numerator for basic earnings (loss)  per share --
                  income (loss) available to common stockholders                     $ 2,580          $(4,241)
                                                                                     =======          =======

Denominator:

          Denominator for basic earnings  (loss) per share --
            weighted average shares                                                   12,943            7,681

          Effect of dilutive securities:

                  Stock option plans                                                      88               --
                                                                                     -------          -------
          Denominator for diluted earnings (loss) per share --
                  adjusted weighted average shares and assumed  conversions           13,031            7,681
                                                                                     =======          =======

Basic and diluted earnings (loss) per share                                          $  0.20          $ (0.55)
                                                                                     =======          =======

Basic earnings (loss) per share has been computed using the weighted-average number of shares of common stock outstanding. Diluted earnings (loss) per share include the effects of potentially dilutive securities.

In the fourth quarter of 1999, outstanding shares increased to 12,943 thousand from 6,009 thousand due to the purchase of additional shares by Berjaya. Weighted average shares for the 1999 period was 7,681 thousand.

7.      SIGNIFICANT CONTRACTS

        The Company enters into contracts to provide lottery equipment and management of on-line lottery systems on a long-term basis. In September 1999, the Company entered into agreements with GTL to provide equipment for a contract price of $12.3 million and facilities management services for a fixed fee plus percentage contract for a charitable lottery in Great Britain which began operations in Spring 2000. The Company completed delivery of the system and terminals and lottery operations began in the first quarter of 2000. During the year ended December 31, 2000, the company recorded revenues of $14.5 million on these contracts. The Company's sale of equipment and services was substantially paid by GTL, however the final payment became delinquent. At the end of the third quarter 2000, the Company reserved $1.8 million for the full unpaid balance as of September 30, 2000. In October of 2000, the Company was notified by GTL that the lottery would no longer be operational. In December 2000, the parties executed a settlement agreement in which GTL returned a negotiated number of terminals to the Company in full satisfaction of the outstanding amounts due to the Company. In connection with the settlement, the reserve recorded in September 2000 was reversed and the terminals were added to inventory at the lower of cost or market, to the extent of the amount previously reserved in the third quarter.

        In August 1999, the Company was awarded a contract by long term customer AB Trav och Galopp ("ATG") of Sweden for 815 DATAMARK Flipper terminals and related parts. In March 2000, this contract was amended to add 60 terminals. The contract, as amended has a total value of more than $4.3 million. All terminals were delivered in 2000 and all revenue was recognized.

        In November 2000, the Company signed a $2.0 million contract with Montreal Informatica (MI) to provide an on-line lottery system and terminals for the Santa Catarina Lottery in Brazil. Pursuant to this contract, the Company recorded a $518,000 note receivable that was issued to partially finance the customer's payments for the terminals to be delivered over the next two years. The note receivable bears interest at an annual rate of 10% and matures on October 30, 2004. Principal and interest payments are due to the Company monthly. When the note receivable was initially recorded, the Company also recorded deferred revenue for $518,000. Revenue on this contract is recognized in accordance with the percentage-of-completion method. During the year ended December 31, 2000, the Company recognized revenues of approximately $1.2 million on this contract.

        In November 2000, the Company and Sports Toto Malaysia (STM) , a subsidiary of Berjaya, executed an agreement for the Company to supply an on-line lottery system and services to STM for $8.1 million. The system is scheduled to be operational in the third quarter of calendar year 2001. Revenues totaling $188 thousand were recognized on this contract in 2000.

8.      INDUSTRY SEGMENT AND GEOGRAPHICAL DATA

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

        Sales between geographic areas are generally priced to recover material costs plus an appropriate markup. Revenue by major customer location is as follows (in thousands):

CUSTOMER LOCATION                                                               2000            1999
-----------------                                                            -------          ------
Australia                                                                    $   805          $1,800
Philippines                                                                    1,090             500
Ukraine                                                                           --             500
Hong Kong                                                                        475             400
Malaysia                                                                       1,160             400
Sweden                                                                         4,540             200
U.K                                                                           14,485              --
Brazil                                                                         1,200              --
All other                                                                        345           1,850
                                                                             -------          ------
Total                                                                        $24,100          $5,650
                                                                             =======          ======


The following table summarizes information about the Company's operations in different geographic areas for the years ended December 31, (in thousands):

                                                   2000                                                   1999
                            ----------------------------------------------------   -----------------------------------------------
                                            ASIA/                       CONSOLI-                 ASIA/                     CONSOLI-
                               USA         PACIFIC        EUROPE          DATED     USA         PACIFIC       EUROPE         DATED
                            --------       -------       --------       --------   -------      -------      --------      --------
Sales to unaffiliated
customers:

  Export                    $ 20,079            $-             $-       $ 20,079   $ 2,424           $-           $-       $ 2,424
  Domestic                       132           409          2,188          2,729       583        2,136           --         2,719
                            --------       -------       --------       --------   -------       ------      -------       -------
Sales to:

  Australia subsidiary            74            --             --             74       539           --           --           539
     Berjaya subsidiaries      1,292            --             --          1,292       507           --           --           507
                            --------       -------       --------       --------   -------       ------      -------       -------
                              21,577           409          2,188         24,174     4,053        2,136           --         6,189
                            --------       -------       --------       --------   -------       ------      -------       -------
Elimination of
  intercompany sales             (74)           --             --            (74)     (539)          --           --          (539)
                            --------       -------       --------       --------   -------       ------      -------       -------
  Total revenue               21,503           409          2,188         24,100     3,514        2,136           --         5,650
                            --------       -------       --------       --------   -------       ------      -------       -------
Net income (loss)           $  2,748       $  (147)      $    (21)      $  2,580   $(4,319)      $  133      $   (55)      $(4,241)
                            --------       -------       --------       --------   -------       ------      -------       -------
Identifiable assets         $ 10,798       $   216       $    221       $ 11,235   $ 6,973       $1,286      $   252       $ 8,511
                            --------       -------       --------       --------   -------       ------      -------       -------

9.      LEASES

        The Company leases certain equipment and its facilities in Carlsbad, California, the U.K. and Australia under operating lease agreements, which expire during 2002 and 2006, respectively. The Carlsbad lease provides for annual rent increases. Rent expense for the years ended December 31, 2000 and 1999 was $439 thousand and $413 thousand, respectively. The decrease was primarily due to the Company leasing less square footage in 2000. The Sydney, Australia lease which had an expiration date in October 2001 was terminated in 2000 with minimal cost to the Company.

        Minimum future obligations for these leases are as follows (in thousands): 2001 - $326; 2002 - $330; 2003 - $328; 2004 - $337; 2005 - $347;
2006 -$30.

10.     INCOME TAXES

        The provision for U.S. income taxes of $48 thousand for 2000 relates to alternative minimum tax. In addition, $10 thousand in 2000 and $136 thousand in 1999 relate to income earned by the Company's Australian subsidiary. The components of the provision for income taxes are as follows (in thousands):

YEARS ENDED DECEMBER 31,                                               2000      1999
------------------------                                               ----      ----
Current:

     Federal                                                           $ 41        $-
     State                                                                7        --
     International                                                       10       136
Deferred:

     Federal                                                             --        --
     State                                                               --        --
     International                                                       --        --
                                                                       ----      ----
                                                                       $ 58      $136
                                                                       ====      ====



        The following is a reconciliation of the actual tax provision to the expected tax provision (benefit) computed by applying the statutory federal income tax rate to the income (loss) before provision for income taxes (in thousands):

YEARS ENDED DECEMBER 31,                                                2000          1999
------------------------                                               -----       -------
Expected federal income tax provision (benefit) at statutory rate      $ 968       $(1,627)
U.S. and state net operating losses                                     (968)        1,627
Change in valuation allowance                                             67            --
Other, net                                                                (9)          136
                                                                       -----       -------
                                                                       $  58       $   136
                                                                       =====       =======


        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

        The components of the Company's deferred tax assets are as follows (in thousands):

DECEMBER 31,                                               2000           1999
------------                                             --------       --------
Deferred tax assets:

        Reserves and accruals                            $    968       $  1,126
        Net operating loss and credit carryforwards        21,979         21,918
        Other                                                 616            452
                                                         --------       --------
Deferred tax assets                                        23,563         23,496
Valuation allowance                                       (23,563)       (23,496)
                                                         --------       --------
Net deferred taxes                                             $-             $-
                                                         --------       --------


        The Company has federal and California net operating losses of approximately $56 million and $11 million, respectively, which begin to expire in 2008 and 2001, respectively, unless previously utilized. The difference between the federal and California net operating loss carryforwards relates primarily to California's statutory 50% annual reduction rule as well as previous expiration of California net operating losses due to the shorter five-year carryover period allowed by California tax statute. The Company has provided a valuation allowance against its net deferred tax asset due to uncertainty regarding its realization.

        The Company also has federal general business credit carryforwards of approximately $588 thousand, which begin to expire in 2002.

        Pursuant to the Tax Reform Act of 1986, use of the Company's business credit and net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period.

11.     EMPLOYEE 401(k) PLANS

        The Company has a 401(k) plan, qualified under the Internal Revenue Code, in which all eligible employees, as defined in the Internal Revenue Code, may elect to participate. Under the Plan, employees may voluntarily make tax-deferred contributions of up to 15% of their compensation to a trust, which provides the participant with various investment alternatives. In addition, the Company, at the discretion of the Board of Directors, may contribute an amount of Company stock for each fiscal year that does not exceed 5% of the annual compensation of all participants in the Plan. The Company made no contributions in 2000 and 1999. The Company also maintains another 401(k) plan in which Company or employee contributions are no longer made but long tenured employees maintain an account.

12.     STOCK OPTION PLANS

        The Company has a stock option plan, The 2000 Equity Participation Plan (2000 Plan), that was approved by the Board of Directors in March 2000, whereby options to purchase 200 thousand shares of the Company's common stock may be granted. The number of options authorized for grant will increase January 1 of each plan year by three percent of the total number of outstanding shares of common stock on that date subject to the limitation that the total number of shares of common stock subject to option under all plans shall not exceed ten percent of the total number of outstanding shares of common stock on that date. During the year ended December 31, 2000, seven thousand options were granted under the 2000 Plan. At December 31, 2000, there were approximately 703 thousand options outstanding that had been granted under prior years' stock option plans under which no further options may be granted. Options granted have a 5-to-10 year term that vest and become fully exercisable two to five years from the date of grant. Options are granted at no less than fair value on the date of the grant.

        Pro forma information regarding net income / loss and net income / loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant, using the Black-Scholes option pricing model, with the following weighted average assumptions for 2000 and 1999, respectively: risk-free interest rates 4.42% - 5.21% and 5.97% - 6.68%, respectively; dividend yields of 0% in both 2000 and 1999; volatility factors of the expected market price of the Company's common stock of 2.0 for 2000, 2.9 for 1999 and a weighted-average life of the option of 7.2 years for both 2000 and 1999.

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

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying SFAS No. 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income (loss) in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows (in thousands, except per share amounts):

                                                 2000           1999
                                              ---------      ---------
Reported net income (loss)                    $   2,580      $  (4,241)

Pro forma net income (loss)                   $   2,365      $  (4,308)

Reported net income (loss) per share --
  basic and diluted                           $    0.20      $   (0.55)

Pro forma net income (loss) per share --
  basic and diluted                           $    0.18      $   (0.56)


        In 2000, the Company granted options of 34,000 shares of the Company's common stock to employees and directors. The options were issued at fair value and vest over five years. In 1999, the Company granted options to acquire 65,000 shares of the Company's common stock to consultants. The options were issued at fair value with a vesting period of two years and compensation expense of $46,800 was recorded in accordance with SFAS 123 over the two year period.

        A summary of the Company's stock option activity and related information for the years ended December 31 follows (options in thousands):


YEARS ENDED DECEMBER 31,                           2000                     1999
------------------------                   ---------------------    ----------------------
                                                       Weighted-                 Weighted-
                                                        Average                   Average
                                                        Exercise                 Exercise
                                           Options       Price      Options       Price
                                           -------     --------     -------      ---------
Outstanding-beginning of year                  746       $ 3.70         436       $ 9.92
        Granted                                 34       $  .59         427       $ 1.00
        Exercised                               --       $   --          --       $   --
        Cancelled                              (70)      $ 4.61        (117)      $17.03
                                            ------       ------      ------       ------
Outstanding-end of year                        710       $ 3.46         746       $ 3.70
                                            ------       ------      ------       ------
Exercisable at end of year                     343       $ 5.94         222       $ 8.80
                                            ------       ------      ------       ------
Weighted-average fair value of options
        granted during the year                          $  .59                   $ 1.00


        Exercise prices for options outstanding as of December 31, 2000 ranged from $0.44 to $47.25. The weighted-average remaining contractual life of those options is approximately 7 years.

        At December 31, 2000, options for 193,000 shares were available for future grant.

        The following table summarizes information about stock options at December 31, 2000 (shares in thousands):

                                           OUTSTANDING STOCK OPTIONS                     EXERCISABLE STOCK OPTIONS
                                 ---------------------------------------------           -------------------------
                                               WEIGHTED-             WEIGHTED-                          WEIGHTED-
                                                AVERAGE              AVERAGE                            AVERAGE
                                               REMAINING             EXERCISE                           EXERCISE
                                 SHARES    CONTRACTUAL LIFE            PRICE              SHARES          PRICE
                                 ------    ----------------          ---------            ------        ---------
RANGE OF EXERCISE PRICES
AS OF DECEMBER 31, 2000

$ 0.4380  -  $ 0.6250               38         6.01 years               $0.58                 2           $0.50
$ 1.0000  -  $ 1.0000              357         8.81 years               $1.00                90           $1.00
$ 1.0312  -  $ 3.8445              199         5.75 years               $2.70               134           $2.97
$ 3.9375  -  $ 47.2500             116         2.94 years              $13.27               117          $13.26
- ------  -  - -------             ---         ---- -----              ------               ---          ------
$ 0.4380  -  $ 47.2500             710         6.84 years               $3.46               343           $5.94


13.     STRATEGIC ALLIANCES

        On December 13, 2000, the Company and its long-time customer AB Travoch Galopp of Sweden (ATG) entered into a five year memorandum of understanding to jointly expand, develop and market through cross-licensing agreements ATG's central system and terminal application software used in its totalizator wagering applications. ILTS will provide system integration services for on-line wagering into the ATG wagering pools and jointly market with ATG the new ATG system throughout Europe. Each party will dedicate employees to jointly develop the necessary software for the expansion of the central system and terminal application software. During the six month initial development period, the salaries, benefits and travel expenses of certain employees of the Company will be shared equally with ATG.

14.     LITIGATION

        The Company is subject to legal proceedings and claims that arise in the normal course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

15.     SUBSEQUENT EVENT (UNAUDITED)

        In March 2001, the audit committee, at the direction of the Board of Directors, approved the Company's decision to change its fiscal year end from December 31 to April 30, effective March 20, 2001.